Form 10-K, Exhibit 13
period 1997-11-30
PROGRESS SOFTWARE CORP /MA
filed 1998-02-20
CIK 876167

                                                                    EXHIBIT 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes:


(In thousands, except per share data)                                    Year Ended November 30,
                                                  --------------------------------------------------------------------
                                                    1997            1996          1995            1994          1993
                                                  --------        --------      --------        --------      --------

Statement of Operations Data:
Revenue:
   Software licenses                              $ 95,579        $ 93,178      $110,785        $ 88,426      $ 73,582
   Maintenance and services                         92,735          83,512        69,350          50,811        38,058
                                                  --------        --------      --------        --------      --------
         Total revenue                             188,314         176,690       180,135         139,237       111,640
                                                  --------        --------      --------        --------      --------
Costs and expenses:
   Cost of revenue                                  41,238          38,539        31,896          21,634        16,546
   Sales and marketing                              87,570          87,830        79,546          62,477        49,803
   Product development                              26,991          23,951        24,175          20,203        15,296
   General and administrative                       23,202          21,909        18,813          15,092        12,528
   Non-recurring charges                            11,537              --         2,373              --            --
                                                  --------        --------      --------        --------      --------
         Total costs and expenses                  190,538         172,229       156,803         119,406        94,173
                                                  --------        --------      --------        --------      --------

Income (loss) from operations                       (2,224)*         4,461        23,332**        19,831        17,467
                                                  --------        --------      --------        --------      --------

Other income, net                                    5,356           3,869         3,169           2,136         2,369
                                                  --------        --------      --------        --------      --------

Income before provision for income taxes             3,132*          8,330        26,501**        21,967        19,836
Provision for income taxes                           4,739           2,833         9,817           7,579         6,943
                                                  --------        --------      --------        --------      --------

Net income (loss)                                 $ (1,607)*      $  5,497      $ 16,684**      $ 14,388      $ 12,893
                                                  ========        ========      ========        ========      ========

Income (loss) per common share                    $  (0.13)*      $   0.41      $   1.22**      $   1.12      $   1.00
                                                  ========        ========      ========        ========      ========

Weighted average number of common and
    equivalent shares outstanding                   12,112          13,268        13,628          12,878        12,922
                                                  ========        ========      ========        ========      ========

Balance Sheet Data:
   Cash and short-term investments                $ 93,485        $ 97,323      $ 92,338        $ 74,286      $ 61,300
   Working capital                                  67,760          84,207        85,271          66,868        53,381
   Total assets                                    171,733         173,188       175,736         134,554       107,786
   Long-term debt, including current portion            --             122           162             210           412
   Shareholders' equity                             96,439         113,793       113,481          88,517        69,876


* Includes non-recurring charges related to the acquisition of Apptivity Corporation of $11,537 or $0.93 per share. Excluding these non-recurring items, net income would have been $9,682 or $0.80 per share. See Note 2 of Notes to Consolidated Financial Statements.

** Includes a non-recurring charge for purchase of in-process software development of $2,373 or $0.18 per share. Excluding this non-recurring item, net income would have been $19,057 or $1.40 per share. See Note 2 of Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY STATEMENT The Private Securities Litigation Reform Act of 1995 contains certain safe harbors regarding forward-looking statements. From time to time, information provided by the Company or statements made by its directors, officers or employees may contain "forward-looking" information which involves risks and uncertainties. Actual future results may differ materially. Statements indicating that the Company "expects," "estimates," "believes," "is planning" or "plans to" are forward-looking, as are other statements concerning future financial results, product offerings or other events that have not yet occurred. There are several important factors which could cause actual results or events to differ materially from those anticipated by the forward-looking statements. Such factors, some of which are described in greater detail below under the heading "Factors That May Affect Future Results," include, but are not limited to, the receipt and shipment of new orders, the timely release of enhancements to the Company's products, which could be subject to software release delays, the growth rates of certain market segments, the positioning of the Company's products in those market segments, variations in the demand for customer service and technical support, pricing pressures and the competitive environment in the software industry, consumer use of the Internet, and the Company's ability to penetrate international markets and manage its international operations. Although the Company has sought to identify the most significant risks to its business, the Company cannot predict whether, or to what extent, any of such risks may be realized, nor can there be any assurance that the Company has identified all possible issues which the Company might face.

RESULTS OF OPERATIONS On July 15, 1997, the Company acquired all of the outstanding stock of Apptivity Corporation (Apptivity), a developer of Java-based application development tools, for approximately $11,179,000, consisting of $3,847,000 in cash, $1,373,000 in assumed and other liabilities, the issuance of 395,657 shares of common stock valued at $5,437,000 and the assumption of stock options valued at $522,000. The acquisition has been accounted for as a purchase, and accordingly, the results of operations have been included in the Company's operating results from the date of acquisition. The allocation of the purchase price included $10,806,000 to in-process software development which was charged to operations as part of the non-recurring charges in the third quarter of fiscal 1997. Additionally, the Company recorded a non-recurring charge of $731,000 for the writedown of certain capitalized software costs and other intangible assets to fair value after evaluating the impact of the acquisition upon the Company's future operating plans.

The Company's total revenue in fiscal 1997 increased 7% from its total revenue in fiscal 1996. The Company's net income (before non-recurring charges) increased 76% from $5,497,000 in fiscal 1996 to $9,682,000 in fiscal 1997. After including the effect of the non-recurring charges of $11,537,000 related to the acquisition of Apptivity, the Company recorded a net loss of $1,607,000 in fiscal 1997.

The following table sets forth certain income and expense items as a percentage of total revenue, and the percentage change in dollar amounts of such items compared with the corresponding period in the previous fiscal year.

                                           Percentage of Total Revenue          Period-to-Period Change
                                        --------------------------------       -------------------------
                                             Year Ended November 30,              1997            1996
                                        --------------------------------       Compared         Compared
                                        1997         1996           1995        to 1996          to 1995
                                        ----         ----           ----       --------         --------
Revenue:
  Software licenses                       51%          53%           62%           3%             (16)%
  Maintenance and services                49           47            38           11               20
                                         ---          ---           ---
          Total revenue                  100          100           100            7               (2)
                                         ---          ---           ---
Costs and expenses:
  Cost of software licenses                5            5             4           13               27
  Cost of maintenance and services        17           17            14            5               19
  Sales and marketing                     47           50            44            0               10
  Product development                     14           13            14           13               (1)
  General and administrative              12           12            10            6               16
  Non-recurring charges                    6           --             1           --               --
                                         ---          ---           ---
          Total costs and expenses       101           97            87           11               10
                                         ---          ---           ---




Income (loss) from operations             (1)           3            13         (150)             (81)
Other income, net                          3            2             2           38               22
                                         ---          ---           ---
Income before provision for income
  taxes                                    2            5            15          (62)             (69)
Provision for income taxes                 3            2             6           67              (71)
                                         ---          ---           ---
Net income (loss)                         (1)%          3%            9%        (129)             (67)
                                         ===          ===           ===


FISCAL 1997 COMPARED TO FISCAL 1996 The Company's total revenue increased 7% from $176,690,000 in fiscal 1996 to $188,314,000 in fiscal 1997. Software license revenue increased 3% from $93,178,000 in fiscal 1996 to $95,579,000 in fiscal 1997. The software license revenue increase was attributable to greater sales of the Company's flagship products, PROGRESS Versions 7 and 8, a slowdown in the rate of decline of PROGRESS Version 6 and increased acceptance of new products such as WebSpeed.

Maintenance and services revenue increased 11% from $83,512,000 in fiscal 1996 to $92,735,000 in fiscal 1997. The maintenance and services revenue increase was primarily a result of growth in the Company's installed customer base, renewal of maintenance contracts and greater demand for consulting services.

Total revenue generated in markets outside North America increased from $104,568,000 in fiscal 1996 to $111,467,000 in fiscal 1997 and remained approximately 59% of total revenue. Total revenue generated in markets outside North America would have represented 61% of total revenue in fiscal 1997 if exchange rates had been constant as compared to the exchange rates in effect in fiscal 1996.

Cost of software licenses consists primarily of cost of product media, documentation, duplication, packaging, royalties and amortization of capitalized software costs. Cost of software licenses increased 13% from $8,838,000 in fiscal 1996 to $10,000,000 in fiscal 1997 and increased as a percentage of software license revenue from 9% to 10%. The percentage and dollar increase was due to an increase in amortization of capitalized software costs and higher royalty expense. Cost of software licenses as a percentage of software license revenue can vary depending upon the relative product mix in a given period.

Cost of maintenance and services consists primarily of costs of providing customer technical support, education and consulting. Cost of maintenance and services increased 5% from $29,701,000 in fiscal 1996 to $31,238,000 in fiscal 1997, but decreased as a percentage of maintenance and services revenue from 36% to 34%. The percentage decrease was due primarily to improved margins in the North America consulting business. The dollar increase was due primarily to the growth in the Company's technical support, education and consulting staff and related costs. Additionally, the Company increased its usage of third party contractors in fiscal 1997 as compared to fiscal 1996 in order to satisfy demand for increased consulting and training services. The Company increased its technical support, education and consulting staff from 218 at the end of fiscal 1996 to 230 at the end of fiscal 1997.

Sales and marketing expenses decreased slightly from $87,830,000 in fiscal 1996 to $87,570,000 in fiscal 1997 and decreased as a percentage of total revenue from 50% to 47%. Worldwide sales and marketing headcount decreased from 485 at the end of fiscal 1996 to 454 at the end of fiscal 1997. The reduction in headcount resulted in lower compensation expense. This decrease was offset by increased discretionary marketing program expenses such as advertising, trade shows and direct mail. The percentage decrease in sales and marketing expenses as a percentage of total revenue was primarily due to improved productivity as revenue increased at a greater rate than sales and marketing expenses during fiscal 1997 as compared to fiscal 1996.

Product development expenses increased 13% from $23,951,000 in fiscal 1996 to $26,991,000 in fiscal 1997 and increased as a percentage of total revenue from 13% to 14%. The dollar and percentage increases were primarily due to increased headcount levels in fiscal 1997 as compared to fiscal 1996 and higher average compensation costs per person. The major product development efforts in fiscal 1997 related to the development of the Apptivity and WebSpeed product lines, as well as a major new release of PROGRESS Version 8. The Company also devoted significant resources to developing the ProtoSpeed product and enhancements to products in the Crescent Division. The product development staff increased from 196 at November 30, 1996 to 199 at November 30, 1997.

The Company capitalized $2,462,000 of software development costs in fiscal 1996 and $1,864,000 in fiscal 1997 in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" (SFAS 86). The amounts capitalized represented 9% of total product development costs in fiscal 1996 and 6% of total product development costs in fiscal 1997. The decrease in the capitalization rate in fiscal 1997 resulted from fewer projects qualifying for capitalization under the Company's software capitalization policies. Capitalized software costs are amortized over the estimated life of the product (two to four years) and amounts amortized are included in cost of software licenses for the period.

General and administrative expenses include the costs of the finance, human resources, legal, information systems and administrative departments of the Company. General and administrative expenses increased 6% from $21,909,000 in fiscal 1996 to $23,202,000 in fiscal 1997 and remained approximately the same percentage of total revenue in each year. The dollar increase in general and administrative expenses was primarily due to higher average personnel costs, including higher incentive compensation costs in fiscal 1997 as compared to fiscal 1996. The Company's administrative headcount was essentially the same at the end of fiscal 1997 as compared to the end of fiscal 1996.

Income from operations decreased as a percentage of total revenue from 3% in fiscal 1996 to (1)% in fiscal 1997 (including non-recurring charges of $11,537,000 related to the acquisition of Apptivity). Excluding the non-recurring charges, income from operations in fiscal 1997 was 5% of total revenue.

Excluding the non-recurring charges, income from operations attributable to North America remained approximately 6% of North American revenue in each year. Income from operations attributable to Europe as a percentage of European revenue was 1% in fiscal 1996 and 5% in fiscal 1997. The increase in income from operations in Europe was due to higher revenue and improved expense control in fiscal 1997 as compared to fiscal 1996. The lower operating margin in fiscal 1997 from other operations as compared to operating margins in North America and Europe related primarily to continued losses at the Company's joint venture in Japan. Operating margins from international operations in the future will depend significantly on the extent and timing of the Company's expansion into new markets, and its ability to achieve economies of scale in established international markets. See Note 10 of Notes to Consolidated Financial Statements.

Other income increased $1,487,000 from $3,869,000 in fiscal 1996 to $5,356,000 in fiscal 1997 due primarily to a foreign currency gain of $1,135,000 in fiscal 1997 as compared to a foreign currency loss in fiscal 1996. The foreign currency gain in fiscal 1997 relates to gains from the Company's foreign currency hedging programs, as well as foreign currency gains and losses related primarily to the translation and settlement of short-term intercompany receivables. During fiscal 1997, the U.S. dollar strengthened considerably against most international currencies. This resulted in lower reported revenue and operating income primarily from the Company's European operations, which was offset to some extent by the Company's foreign exchange hedging program. The increase in other income was also due to an increase in other income-minority interest, offset by slightly lower interest income. All revenue, costs and expenses attributable to the Company's joint venture are included in the Company's revenue, costs and expenses. To account for the fact that the Company owns only a 51% interest in the joint venture, other income (expense) reflects that portion of the joint venture's income or loss which is attributable to the 49% minority interest in the joint venture. The joint venture generated a net loss in each period presented and the Company recorded as "other income - minority interest" an amount equal to 49% of the joint venture's net loss.

The Company's effective tax rate was 151% in fiscal 1997 compared to 34% in fiscal 1996. The increase in the effective tax rate in fiscal 1997 from fiscal 1996 was due to nondeductible expenses related to the acquisition of Apptivity in fiscal 1997. Excluding these nondeductible expenses, the Company's effective tax rate for fiscal 1997 was 34%. See Note 7 of Notes to Consolidated Financial Statements. The Company expects its effective tax rate to be around 34% in fiscal 1998.

FISCAL 1996 COMPARED TO FISCAL 1995 The Company's total revenue decreased 2% from $180,135,000 in fiscal 1995 to $176,690,000 in fiscal 1996. The reduction in total revenue was primarily due to a decrease in software license revenue, offset by an increase in maintenance and services revenue. Software license revenue decreased 16% from $110,785,000 in fiscal 1995 to $93,178,000 in fiscal 1996. The software license revenue decrease was attributable to increased competition, a slowdown in the rate of growth for application development tools, the transition some of the Company's Application Partners faced in the marketplace as they moved their applications to PROGRESS Versions 7 and 8 and, to a lesser extent, the new user-based pricing structure implemented in the fourth quarter of fiscal 1995.

Maintenance and services revenue increased 20% from $69,350,000 in fiscal 1995 to $83,512,000 in fiscal 1996. The maintenance and services revenue increase was primarily a result of growth in the Company's installed customer base, renewal of maintenance contracts and greater demand for consulting services.

Total revenue generated in markets outside North America decreased slightly from $104,680,000 in fiscal 1995 to $104,568,000 in fiscal 1996 but increased as a percentage of total revenue from 58% in fiscal 1995 to 59% in fiscal 1996. Total revenue generated in markets outside North America would have represented 60% of total revenue in fiscal 1996 if exchange rates had been constant as compared to fiscal 1995.

Cost of software licenses increased 27% from $6,965,000 in fiscal 1995 to $8,838,000 in fiscal 1996 and increased as a percentage of software license revenue from 6% to 9%. The percentage and dollar increase was due to an increase in amortization of capitalized software costs, higher documentation costs associated with PROGRESS Version 7 and Version 8 as compared to Version 6 and higher royalty expense.

Cost of maintenance and services increased 19% from $24,931,000 in fiscal 1995 to $29,701,000 in fiscal 1996, but remained approximately the same percentage of maintenance and services revenue. The dollar increase was due primarily to the growth in the Company's technical support, education and consulting staff and related costs required to support the growth in the Company's installed customer base. Additionally, the Company increased its usage of third party contractors in fiscal 1996 as compared to fiscal 1995 in order to satisfy demand for increased consulting and training services. The Company increased its technical support, education and consulting staff from 199 at November 30, 1995 to 218 at November 30, 1996.

Sales and marketing expenses increased 10% from $79,546,000 in fiscal 1995 to $87,830,000 in fiscal 1996 and increased as a percentage of total revenue from 44% to 50%. The dollar and percentage increase in sales and marketing expenses was primarily due to expansion of the sales, sales support and marketing staff, the establishment of a subsidiary in Argentina and, to a lesser extent, expansion of marketing activities associated with the launch of WebSpeed, PROGRESS Version 8 and the Crescent product line. The Company increased its sales, sales support and marketing staff from 457 at November 30, 1995 to 485 at November 30, 1996.

Product development expenses decreased 1% from $24,175,000 in fiscal 1995 to $23,951,000 in fiscal 1996, but remained approximately the same percentage of total revenue in both years. The dollar decrease was due primarily to reduced headcount levels in fiscal 1996 as compared to fiscal 1995. However, the decrease in expenses was not proportionate to the decrease in period end headcount due to higher average personnel expenses and other related costs in fiscal 1996 as compared to fiscal 1995. The major product development efforts in fiscal 1996 related to the development of the WebSpeed product line, major new releases of PROGRESS, including Version 8.0B and Version 8.1, and Visual Basic and Visual J++ add-on tools and components in the Crescent Division. The product development staff decreased from 242 at November 30, 1995 to 196 at November 30, 1996. The Company capitalized $2,697,000 of software development costs in fiscal 1995 and $2,462,000 in fiscal 1996 in accordance with SFAS 86. The amounts capitalized represented 10% in fiscal 1995 and 9% in fiscal 1996 of total product development costs.

General and administrative expenses increased 16% from $18,813,000 in fiscal 1995 to $21,909,000 in fiscal 1996, and increased as a percentage of total revenue from 10% to 12%. The dollar increase in general and administrative expenses was primarily due to higher expenses in information systems as the Company improved its system infrastructure and increased personnel costs reflecting the full impact of the fiscal 1995 staff increase. The Company's administrative headcount remained essentially the same at the end of fiscal 1996 as compared to fiscal 1995.

Income from operations decreased as a percentage of total revenue from 13% in fiscal 1995 (including the non-recurring charge of $2,373,000 for in-process software development costs related to the acquisition of Crescent) to 3% in fiscal

1996. The decrease was due to a reduction in total revenue of 2% together with an increase in total cost and expenses of 10%. Excluding the non-recurring charge, income from operations in fiscal 1995 was 14% of total revenue.

Excluding the non-recurring charge, income from operations attributable to North America decreased as a percentage of North American revenue from 22% in fiscal 1995 to 6% in fiscal 1996. Income from operations attributable to Europe as a percentage of European revenue was 7% in fiscal 1995 and 1% in fiscal 1996. The decrease in income from operations in Europe and North America was due to a slowdown in revenue growth in most markets and increased costs and expenses in fiscal 1996. The operating loss from operations attributable to other regions outside North America and Europe related primarily to the inability to achieve profitable operations at the Company's joint venture in Japan. See Note 10 of Notes to Consolidated Financial Statements.

Other income increased approximately $700,000 from $3,169,000 in fiscal 1995 to $3,869,000 in fiscal 1996 due primarily to higher interest income and lower foreign currency losses. The increase in interest income was due to higher average cash balances in fiscal 1996 as compared to fiscal 1995. The joint venture in Japan generated a net loss in each period and the Company recorded as "other income - minority interest" an amount equal to 49% of the joint venture's net loss. Foreign currency gains and losses relate primarily to the translation and settlement of short-term intercompany receivables. The net foreign currency loss in fiscal 1995 also includes the effect of the devaluation of the Mexican peso during the first quarter of fiscal 1995 on peso-denominated intercompany receivables.

The Company's effective tax rate was 34% in fiscal 1996 compared to 37% in fiscal 1995. The decrease in the effective tax rate in fiscal 1996 from fiscal 1995 was due to nondeductible expenses related to the acquisition of Crescent in fiscal 1995. Excluding these nondeductible expenses, the Company's effective tax rate for fiscal 1995 was 34%. See Note 7 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES The Company had $93,485,000 in cash and short-term investments at November 30, 1997. The decrease of $3,838,000 in cash and short-term investments from $97,323,000 at November 30, 1996 was primarily due to common stock repurchases, property and equipment purchases and the acquisition of Apptivity, offset by cash generated from operations.

In fiscal years 1995, 1996 and 1997, the Company purchased $13,376,000, $9,545,000 and $10,048,000, respectively, of property and equipment, which consisted primarily of computer equipment and software, furniture and fixtures and leasehold improvements. The level of property and equipment purchases resulted primarily from continued growth of the business and replacement of older equipment. The Company financed these purchases primarily from cash generated from operations. See Note 4 of Notes to Consolidated Financial Statements.

In fiscal 1997, the Company purchased 1,567,600 shares of its common stock for $26,553,000. In fiscal 1996, the Company purchased 457,500 shares of its common stock for $7,205,000. The Company financed these purchases primarily from cash generated from operations.

In September 1997, the Board of Directors authorized, for the period October 1, 1997 through September 30, 1998, the purchase of up to 3,000,000 shares of the Company's common stock, at such times when the Company deems such purchases to be an effective use of cash. Shares that are repurchased may be used for various purposes including the issuance of shares pursuant to the Company's stock option plans. At November 30, 1997, no shares of common stock had been repurchased under this authorization.

On December 10, 1997, the Company, through a wholly-owned subsidiary, acquired certain assets of its distributor in Brazil for approximately $5,000,000. The acquisition will be accounted for as a purchase, and accordingly, the results of operations will be included in the Company's operating results from the date of acquisition. The allocation of the purchase price is expected to be primarily attributed to goodwill, which will be amortized over a seven-year period.

The Company's 401(k) Plan has approximately $900,000 in Guaranteed Investment Contracts (GICs) issued by Mutual Benefit Life Insurance Company (MBLI). In July 1991, the Insurance Commissioner of the State of New Jersey took possession and control of MBLI's assets. In April 1994, a rehabilitation plan was approved by the Superior Court of New

Jersey. Pursuant to the rehabilitation plan, the GICs are supported by a group of life insurance companies and are paid out from the assets of MBL Life Assurance Corporation, the successor to MBLI. In May 1997, the Company and the 401(k) Plan entered into an agreement pursuant to which the Company agreed to purchase the GICs from the 401(k) Plan for the accumulated book value of the GICs, subject to the receipt of certain regulatory approvals. In December 1997, the Company obtained all such approvals and purchased the GICs from the 401(k) Plan enabling participants to choose other investment vehicles prior to the end of the rehabilitation plan. The transaction did not have a material effect on the Company's consolidated financial position or results of operations.

Naf Naf S.A. commenced an expert proceeding in the Paris Trade Court, Paris, France against Progress Software S.A., Timeless S.A. and Digital Equipment France in May 1996. In June 1997, Naf Naf petitioned the court to add Progress Software Corporation as a party to the expert proceeding, which petition has been granted. The basis of the proceeding is alleged late availability of products from Progress Software and alleged product deficiencies after delivery by Timeless to Naf Naf of such products. At this time, no specific damage claim has been formally filed under French legal proceeding rules with the Paris Trade Court. The Company is vigorously defending itself in this proceeding and the costs of such defense are being reimbursed to the Company by the Company's insurer. The Company's insurer has agreed to reimburse such costs under a reservation of rights as to coverage. While the outcome of this claim cannot be predicted with certainty, management does not believe that the outcome will have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company is also subject to various other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company believes that existing cash balances together with funds generated from operations will be sufficient to finance the Company's operations and meet its foreseeable cash requirements (including planned capital expenditures, lease commitments and other long-term obligations) through the next twelve months.

NEW ACCOUNTING PRONOUNCEMENTS In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128 (SFAS 128), "Earnings per Share." SFAS 128 establishes a different method of computing income per common share than is currently required under the provisions of Accounting Principles Board Opinion No. 15. Under SFAS 128, the Company will be required to present both basic income per common share and diluted income per common share. Basic income
(loss) per common share for the fiscal years ended November 30, 1997 and November 30, 1996 would have been $(0.13) and $0.43 per share, respectively. Diluted income (loss) per common share under SFAS 128 for the fiscal years ended November 30, 1997 and November 30, 1996 would have been $(0.13) and $0.42 per share, respectively. The Company plans to adopt SFAS 128 in its first quarter of fiscal 1998 and at that time all historical income per common share data presented will be restated to conform to the provisions of SFAS 128.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130) and SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information" (SFAS 131). SFAS 130 requires the presentation of an additional primary financial statement in the format prescribed by the standard. SFAS 131 requires disclosure about the Company's operations on a disaggregated basis consistent with management's internal reporting structure. The Company will adopt these standards in the first quarter of fiscal 1999.

In October 1997, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 97-2, "Software Revenue Recognition." The Company intends to adopt this pronouncement in the first quarter of fiscal 1998, which is one year earlier than the date of adoption required by the SOP, and does not expect it to have a material affect on the revenue recognition practices of the Company.

FACTORS THAT MAY AFFECT FUTURE RESULTS The Company operates in a rapidly changing environment that involves certain risks and uncertainties, some of which are beyond the Company's control. The following discussion highlights some of these risks.

The Company may experience significant fluctuations in future quarterly operating results that may be caused by many factors, including changes in demand for the Company's products, introduction, enhancement or announcement of products by the Company and its competitors, market acceptance of new products, size and timing of significant orders, budgeting cycles of customers, mix of distribution channels, mix of products and services sold, mix of international and North American revenues, fluctuations in currency exchange rates, changes in the level of operating expenses, changes in the Company's sales incentive plans, customer order deferrals in anticipation of new products announced by the Company or its competitors and general economic conditions. Revenue forecasting is uncertain, in large part, because the Company generally ships its products upon receipt of orders. This uncertainty is compounded because each quarter's revenue is derived disproportionately from orders booked and shipped during the third month, and disproportionately in the latter half of that month. In contrast, most of the Company's expenses are relatively fixed, including costs of personnel and facilities, and are not easily reduced. Thus, an unexpected reduction in the Company's revenue, or a decrease in the rate of growth of such revenue, would have a material adverse effect on the profitability of the Company.

The Company develops, markets and supports its core product line, the PROGRESS Application Development Environment, the PROGRESS RDBMS and the PROGRESS Dataserver Architecture (collectively, "PROGRESS"). In May 1997, the Company began shipping the latest major enhancement to the PROGRESS product line, PROGRESS Version 8.2. In October 1996, the Company began shipments of WebSpeed, an open development and deployment environment that enables organizations to build transaction processing applications on the Internet and corporate intranets. In July 1997, the Company began shipments of WebSpeed Version 2.0. The Company's Crescent Division develops and markets a collection of advanced tools and components to Visual Basic and Visual J++ development teams. The Crescent Division began offering these products commercially in January 1995 and has since released major enhancements to its existing line of products as well as new products. The Company began commercial shipments of ProtoSpeed, an internally developed distributed debugging tool, in September 1997. The Company acquired Apptivity Corporation, a developer of multi-tier, Java-based business application tools, in July 1997. Apptivity currently offers Apptivity Developer Version 1.0 and Apptivity Server Version 1.0.

The Company believes that PROGRESS, WebSpeed, Apptivity, ProtoSpeed and the Crescent line of products have features and functionality which enable the Company to compete effectively with other vendors of application development products. Ongoing enhancements to these product lines will be required to enable the Company to maintain its competitive position. There can be no assurance that the Company will be successful in developing and marketing enhancements to its products on a timely basis, or that the enhancements will adequately address the changing needs of the marketplace. Delays in the release of enhancements could have a material adverse effect on the Company's business and its financial results.

The Company has derived most of its revenue from PROGRESS and other products which complement PROGRESS and are generally licensed only in conjunction with PROGRESS. Accordingly, the Company's future results depend on continued market acceptance of PROGRESS and any factor adversely affecting the market for PROGRESS could have a material adverse effect on the Company's business and its financial results. Future results may also depend upon the Company's continued successful distribution of PROGRESS through its Application Partner channel and may be impacted by downward pressure on pricing, which may not be offset by increases in volume. Application Partners resell PROGRESS along with their own applications, and any adverse effect on their business related to competition, pricing and other factors could have a material adverse effect on the Company's business, financial condition, and operating results.

The Company experiences significant competition from a variety of sources with respect to the marketing and distribution of its products. Some of these competitors have greater financial, marketing or technical resources than the Company and may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than can the Company. Increased competition could make it more difficult for the Company to maintain its market presence.

In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing their ability to deliver products which address the needs of the Company's prospective customers. Current and potential competitors also may be more successful than the Company in having their products or technologies widely accepted. There can be no assurance that the Company will be able to compete successfully against current and future competitors and its failure to do so could have a material adverse affect upon the Company's business, prospects, financial condition and operating results.

The Company hopes that WebSpeed, Apptivity and other new products will contribute positively to the Company's future results. The market for Internet transaction processing products, such as WebSpeed, is highly competitive and will depend in large part on the commercial acceptance of the Internet as a medium for all types of commerce. Because global commerce and online exchange of information on the Internet and other similar open wide area networks are new and evolving, it is difficult to predict with any assurance that the infrastructure or complementary products necessary to make the Internet a viable medium for all types of commerce will be developed. The market for Java-based business applications is in the early stages of commercial adoption. There can be no assurance that Java will emerge as a viable programming language for large-scale business application deployment environments.

Overlaying the risks associated with the Company's existing products and enhancements are ongoing technological developments and rapid changes in customer requirements. The Company's future success will depend upon its ability to develop and introduce in a timely manner new products that take advantage of technological advances and respond to new customer requirements. The Company is currently developing new products intended to help organizations meet the future needs of application developers. The development of new products is increasingly complex and uncertain, which increases the risk of delays. There can be no assurance that the Company will be successful in developing new products incorporating new technology on a timely basis, or that its new products will adequately address the changing needs of the marketplace. The marketplace for these new products is intensely competitive and characterized by low barriers to entry. As a result, new competitors possessing technological, marketing or other competitive advantages may emerge and rapidly acquire market share.

Approximately 51% of the Company's total revenue in fiscal 1997 was attributable to international sales made through international subsidiaries. Because a substantial portion of the Company's total revenue is derived from such international operations which are conducted in foreign currencies, changes in the value of these foreign currencies relative to the United States dollar may affect the Company's results of operations and financial position. The Company engages in certain currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on the Company's results of operations. However, there can be no assurance that such hedging transactions will materially reduce the effect of fluctuation in foreign currency exchange rates on such results. If for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, the Company's business could be adversely affected. Other potential risks inherent in the Company's international business generally include longer payment cycles, greater difficulties in accounts receivable collection, unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, political instability, reduced protection for intellectual property rights in some countries, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world, and potentially adverse tax consequences, any of which could adversely impact the success of the Company's international operations. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future international operations, and, consequently, on the Company's business, financial condition, and operating results.

The Company's future success will depend in large part upon its ability to attract and retain highly skilled technical, managerial and marketing personnel. Competition for such personnel in the software industry is intense. There can be no assurance that the Company will continue to be successful in attracting and retaining the personnel it requires to successfully develop new and enhanced products and to continue to grow and operate profitably.

The Company's success is heavily dependent upon its proprietary software technology. The Company relies principally on a combination of contract provisions and copyright, trademark and trade secret laws to protect its proprietary technology. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or independent development by others of similar technology. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claim of infringement or invalidity. Although the Company believes that its products and technology do not infringe on any existing proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and operating results.

The Company also utilizes certain technology which it licenses from third parties, including software which is integrated with internally developed software and used in the Company's products to perform key functions. There can be no assurance that functionally similar technology will continue to be available on commercially reasonable terms in the future.

The market price of the Company's common stock, like that of other technology companies, is highly volatile and is subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts, or other events or factors. The Company's stock price may also be affected by broader market trends unrelated to the Company's performance.


CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)                                                   November 30,
                                                                               -----------------------
                                                                                 1997          1996
                                                                               --------       --------
Assets
Current assets:
   Cash and equivalents                                                        $ 39,451       $ 30,872
   Short-term investments                                                        54,034         66,451
   Accounts receivable (less allowance for doubtful accounts of
     $4,928 in 1997 and $5,112 in 1996)                                          35,651         34,452
   Inventories                                                                    1,394          1,257
   Other current assets                                                           6,081          4,367
   Deferred income taxes                                                          5,166          3,552
                                                                               --------       --------
               Total current assets                                             141,777        140,951
                                                                               --------       --------
Property and equipment-net                                                       23,183         24,230
Capitalized software costs-net                                                    4,545          5,428
Other assets                                                                      2,228          2,579
                                                                               --------       --------
               Total                                                           $171,733       $173,188
                                                                               ========       ========

Liabilities and Shareholders' Equity
Current liabilities:
   Current portion of long-term debt                                           $     --       $     37
   Accounts payable                                                              10,712          7,989
   Accrued compensation and related taxes                                        17,088         12,385
   Income taxes payable                                                           6,450          3,004
   Other accrued liabilities                                                      8,033          5,964
   Deferred revenue                                                              31,734         27,365
                                                                               --------       --------
               Total current liabilities                                         74,017         56,744
                                                                               --------       --------
Deferred income taxes                                                             1,009          2,345
Long-term debt                                                                       --             85
Minority interest in subsidiary                                                     268            221
Commitments and contingencies
Shareholders' equity:
  Preferred stock, $.01 par value; authorized, 1,000,000 shares;
    issued, none
  Common stock, $.01 par value; authorized; 50,000,000 shares in 1997 and
    20,000,000 shares in 1996; issued and outstanding,
    11,812,023 shares in 1997 and 12,632,630 shares in 1996                         118            126
  Additional paid-in capital                                                     25,901         41,309
  Retained earnings                                                              70,673         72,280
  Unrealized gains on short-term investments                                        245            241
  Cumulative translation adjustments                                               (498)          (163)
                                                                               --------       --------
               Total shareholders' equity                                        96,439        113,793
                                                                               --------       --------
               Total                                                           $171,733       $173,188
                                                                               ========       ========



See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS


(In thousands, except per share data)                                 Year Ended November 30,
                                                              --------------------------------------
                                                                1997          1996            1995
                                                              --------       --------       --------
Revenue:
  Software licenses                                          $ 95,579       $ 93,178       $110,785
  Maintenance and services                                     92,735         83,512         69,350
                                                             --------       --------       --------
          Total revenue                                       188,314        176,690        180,135
                                                             --------       --------       --------

Costs and expenses:
  Cost of software licenses                                    10,000          8,838          6,965
  Cost of maintenance and services                             31,238         29,701         24,931
  Sales and marketing                                          87,570         87,830         79,546
  Product development                                          26,991         23,951         24,175
  General and administrative                                   23,202         21,909         18,813
  Non-recurring charges                                        11,537           --            2,373
                                                             --------       --------       --------
          Total costs and expenses                            190,538        172,229        156,803
                                                             --------       --------       --------

Income (loss) from operations                                  (2,224)         4,461         23,332
                                                             --------       --------       --------

Other income (expense):
  Interest income                                               3,756          3,885          3,585
  Interest expense                                                (13)           (11)           (15)
  Foreign currency gain (loss)                                  1,135           (453)          (847)
  Minority interest                                               556            415            403
  Other income (expense)                                          (78)            33             43
                                                             --------       --------       --------
          Total other income, net                               5,356          3,869          3,169
                                                             --------       --------       --------

Income before provision for income taxes                        3,132          8,330         26,501
Provision for income taxes                                      4,739          2,833          9,817
                                                             --------       --------       --------
Net income (loss)                                            $ (1,607)      $  5,497       $ 16,684
                                                             ========       ========       ========

Income (loss) per common share                               $  (0.13)      $   0.41       $   1.22
                                                             ========       ========       ========
Weighted average number of common and
  common equivalent shares outstanding                         12,112         13,268         13,628
                                                             ========       ========       ========



See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


(In thousands, except share data)
                                                                                        Unrealized                        Total
                                                             Additional                  Gains on     Cumulative          Share-
                                                 Common       Paid-in        Retained    Short-term   Translation        holders'
                                                 Stock        Capital        Earnings   Investments   Adjustments         Equity
                                                 ------      ----------      --------   -----------   -----------        --------

Balance, December 1, 1994                         $ 62        $ 38,480       $ 50,099                     $(124)         $ 88,517
  Stock split                                       62             (62)                                                         0
  Exercise of stock options (525,688 shares)         5           4,991                                                      4,996
  Issuance of stock under employee stock
    purchase plan (25,118 shares)                                  460                                                        460
  Stock option compensation                                          2                                                          2
  Tax benefit arising from employees'
    exercise of stock options                                    2,596                                                      2,596
  Unrealized gains on short-term investments                                               $133                               133
  Net income                                                                   16,684                                      16,684
  Translation adjustment                                                                                     93                93
                                                  ----        --------       --------      ----           -----          --------
Balance, November 30, 1995                         129          46,467         66,783       133             (31)          113,481
  Exercise of stock options (136,703 shares)         1           1,108                                                      1,109
  Issuance of stock under employee stock
    purchase plan (47,429 shares)                                  736                                                        736
  Purchase and retirement of treasury
    stock (457,500 shares)                          (4)         (7,201)                                                    (7,205)
  Stock option compensation                                          2                                                          2
  Tax benefit arising from employees'
    exercise of stock options                                      197                                                        197
  Unrealized gains on short-term investments                                                108                               108
  Net income                                                                    5,497                                       5,497
  Translation adjustment                                                                                   (132)             (132)
                                                  ----        --------       --------      ----           -----          --------
Balance, November 30, 1996                         126          41,309         72,280       241            (163)          113,793
  Exercise of stock options (313,857 shares)         3           4,160                                                      4,163
  Issuance of stock under employee stock
   purchase plan (37,479 shares)                                   511                                                        511
  Purchase and retirement of treasury
    stock (1,567,600 shares)                       (15)        (26,538)                                                   (26,553)
  Stock option compensation                                         16                                                         16
  Tax benefit arising from employees'
    exercise of stock options                                      488                                                        488
  Issuance of stock in connection with
    Apptivity acquisition (395,657 shares)           4           5,433                                                      5,437
  Stock options assumed in connection with
    Apptivity acquisition                                          522                                                        522
  Unrealized gains on short-term investments                                                  4                                 4
  Net loss                                                                     (1,607)                                     (1,607)
  Translation adjustment                                                                                   (335)             (335)
                                                  ----        --------       --------      ----           -----          --------
Balance, November 30, 1997                        $118        $ 25,901       $ 70,673      $245           $(498)         $ 96,439
                                                  ====        ========       ========      ====           =====          ========


See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)                                                                Year Ended November 30,
                                                                        --------------------------------------
                                                                          1997           1996           1995
                                                                        --------       --------       --------
Cash flows from operating activities:
  Net income (loss)                                                     $ (1,607)      $  5,497       $ 16,684
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization of property and equipment               10,596          9,514          7,616
    Non-recurring charges                                                 11,537             --          2,373
    Amortization of capitalized software costs                             2,072          1,702          1,076
    Amortization of intangible assets                                        241            331            301
    Deferred income taxes                                                 (2,950)          (695)           234
    Minority interest in subsidiary                                         (556)          (415)          (403)
    Non-cash compensation                                                     16              2              2
    Changes in operating assets and liabilities:
         Accounts receivable                                              (3,098)         7,053        (12,777)
         Inventories                                                        (140)           837            395
         Other current assets                                             (1,980)           406           (838)
         Accounts payable and accrued expenses                             9,252         (2,664)         3,936
         Income taxes payable                                              3,908          1,008          3,432
         Deferred revenue                                                  6,359            284          7,913
                                                                        --------       --------       --------
            Total adjustments                                             35,257         17,363         13,260
                                                                        --------       --------       --------
            Net cash provided by operating activities                     33,650         22,860         29,944
                                                                        --------       --------       --------
Cash flows from investing activities:
    Purchases of investments available for sale                          (33,809)       (76,550)       (78,693)
    Maturities of investments available for sale                          31,238         48,380         59,106
    Sales of investments available for sale                               15,068         20,700         10,598
    Purchase of property and equipment                                   (10,048)        (9,545)       (13,376)
    Capitalized software costs                                            (1,864)        (2,462)        (2,697)
    Acquisitions, net of cash acquired                                    (3,847)            --         (1,894)
    Decrease (increase) in other non-current assets                           59           (310)        (1,045)
                                                                        --------       --------       --------
            Net cash used for investing activities                        (3,203)       (19,787)       (28,001)
                                                                        --------       --------       --------
Cash flows from financing activities:
    Proceeds from issuance of common stock                                 4,674          1,845          5,456
    Repurchase of common stock                                           (26,553)        (7,205)            --
    Contributions from minority interest                                     603             --          1,039
    Proceeds from capital lease obligations                                   --             85             39
    Payment of long-term debt and obligations under capital leases          (116)          (130)           (81)
                                                                        --------       --------       --------
            Net cash provided by (used for) financing activities         (21,392)        (5,405)         6,453
                                                                        --------       --------       --------
Effect of exchange rate changes on cash                                     (476)          (261)           536
                                                                        --------       --------       --------
Net increase (decrease) in cash and equivalents                            8,579         (2,593)         8,932
Cash and equivalents, beginning of year                                   30,872         33,465         24,533
                                                                        --------       --------       --------
Cash and equivalents, end of year                                       $ 39,451       $ 30,872       $ 33,465
                                                                        ========       ========       ========

Supplemental disclosure of cash flow information:
   Income taxes paid                                                    $  3,760       $  2,569       $  6,109
   Interest paid                                                        $     13       $     13       $     21
Supplemental disclosure of noncash financing activities:
   Income tax benefit from employees' exercise of stock options         $    488       $    197       $  2,596
   Stock issued and options assumed in acquisition of Apptivity         $  5,959       $     --       $     --



See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY Progress Software Corporation (the Company) develops, markets and supports application development and deployment software for professional information service organizations in business, government and industry worldwide. The PROGRESS product line is an integrated, component-based visual development environment for building and deploying multi-tier, enterprise-class business applications. The WebSpeed product line enables organizations to build and deploy Internet transaction processing applications. The Apptivity product line enables developers to build and deploy scalable, multi-tier, Java-based business applications. ProtoSpeed is a debugging tool for testing distributed objects across the Internet. The Crescent Division supplies tools and add-on components to developers using Microsoft's Visual Basic and Visual J++ application development environment.

USE OF ESTIMATES The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

BASIS OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

FOREIGN CURRENCY TRANSLATION For foreign operations with the local currency as the functional currency, assets and liabilities are translated into U.S. dollars at the exchange rate on the balance sheet date. Income and expense items are translated at average rates of exchange prevailing during each period. Translation adjustments are accumulated in a separate component of shareholders' equity.

For foreign operations with the U.S. dollar as the functional currency, monetary assets and liabilities are translated into U.S. dollars at the exchange rate on the balance sheet date. Nonmonetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Income and expense items are translated at average rates of exchange prevailing during each period. Translation adjustments are recognized currently as a component of foreign currency gain or loss.

The Company enters into foreign exchange option contracts which are designated as effective hedges on certain transactions and receivables in selected foreign currencies. The purpose of the Company's foreign exposure management policies and practices is to attempt to minimize the impact of exchange rate fluctuations on the Company's results of operations. The option contracts are structured such that the cost to the Company cannot exceed the premium paid for such contracts. Premiums are recognized ratably over the contract period as a component of foreign currency gain or loss. Increases and decreases in market value gains on such contracts are recognized currently as a component of foreign currency gain or loss. The notional principal amount of outstanding foreign exchange option contracts at November 30, 1997 was $39.0 million. Unrealized market value gains on such contracts were immaterial at November 30, 1997. Major U.S. multinational banks are counterparties to the option contracts.

MINORITY INTEREST IN SUBSIDIARY Minority interest in subsidiary represents the joint venture partners' proportionate share of the equity in Progress Software K.K. (PSKK), a Japanese joint stock corporation established in January 1995 to market and support the Company's products in Japan. At November 30, 1997, the Company owned 51% of the capital stock of PSKK.

REVENUE RECOGNITION Software license revenue is recognized upon the later of shipment of product or completion of significant obligations to customers. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from services, primarily consulting and customer education, is recognized as the related services are performed.

In October 1997, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 97-2, "Software Revenue Recognition." The Company intends to adopt this pronouncement in the first quarter of fiscal 1998, which is one year earlier than the date of adoption required by the SOP, and does not expect it to have a material affect on the revenue recognition practices of the Company.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS Cash equivalents include short-term, highly liquid investments purchased with remaining maturities of three months or less. Short-term investments, which consist primarily of municipal and U.S. Treasury obligations and corporate debt securities purchased with remaining maturities of more than three months, are classified as investments available for sale and stated at fair value. Aggregate unrealized holding gains and losses are included as a separate component of shareholders' equity.

CONCENTRATION OF CREDIT RISK Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, short-term investments and trade receivables. The Company has cash investment policies which, among other things, limit investments to investment-grade securities. The Company performs ongoing credit evaluations of its customers and the risk with respect to trade receivables is further mitigated by the diversity, both by geography and by industry, of its customer base.

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amount of cash, accounts receivable and accounts payable approximates fair value due to the short-term nature of these instruments. The fair value of investments available for sale is based on current market value (Note 3).

INVENTORIES Inventories are stated at the lower of cost (first-in, first-out) or market and are comprised principally of magnetic media and documentation.

PROPERTY AND EQUIPMENT Purchased property and equipment is recorded at cost. Leased equipment is recorded at the present value of the minimum lease payments required during the lease period. Depreciation and amortization is provided on the straight-line method over the estimated useful lives (three to ten years) of the related assets or the remaining terms of leases, whichever is shorter.

CAPITALIZATION OF SOFTWARE COSTS The Company capitalizes certain internally generated software development costs after technological feasibility of the product has been established. Capitalized software costs also include amounts paid for purchased software which has reached technological feasibility. Such costs are amortized over the estimated life of the product (two to four years). The Company continually compares the unamortized costs of capitalized software to the expected future revenues for the products. If the unamortized costs exceed the expected future net realizable value, the excess amount is written off (Note 2). Accumulated amortization was approximately $5,121,000 and $4,306,000 at November 30, 1997 and 1996, respectively.

INTANGIBLE ASSETS Intangible assets, included in other assets, primarily represent goodwill, noncompete agreements and organization costs and are recorded at cost. Such costs are amortized over periods ranging from three to five years. Accumulated amortization was approximately $540,000 and $679,000 at November 30, 1997 and 1996, respectively.

STOCK-BASED COMPENSATION PLANS The Company accounts for its stock option plans and its employee stock purchase plan in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). In accordance with Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company provides additional pro forma disclosures (Note 5).

INCOME TAXES The Company provides for deferred income taxes resulting from temporary differences between financial and taxable income. Such differences arise primarily from the use of accelerated tax depreciation, accruals, capitalized software costs, and provisions for doubtful accounts. No provision for U.S. income taxes has been made for the undistributed earnings of non-U.S. subsidiaries, as these earnings have been permanently reinvested or would be principally offset by foreign tax credits. Cumulative undistributed foreign earnings were approximately $11,724,000 at November 30, 1997.

INCOME PER COMMON SHARE Income per common share is computed using the weighted average number of common and common equivalent shares outstanding during each period presented. Common stock equivalents consist of stock options. Income per common share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding (under the treasury stock method). The weighted average number of common and common equivalent shares excludes the impact of common stock equivalents in fiscal 1997 as the impact would be antidilutive.

In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128 (SFAS 128), "Earnings per Share." SFAS 128 establishes a different method of computing income per common share than is currently required under the provisions of Accounting Principles Board Opinion No. 15. Under SFAS 128, the Company will be required to present both basic income per common share and diluted income per common share. Basic income (loss) per common share for the fiscal years ended November 30, 1997 and November 30, 1996 would have been $(0.13) and $0.43 per share, respectively. Diluted income (loss) per common share under SFAS 128 for the fiscal years ended November 30, 1997 and November 30, 1996 would have been $(0.13) and $0.42 per share, respectively. The Company plans to adopt SFAS 128 in its first quarter of fiscal 1998 and at that time all historical income per common share data presented will be restated to conform to the provisions of SFAS 128.

NEW ACCOUNTING PRONOUNCEMENTS In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130) and SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information" (SFAS 131). SFAS 130 requires the presentation of an additional primary financial statement in the format prescribed by the standard. SFAS 131 requires disclosure about the Company's operations on a disaggregated basis consistent with management's internal reporting structure. The Company will adopt these standards in the first quarter of fiscal 1999.

NOTE 2:  BUSINESS COMBINATIONS AND NON-RECURRING CHARGES

On July 15, 1997, the Company acquired all of the outstanding stock of Apptivity Corporation (Apptivity), a developer of Java-based application development tools, for approximately $11,179,000, consisting of $3,847,000 in cash, $1,373,000 in assumed and other liabilities, the issuance of 395,657 shares of common stock valued at $5,437,000 and the assumption of stock options valued at $522,000. The acquisition has been accounted for as a purchase, and accordingly, the results of operations have been included in the Company's operating results from the date of acquisition. The allocation of the purchase price included $10,806,000 to in-process software development which was charged to operations as part of the non-recurring charges in the third quarter of fiscal 1997. Additionally, the Company recorded a non-recurring charge of $731,000 for the writedown of certain capitalized software costs and other intangible assets to fair value after evaluating the impact of the acquisition upon the Company's future operating plans. If this acquisition had been made at the beginning of the earliest year presented, the effect on the consolidated financial statements would not have been significant.

On January 6, 1995, the Company acquired all of the outstanding stock of Crescent Software, Inc. (Crescent) for approximately $3,000,000, consisting of $2,150,000 in cash and $850,000 in assumed and other liabilities. Crescent is a supplier of add-on software to users of Microsoft's Visual Basic application development environment. The assets acquired consisted primarily of existing software and software in the development stage. The acquisition was accounted for as a purchase, and accordingly, the results of operations are included in the Company's operating results from the date of acquisition. The allocation of the purchase price included $2,373,000 to in-process software development which was charged to operations in the first quarter of fiscal 1995 and $230,000 to capitalized software costs which were amortized over a two-year period.

NOTE 3:  CASH AND SHORT-TERM INVESTMENTS

A summary of the Company's investments available for sale by major security type at November 30, 1997 was as follows:

 (In thousands)                                                         Gross        Gross
                                                      Amortized      Unrealized    Unrealized        Fair
Security Type                                            Cost           Gains        Losses          Value
-------------                                         ---------      ----------    ----------        -----

Corporate debt securities                              $13,700                                      $13,700
Obligations of states and  political subdivisions       48,836           $214         $(4)           49,046
U.S. government obligations                              5,553             35                         5,588
                                                       -------           ----         ---           -------
          Total                                        $68,089           $249         $(4)          $68,334
                                                       =======           ====         ===           =======

The fair value of debt securities at November 30, 1997, by contractual maturity, was as follows:

(In thousands)

Due in one year or less (including $14,300 classified as cash equivalents)                           $37,197
Due after one year                                                                                    31,137
                                                                                                     -------
          Total                                                                                      $68,334
                                                                                                     =======

A summary of the Company's investments available for sale by major security type at November 30, 1996 was as follows:


 (In thousands)                                                         Gross        Gross
                                                      Amortized      Unrealized    Unrealized          Fair
Security Type                                            Cost           Gains        Losses            Value
-------------                                         ---------      ----------    ----------          -----
Corporate debt securities                              $11,871                                       $11,871
Obligations of states and political subdivisions        65,373           $294         $(52)           65,615
U.S. government obligations                              7,612                          (1)            7,611
                                                       -------           ----         ----           -------
          Total                                        $84,856           $294         $(53)          $85,097
                                                       =======           ====         ====           =======


NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

(In thousands)                                                                         November 30,
                                                                                ---------------------------
                                                                                  1997               1996
                                                                                -------             -------
Equipment and software                                                          $40,696             $42,470
Equipment held under capital leases                                                  --                 952
Furniture and fixtures                                                            5,304               5,046
Leasehold improvements                                                            7,682               6,331
                                                                                -------             -------
   Total                                                                         53,682              54,799
Less accumulated depreciation and amortization                                   30,499              30,569
                                                                                -------             -------
   Property and equipment-net                                                   $23,183             $24,230
                                                                                =======             =======

Accumulated amortization related to equipment held under capital leases was approximately $822,000 at November 30, 1996.

NOTE 5:  SHAREHOLDERS' EQUITY

COMMON STOCK On September 25, 1995, the Board of Directors approved a two-for-one common stock split in the form of a stock dividend. Shareholders received one additional share for each share held. Such distribution was made on November 27, 1995 to shareholders of record at the close of business on October 27, 1995.

In 1997, the Company purchased 1,567,600 shares of its common stock for $26,553,000. In 1996, the Company purchased 457,500 shares of its common stock for $7,205,000. All shares purchased in 1997 were acquired under a Board of Directors' authorization which expired on September 30, 1997.

In September 1997, the Board of Directors authorized, for the period October 1, 1997 through September 30, 1998, the purchase of up to 3,000,000 shares of the Company's common stock, at such times when the Company deems such purchases to be an effective use of cash. Shares that are repurchased may be used for various purposes including the issuance of shares pursuant to the Company's stock option and employee stock purchase plans. At November 30, 1997, no shares of common stock had been repurchased under this authorization.

STOCK OPTIONS In April 1992, the shareholders adopted and approved the 1992 Incentive and Nonqualified Stock Option Plan (1992 Plan) and terminated the 1984 Incentive Stock Option Plan (1984 Plan). Options granted and outstanding under the 1984 Plan remain outstanding and are exercisable in accordance with their terms, but no further options will be granted under the 1984 Plan.

In August 1994, the shareholders of the Company adopted and approved the 1994 Stock Incentive Plan (1994 Plan) and the 1993 Directors' Stock Option Plan (Directors' Plan). The Directors' Plan permitted certain option grants to non-employee directors.

In April 1997, the shareholders of the Company adopted and approved the 1997 Stock Incentive Plan (1997 Plan). Upon the approval of the 1997 Plan, the Directors' Plan was terminated. Options granted and outstanding under the Directors' Plan remain outstanding and are exercisable in accordance with their terms, but no further options will be granted under the Directors' Plan. The 1994 and 1997 Plans permit the granting of stock incentive awards to officers, members of the Board of Directors, employees and consultants. Awards under the 1994 and 1997 Plans may include stock options (both incentive and non-qualified), grants of conditioned stock, unrestricted grants of stock, grants of stock contingent upon the attainment of performance goals and stock appreciation rights.

A total of 4,680,000 shares are issuable under the 1992, 1994 and 1997 Plans, of which 1,462,962 shares were available for grant at November 30, 1997.

A summary of stock option activity under the plans is as follows:


(In thousands, except per share data)
                                                                Year Ended November 30,
                                   -----------------------------------------------------------------------------------------
                                             1997                          1996                              1995
                                   --------------------------    ----------------------------     --------------------------
                                             Weighted Average                Weighted Average               Weighted Average
                                     Number   Exercise Price       Number     Exercise Price       Number    Exercise Price
                                   of Shares    Per Share        of Shares      Per Share         of Shares     Per Share
                                   --------- ----------------    ---------   ----------------     --------- ----------------

Beginning options outstanding        2,866       $16.34            2,292          $18.02            2,150       $14.46
    Granted                          1,067        14.74            1,444           14.33              853        21.88
    Exercised                         (314)       13.27             (137)           8.14             (526)        9.49
    Canceled                          (593)       16.47             (733)          19.20             (185)       18.60
                                     -----                         -----                            -----
Ending options outstanding           3,026        16.07            2,866           16.34            2,292        18.02
                                     =====                         =====                            =====

Exercisable                          1,213       $16.99            1,127          $16.52              802       $14.96
                                     =====                         =====                            =====



For various exercise price ranges, weighted average characteristics of outstanding stock options at November 30, 1997 were as follows:


(In thousands, except per share data)
                                                         Options Outstanding                    Options Exercisable
----------------------------------------------------------------------------    -----------------------------------
                                    Weighted Average
Range of               Number of           Remaining        Weighted Average        Number of      Weighted Average
Exercise Price            Shares      Life (in years)         Exercise Price           Shares        Exercise Price
----------------------------------------------------------------------------    ------------- ---------------------
$ 0.67- 5.00                  77                5.39                  $ 2.72               47                $ 4.00
 13.50-16.50               1,955                8.45                  $14.74              587                $15.19
 16.88-18.25                 412                6.85                  $17.22              203                $16.93
 18.69-21.63                 582                6.74                  $21.46              376                $21.47
                           -----                                                         ----
$ 0.67-21.63               3,026                7.82                  $16.07             1213                $16.99
                           =====                                                         ====

EMPLOYEE STOCK PURCHASE PLAN The 1991 Employee Stock Purchase Plan (ESPP) permits eligible employees to purchase up to a maximum of 300,000 shares of common stock of the Company at 85% of market value. During 1997, 1996 and 1995, 37,479 shares, 47,429 shares and 25,118 shares, respectively, were issued under the ESSP. At November 30, 1997, 149,508 shares were available and reserved for issuance under the ESSP.

PRO FORMA DISCLOSURES The pro forma disclosures are required to be determined as if the Company had accounted for its stock-based compensation arrangements granted subsequent to November 30, 1995 under the fair value method of SFAS 123. The fair value of options and ESPP shares granted in fiscal years 1997 and 1996 reported below have been estimated at the date of grant using a Black-Scholes option valuation model with the following ranges of assumptions:

                                          Stock Purchase Plan              Stock Options
                                      --------------------------      ------------------------
                                        Year Ended November 30,        Year Ended November 30,
                                      --------------------------      ------------------------
                                         1997            1996           1997           1996
                                      ----------      ----------      ----------    ----------

Expected volatility                   39.1-53.1%      38.6-61.4%      43.0-44.1%    40.4-43.2%
Risk-free interest rate                5.1- 5.3%       5.0- 5.4%       5.9- 6.8%     5.6- 6.7%
Expected life in years                   0.50             0.50            6.6           6.0
Expected dividend yield                  none             none           none           none


For purposes of the pro forma disclosure, the estimated fair value of options is amortized to expense over the vesting period. Had compensation costs for options and ESPP shares been determined based on the Black-Scholes option valuation model as prescribed by SFAS 123, pro forma net income (loss) and pro forma income (loss) per common share would have been:

(In thousands, except per share data)                Year Ended November 30,
                                                     ----------------------
                                                       1997           1996
                                                     --------        ------
Pro forma net income (loss)                          $(3,040)        $4,352
Pro forma income (loss) per common share             $ (0.25)        $ 0.33


The Black-Scholes option valuation model was developed for use in estimating fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not provide a reliable single measure of fair value of its options. The weighted average estimated fair value of options granted in fiscal 1997 and fiscal 1996 was $8.36 and $7.60 per share, respectively. The weighted average estimated fair value for shares issued under the ESPP in fiscal 1997 and fiscal 1996 was $6.16 and $13.10 per share, respectively.

The effect on pro forma net income (loss) and pro forma income (loss) per common share in fiscal years 1997 and 1996 is not necessarily indicative of the effects on pro forma net income and pro forma income per common share in future years.

NOTE 6: RETIREMENT PLAN

The Company maintains a retirement plan covering all U.S. employees under
Section 401(k) of the Internal Revenue Code (Note 9). Company contributions to the plan are at the discretion of the Board of Directors and totaled approximately $1,800,000, $700,000 and $900,000 for fiscal years 1997, 1996 and
1995, respectively.

NOTE 7: INCOME TAXES

The components of pretax income (loss) were as follows:

(In thousands)                                       Year Ended November 30,
                                             -----------------------------------
                                               1997           1996          1995
                                             --------      ---------     -------

United States                                $(1,402)       $7,711       $18,938
Non-U.S.                                       4,534           619         7,563
                                             -------        ------       -------
Total                                        $ 3,132        $8,330       $26,501
                                             =======        ======       =======

The provisions for income taxes were comprised of the following:

(In thousands)                                        Year Ended November 30,
                                                --------------------------------
                                                 1997         1996         1995
                                                -------      ------       ------
Current:

        Federal                                  $5,226      $1,564       $6,160
        State                                       467         205          513
        Foreign                                   1,996       1,759        2,910
                                                -------      ------       ------
          Total current                           7,689       3,528        9,583
                                                -------      ------       ------

Deferred:
       Federal                                   (2,316)       (361)         509
       State                                       (454)        (73)          93
       Foreign                                     (180)       (261)        (368)
                                                -------      ------       ------
         Total deferred                          (2,950)       (695)         234
                                                -------      ------       ------
                     Total                      $ 4,739      $2,833       $9,817
                                                =======      ======       ======

The tax effects of significant items comprising the Company's deferred taxes were as follows:

(In thousands)                                      November 30,
                                                -------------------
                                                  1997        1996
                                                -------------------

Deferred Tax Liabilities:
       Capitalized software costs                $( 934)    $(2,129)
       Depreciation and amortization                (75)       (216)
                                                -------      ------
         Total deferred tax liabilities          (1,009)     (2,345)
                                                -------      ------
Deferred Tax Assets:
       Accounts receivable                        1,451       1,512
       Inventories                                  764         412
       Accrued compensation                         684         268
       Other accruals                             2,192       1,140
       Tax loss carryforwards                     1,409       1,202
                                                 ------      ------
         Total deferred tax assets                6,500       4,534
       Valuation allowance                       (1,334)       (982)
                                                 ------      ------
               Total                             $4,157      $1,207
                                                 ======      ======


The valuation allowance applies to deferred tax assets, primarily net operating loss carryforwards, in the U.S. and in certain foreign jurisdictions where realization is not assured. The increase in the valuation allowance of $352,000, $595,000 and $136,000 in 1997, 1996 and 1995, respectively, primarily related to tax loss carryforwards.

The Company has net operating loss carryforwards of $1,921,000 expiring on various dates through 2012 and $2,279,000 which can be carried forward indefinitely.

A reconciliation of the U.S. federal statutory rate to the effective tax rate was as follows:

                                                      Year Ended November 30,
                                                   ----------------------------
                                                   1997        1996        1995
                                                   ----        ----        ----

Tax at U.S. federal statutory rate                 35.0%       35.0%       35.0%
Non-U.S                                            16.2         5.5         0.1
Unutilized foreign losses                            --         7.0          --
Foreign sales corporation                          (3.5)       (8.2)       (1.2)
Research credits                                   (4.8)       (2.0)       (0.9)
State income taxes, net                             8.5         3.0         2.6
Tax-exempt interest                               (23.3)       (9.4)       (2.4)
Nondeductible software development costs          117.3          --         3.0
Other                                               5.9         3.1         0.8
                                                  -----        ----        ----
     Total                                        151.3%       34.0%       37.0%
                                                  =====        ====        ====

NOTE 8: OPERATING LEASES

The Company leases certain facilities and equipment under noncancelable operating lease arrangements. Future minimum rental payments at November 30, 1997 under these leases are as follows:

(In thousands)
1998                                                                    $ 7,621
1999                                                                      6,076
2000                                                                      3,426
2001                                                                      2,756
2002                                                                      2,184
Thereafter                                                                4,140
                                                                        -------
      Total                                                             $26,203
                                                                        =======

Total rent expense under all operating leases was approximately $6,181,000, $5,815,000 and $5,753,000 for fiscal years 1997, 1996 and 1995, respectively.

NOTE 9: CONTINGENCY AND LITIGATION

The Company's 401(k) Plan has approximately $900,000 in Guaranteed Investment Contracts (GICs) issued by Mutual Benefit Life Insurance Company (MBLI). In July 1991, the Insurance Commissioner of the State of New Jersey took possession and control of MBLI's assets. In April 1994, a rehabilitation plan was approved by the Superior Court of New Jersey. Pursuant to the rehabilitation plan, the GICs are supported by a group of life insurance companies and are paid out from the assets of MBL Life Assurance Corporation, the successor to MBLI. In May 1997, the Company and the 401(k) Plan entered into an agreement pursuant to which the Company agreed to purchase the GICs from the 401(k) Plan for the accumulated book value of the GICs, subject to the receipt of certain regulatory approvals. In December 1997, the Company obtained all such approvals and purchased the GICs from the 401(k) Plan enabling participants to choose other investment vehicles prior to the end of the rehabilitation plan. The transaction did not have a material effect on the Company's consolidated financial position or results of operations.


Naf Naf S.A. commenced an expert proceeding in the Paris Trade Court, Paris, France against Progress Software S.A., Timeless S.A. and Digital Equipment France in May 1996. In June 1997, Naf Naf petitioned the court to add Progress Software Corporation as a party to the expert proceeding, which petition has been granted. The basis of the proceeding is alleged late availability of products from Progress Software and alleged product deficiencies after delivery by Timeless to Naf Naf of such products. At this time, no specific damage claim has been formally filed under French legal proceeding rules with the Paris Trade Court. The Company is vigorously defending itself in this proceeding and the costs of such defense are being reimbursed to the Company by the Company's insurer. The Company's insurer has agreed to reimburse such costs under a reservation of rights as to coverage. While the outcome of this claim cannot be predicted with certainty, management does not believe that the outcome will have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company is also subject to various other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

NOTE 10: BUSINESS SEGMENT AND INTERNATIONAL OPERATIONS

The Company operates in one industry segment consisting of the development, marketing and support of application development and database software. Intercompany revenue principally represents royalties based on software license and maintenance revenue generated by non-U.S. operations from their unaffiliated customers.

Summarized information relating to international operations is as follows:

(In thousands)

                                                             Year Ended November 30,
                                                     ---------------------------------------
                                                        1997           1996           1995
                                                     ---------       --------       --------

Sales to unaffiliated customers:
      North America                                   $ 76,847       $ 72,122       $ 75,455
      Europe                                            73,363         72,533         79,489
      Other                                             22,404         18,775         14,898
      Export Sales from United States                   15,700         13,260         10,293
                                                      --------       --------       --------
           Total sales to unaffiliated customers      $188,314       $176,690       $180,135
                                                      ========       ========       ========

Intercompany revenue:                                 $ 33,225       $ 29,793       $ 35,520
                                                      ========       ========       ========

Operating income (loss):
      North America                                   $ (6,028)      $  4,882       $ 16,517
      Europe                                             3,700            504          5,836
      Other                                                197           (870)           646
      Eliminations                                         (93)           (55)           333
                                                      --------       --------       --------
          Total operating income (loss)               $ (2,224)      $  4,461       $ 23,332
                                                      ========       ========       ========

Identifiable assets:
      North America                                   $138,153       $143,890       $142,833
      Europe                                            36,922         35,466         41,489
      Other                                             16,593         13,086         10,550
      Eliminations                                     (19,935)       (19,254)       (19,136)
                                                      --------       --------       --------
          Total identifiable assets.                  $171,733       $173,188       $175,736
                                                      ========       ========       ========

NOTE 11:  SUBSEQUENT EVENT

On December 10, 1997, the Company, through a wholly-owned subsidiary, acquired certain assets of its distributor in Brazil for approximately $5,000,000. The acquisition will be accounted for as a purchase, and accordingly, the results of operations will be included in the Company's operating results from the date of acquisition. The allocation of the purchase price is expected to be primarily attributed to goodwill, which will be amortized over a seven-year period.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Progress Software Corporation:

We have audited the accompanying consolidated balance sheets of Progress Software Corporation and its subsidiaries as of November 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended November 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Progress Software Corporation and its subsidiaries as of November 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1997, in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP
-------------------------
Boston, Massachusetts
December 19, 1997

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


(In thousands, except per share data)        First        Second          Third         Fourth
                                            Quarter       Quarter        Quarter        Quarter
                                            -------       -------        -------        -------

1997
    Revenue                                 $45,344       $44,831       $ 45,880        $52,259
    Income (loss) from operations             2,196         1,383        (10,216)*        4,413
    Net income (loss)                         1,978         2,042         (9,369)*        3,742
    Income (loss) per common share             0.15          0.16          (0.80)*         0.30

1996
    Revenue                                 $48,382       $41,662       $ 41,411        $45,235
    Income (loss) from operations             5,855          (789)          (776)           171
    Net income                                4,419           155            218            705
    Income per common share                    0.32          0.01           0.02           0.05


* Includes non-recurring charges related to the acquisition of Apptivity of $11,537 or $0.96 per share. Excluding these non-recurring items, net income would have been $1,919 or $0.16 per share.


MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The following table sets forth, for the periods indicated, the range of high and low bid prices for the Company's common stock as reported by the Nasdaq Stock Market. The Company's common stock is traded on the market under the Nasdaq symbol "PRGS."

                                                Year Ended November 30,
                           ---------------------------------------------------------
                                    1997                                1996
                           -----------------------            ----------------------
                            High             Low               High             Low
                           -----            -----             -----            -----

First Quarter              $23.00           $12.63            $37.75          $19.50
Second Quarter              19.06            13.38             23.25           14.62
Third Quarter               18.63            15.75             17.63           12.13
Fourth Quarter              25.50            17.75             20.63           14.00
                           -----------------------            ----------------------

The Company has not declared or paid cash dividends on its common stock and does not plan to pay cash dividends to its shareholders in the near future. The Company presently intends to retain its earnings to finance further growth of its business. As of December 31, 1997, the Company's common stock was held by approximately 5,000 shareholders of record or through nominee or street name accounts with brokers.