Form 10-K405, Exhibit 13
period 1998-11-30
PROGRESS SOFTWARE CORP /MA
filed 1999-02-24
CIK 876167

                                                                 EXHIBIT 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes:

(In thousands, except per share data)                            Year Ended November 30,
                                               ----------------------------------------------------------
                                                  1998         1997        1996       1995          1994
                                               ---------   ---------     --------  ---------     --------
Statement of Operations Data:
Revenue:
   Software licenses                           $ 113,312   $  95,579     $ 93,178  $ 110,785     $ 88,426
   Maintenance and services                      126,578      92,735       83,512     69,350       50,811
                                               ---------   ---------     --------  ---------     --------
         Total revenue                           239,890     188,314      176,690    180,135      139,237
                                               ---------   ---------     --------  ---------     --------
Costs and expenses:
   Cost of revenue                                56,038      41,238       38,539     31,896       21,634
   Sales and marketing                            96,832      87,570       87,830     79,546       62,477
   Product development                            30,154      26,991       23,951     24,175       20,203
   General and administrative                     26,839      23,202       21,909     18,813       15,092
   Non-recurring charges                              --      11,537           --      2,373           --
         Total costs and expenses                209,863     190,538      172,229    156,803      119,406
                                               ---------   ---------     --------  ---------     --------

Income (loss) from operations                     30,027      (2,224)*      4,461     23,332**     19,831
                                               ---------   ---------     --------  ---------     --------

Other income, net                                  3,941       5,356        3,869      3,169        2,136
                                               ---------   ---------     --------  ---------     --------

Income before provision for income taxes          33,968       3,132*       8,330     26,501**     21,967
Provision for income taxes                        11,210       4,739        2,833      9,817        7,579
                                               ---------   ---------     --------  ---------     --------

Net income (loss)                              $  22,758   $  (1,607)*   $  5,497  $  16,684**   $ 14,388
                                               =========   =========     ========  =========     ========
Basic earnings (loss) per share                $    1.32   $   (0.09)*   $   0.29  $    0.88**   $   0.78
                                               =========   =========     ========  =========     ========
Weighted average shares outstanding (basic)       17,229      18,168       19,234     19,011       18,456
                                               =========   =========     ========  =========     ========

Diluted earnings (loss) per share              $    1.18   $   (0.09)*   $   0.28  $    0.82**   $   0.74
                                               =========   =========     ========  =========     ========
Weighted average shares outstanding (diluted)     19,280      18,168       19,833     20,257       19,317
                                               =========   =========     ========  =========     ========

Balance Sheet Data:
   Cash and short-term investments             $ 113,999   $  93,485     $ 97,323  $  92,338     $ 74,286
   Working capital                                69,188      67,760       84,207     85,271       66,868
   Total assets                                  206,708     171,733      173,188    175,736      134,554
   Long-term debt, including current portion          --          --          122        162          210
   Shareholders' equity                          102,693      96,439      113,793    113,481       88,517

* Includes non-recurring charges related to the acquisition of Apptivity Corporation of $11.5 million or $0.62 per diluted share. Excluding these non-recurring items, net income would have been $9.7 million or $0.53 per diluted share. See Note 2 of Notes to Consolidated Financial Statements.

**   Includes a non-recurring charge for purchase of in-process software development of $2.4 million or $0.12 per diluted share. Excluding this non-recurring item, net income would have been $19.1 million or $0.94 per diluted share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY STATEMENT The Private Securities Litigation Reform Act of 1995 contains certain safe harbors regarding forward-looking statements. From time to time, information provided by the Company or statements made by its directors, officers or employees may contain "forward-looking" information which involves risks and uncertainties. Actual future results may differ materially. Statements indicating that the Company "expects," "estimates," "believes," "is planning" or "plans to" are forward-looking, as are other statements concerning future financial results, product offerings or other events that have not yet occurred. There are several important factors which could cause actual results or events to differ materially from those anticipated by the forward-looking statements. Such factors, some of which are described in greater detail below under the heading "Factors That May Affect Future Results," include, but are not limited to, the effect of Year 2000 issues, the receipt and shipment of new orders, the timely release of enhancements to the Company's products, the growth rates of certain market segments, the positioning of the Company's products in those market segments, variations in the demand for customer service and technical support, pricing pressures and the competitive environment in the software industry, business and consumer use of the Internet, and the Company's ability to penetrate international markets and manage its international operations. Although the Company has sought to identify the most significant risks to its business, the Company cannot predict whether, or to what extent, any of such risks may be realized, nor can there be any assurance that the Company has identified all possible issues which the Company might face.

RESULTS OF OPERATIONS The Company's total revenue in fiscal 1998 increased 27% from its total revenue in fiscal 1997. The Company's net income increased 135% from $9.7 million, excluding non-recurring, acquisition-related charges, in fiscal 1997 to $22.8 million in fiscal 1998. After including the effect of the non-recurring charges of $11.5 million related to the acquisition of Apptivity Corporation (Apptivity), the Company recorded a net loss of $1.6 million in fiscal 1997.

In fiscal 1997, the Company acquired all of the outstanding stock of Apptivity, a developer of Java-based application development tools, for approximately $11.2 million, consisting of $3.8 million in cash, $1.4 million in assumed and other liabilities, the issuance of 593,485 shares of common stock valued at $5.5 million and the assumption of stock options valued at $0.5 million. The acquisition has been accounted for as a purchase, and accordingly, the results of operations have been included in the Company's operating results from the date of acquisition. The allocation of the purchase price included $10.8 million to in-process software development which was charged to operations as part of the non-recurring charges in the third quarter of fiscal 1997. Additionally, the Company recorded a non-recurring charge of $0.7 million for the writedown of certain capitalized software costs and other intangible assets to fair value after evaluating the impact of the acquisition upon the Company's future operating plans.

The Company's total revenue in fiscal 1997 increased 7% from its total revenue in fiscal 1996. The Company's net income (before non-recurring charges) increased 76% from $5.5 million in fiscal 1996 to $9.7 million in fiscal 1997.

The following table sets forth certain income and expense items as a percentage of total revenue, and the percentage change in dollar amounts of such items compared with the corresponding period in the previous fiscal year.


                                            Percentage of Total Revenue     Period-to-Period Change
                                            ---------------------------     -----------------------
                                              Year Ended November 30,          1998        1997
                                             ------------------------        Compared    Compared
                                             1998      1997      1996         to 1997     to 1996
                                             ----      ----      ----         -------     -------
Revenue:
  Software licenses                           47%       51%       53%            19%         3%
  Maintenance and services                    53        49        47             36         11
                                             ---       ---       ---
          Total revenue                      100       100       100             27          7
                                             ---       ---       ---
Costs and expenses:
  Cost of software licenses                    4         5         5              1         13
  Cost of maintenance and services            19        17        17             47          5
  Sales and marketing                         41        47        50             11          0
  Product development                         13        14        13             12         13
  General and administrative                  11        12        12             16          6
  Non-recurring charges                       --         6        --             --         --
                                             ---       ---       ---
          Total costs and expenses            88       101        97             10         11
                                             ---       ---       ---
Income (loss) from operations                 12        (1)        3              *       (150)
Other income, net                              2         3         2            (26)        38
                                             ---       ---       ---
Income before provision for income taxes      14         2         5            985        (62)
Provision for income taxes                     5         3         2            137         67
                                             ---       ---       ---
Net income (loss)                              9%       (1)%       3%             *       (129)
                                             ===       ===       ===

------------------------------------------------
  * Not meaningful

FISCAL 1998 COMPARED TO FISCAL 1997 The Company's total revenue increased 27% from $188.3 million in fiscal 1997 to $239.9 million in fiscal 1998. Total revenue would have increased by 30% in fiscal 1998 from fiscal 1997 if exchange rates had been constant as compared to the exchange rates in effect in fiscal 1997.

Software license revenue increased 19% from $95.6 million in fiscal 1997 to $113.3 million in fiscal 1998. The increase in software license revenue in fiscal 1998 as compared to fiscal 1997 was due to greater acceptance of the Company's flagship product family, Progress, and, to a lesser extent, new products such as Progress WebSpeed and Progress Apptivity. Progress Version 8.3 provided customers with increased capabilities through its 32-bit architecture and enhanced database and reporting tools features. The Company also experienced an increase in sales to Independent Software Vendors (ISVs), value-added resellers who resell the Company's products in conjunction with the sale of their applications. The increase in sales to ISVs was primarily due to greater deployment revenue from database, dataservers and reporting tools products.

Maintenance and services revenue increased 36% from $92.7 million in fiscal 1997 to $126.6 million in fiscal 1998. The maintenance and services revenue increase was primarily a result of growth in the Company's installed customer base, greater demand for consulting services and renewal of maintenance contracts. The Company is dedicating more resources to its service businesses in order to take advantage of the market opportunities associated with companies buying packaged applications and engaging service providers to customize such packages. This combination provides companies with a competitive advantage through systems that are uniquely designed for their business.

Total revenue generated in markets outside North America increased 23% from $111.5 million in fiscal 1997 to $137.0 million in fiscal 1998 and represented 57% of total revenue in fiscal 1998 as compared to 58% in fiscal 1997. Total revenue generated in markets outside North America would have represented 58% of total revenue in fiscal 1998 if exchange rates had been constant as compared to the exchange rates in effect in fiscal 1997.

Cost of software licenses consists primarily of cost of product media, documentation, duplication, packaging, royalties and amortization of capitalized software costs. Cost of software licenses increased 1% from $10.0 million in fiscal 1997 to $10.1 million in fiscal 1998, but decreased as a percentage of software license revenue from 10% to 9%. The percentage decrease was due to lower documentation costs and lower amortization expense from capitalized software costs. Cost of software licenses as a percentage of software license revenue can vary depending upon the relative product mix in a given period.

Cost of maintenance and services consists primarily of costs of providing customer technical support, education and consulting. Cost of maintenance and services increased 47% from $31.2 million in fiscal 1997 to $46.0 million in fiscal 1998 and increased as a percentage of maintenance and services revenue from 34% to 36%. The percentage increases were due primarily to a change in the mix of maintenance and service revenue as consulting revenue increased at a greater rate than maintenance revenue and education revenue. Consulting revenue generally has a lower margin than either maintenance or education due to the amount of resources required to produce such revenue. The dollar increase was due primarily to an increase in the technical support, consulting and education staff in fiscal 1998 as compared to fiscal 1997 and greater usage of third-party contractors to fulfill demand for consulting services. The Company increased its technical support, education, and consulting staff from 230 at the end of fiscal 1997 to 282 at the end of fiscal 1998.

Sales and marketing expenses increased 11% from $87.6 million in fiscal 1997 to $96.8 million in fiscal 1998, but decreased as a percentage of total revenue from 47% to 41%. The percentage decrease in sales and marketing expenses was primarily due to improved productivity as revenue increased at a greater rate than sales and marketing expenses during fiscal 1998 as compared to fiscal 1997. The dollar increase in sales and marketing expenses was primarily due to increased headcount and higher average compensation costs, including commissions, for the sales, sales support and marketing staff. Worldwide sales and marketing headcount increased from 454 at the end of fiscal 1997 to 476 at the end of fiscal 1998.

Product development expenses increased 12% from $27.0 million in fiscal 1997 to $30.2 million in fiscal 1998, but decreased as a percentage of total revenue from 14% to 13%. The dollar increase was primarily due to increased personnel costs. The increase in personnel costs was primarily due to higher average compensation costs and increased headcount to support continued new product development efforts. The major product development efforts in fiscal 1998 related to the development of the next versions of the Company's various product lines, including Progress Version 9.0, Progress Apptivity Versions 2 and 3 and various new products for the Internet Software Quality (ISQ) product line. The product development staff increased from 199 at the end of fiscal 1997 to 225 at the end of fiscal 1998.

The Company capitalized $1.9 million of software development costs in fiscal 1997 and $2.0 million in fiscal 1998 in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" (SFAS 86). The amounts capitalized represented 6% of total product development costs in each year. Capitalized software costs are amortized over the estimated life of the product (generally four years) and amounts amortized are included in cost of software licenses.

General and administrative expenses include the costs of the finance, human resources, legal, information systems and administrative departments of the Company. General and administrative expenses increased 16% from $23.2 million in fiscal 1997 to $26.8 million in fiscal 1998, but decreased as a percentage of total revenue from 12% to 11%. The dollar increase in general and administrative expenses was primarily due to higher staff levels and average personnel costs and increased goodwill charges resulting from recent acquisitions. The Company increased its administrative staff from 180 at the end of fiscal 1997 to 191 at the end of fiscal 1998.

Income from operations increased as a percentage of total revenue from (1)% in fiscal 1997 (including non-recurring charges of $11.5 million related to the acquisition of Apptivity) to 12% in fiscal 1998. Excluding the non-recurring charges, income from operations in fiscal 1997 was 5% of total revenue.

Excluding the non-recurring charges, income from operations attributable to North America increased from 6% of North American revenue in fiscal 1997 to 18% in fiscal 1998. Income from operations attributable to Europe as a percentage of European revenue was 5% in fiscal 1997 and 12% in fiscal 1998. The increase in income from operations in North America and Europe was due to higher revenue and continued expense control in fiscal 1998 as compared to fiscal 1997. The operating loss in fiscal 1998 in regions outside of North America and Europe related primarily to losses in Latin America as the Company invested in expanding its presence in the region. Operating margins from international operations in the future will depend significantly on the extent and timing of the Company's expansion into new markets, and its ability to achieve economies of scale in established international markets. See Note 10 of Notes to Consolidated Financial Statements.

Other income decreased 26% from $5.4 million in fiscal 1997 to $3.9 million in fiscal 1998. The decrease was due primarily to foreign currency gains in fiscal 1997 versus foreign currency losses in fiscal 1998 and lower amounts for "other income-minority interest" in fiscal 1998, offset to some extent by higher interest income. The foreign currency gain in fiscal

1997 related primarily to gains from the Company's foreign currency hedging programs. All revenue, costs and expenses attributable to the Company's joint venture in Japan are included in the Company's revenue, costs and expenses. To account for the fact that the Company owns only a 51% interest in the joint venture, other income (expense) reflects that portion of the joint venture's income or loss which is attributable to the 49% minority interest in the joint venture. The joint venture generated a net loss in each period presented and the Company recorded as "other income - minority interest" an amount equal to 49% of the joint venture's net loss. The increase in interest income was due to higher average cash balances in fiscal 1998 as compared to fiscal 1997.

The Company's effective tax rate was 33% in fiscal 1998 compared to 151% in fiscal 1997. The decrease in the effective tax rate in fiscal 1998 from fiscal 1997 was due to nondeductible expenses related to the acquisition of Apptivity in fiscal 1997. Excluding these nondeductible expenses, the Company's effective tax rate for fiscal 1997 was 34%. See Note 7 of Notes to Consolidated Financial Statements. The Company expects its effective tax rate to be approximately 32% in fiscal 1999.

FISCAL 1997 COMPARED TO FISCAL 1996 The Company's total revenue increased 7% from $176.7 million in fiscal 1996 to $188.3 million in fiscal 1997. Total revenue would have increased by 11% in fiscal 1997 from fiscal 1996 if exchange rates had been constant as compared to the exchange rates in effect in fiscal 1996. Software license revenue increased 3% from $93.2 million in fiscal 1996 to $95.6 million in fiscal 1997. The software license revenue increase was attributable to greater sales of the Company's flagship products, Progress Versions 7 and 8, a slowdown in the rate of decline of Progress Version 6 and increased acceptance of new products such as Progress WebSpeed. Maintenance and services revenue increased 11% from $83.5 million in fiscal 1996 to $92.7 million in fiscal 1997. The maintenance and services revenue increase was primarily a result of growth in the Company's installed customer base, renewal of maintenance contracts and greater demand for consulting services.

Total revenue generated in markets outside North America increased from $104.6 million in fiscal 1996 to $111.5 million in fiscal 1997 and represented 58% of total revenue in fiscal 1997 as compared to 59% in fiscal 1996. Total revenue generated in markets outside North America would have represented 61% of total revenue in fiscal 1997 if exchange rates had been constant as compared to the exchange rates in effect in fiscal 1996.

Cost of software licenses increased 13% from $8.8 million in fiscal 1996 to $10.0 million in fiscal 1997 and increased as a percentage of software license revenue from 9% to 10%. The percentage and dollar increases were due to an increase in amortization of capitalized software costs and higher royalty expense.

Cost of maintenance and services increased 5% from $29.7 million in fiscal 1996 to $31.2 million in fiscal 1997, but decreased as a percentage of maintenance and services revenue from 36% to 34%. The percentage decrease was due primarily to improved margins in the North America consulting business. The dollar increase was due primarily to the growth in the Company's technical support, education and consulting staff and related costs. Additionally, the Company increased its usage of third-party contractors in fiscal 1997 as compared to fiscal 1996 in order to satisfy demand for increased consulting and training services. The Company increased its technical support, education and consulting staff from 218 at the end of fiscal 1996 to 230 at the end of fiscal 1997.

Sales and marketing expenses decreased slightly from $87.8 million in fiscal 1996 to $87.6 million in fiscal 1997 and decreased as a percentage of total revenue from 50% to 47%. Worldwide sales and marketing headcount decreased from 485 at the end of fiscal 1996 to 454 at the end of fiscal 1997. The reduction in headcount resulted in lower compensation expense. This decrease was offset by increased discretionary marketing program expenses such as advertising, trade shows and direct mail. The decrease in sales and marketing expenses as a percentage of total revenue was primarily due to improved productivity as revenue increased at a greater rate than sales and marketing expenses during fiscal 1997 as compared to fiscal 1996.

Product development expenses increased 13% from $24.0 million in fiscal 1996 to $27.0 million in fiscal 1997 and increased as a percentage of total revenue from 13% to 14%. The dollar and percentage increases were primarily due to increased headcount levels in fiscal 1997 as compared to fiscal 1996 and higher average compensation costs per person. The major product development efforts in fiscal 1997 related to the development of the Progress Apptivity and Progress WebSpeed product lines, as well as a major new release of Progress Version 8. The Company also devoted significant resources to developing the Progress ProtoSpeed product and enhancements to products in the Crescent Division. The product development staff increased from 196 at November 30, 1996 to 199 at November 30, 1997. The Company capitalized $2.5 million of software development costs in fiscal 1996 and $1.9 million in fiscal 1997 in accordance with SFAS 86. The amounts capitalized represented 9% of total product development costs in fiscal 1996 and 6% of total product development costs in fiscal 1997. The decrease in the capitalization rate in fiscal 1997 resulted from fewer projects qualifying for capitalization under the Company's software capitalization policies.

General and administrative expenses increased 6% from $21.9 million in fiscal 1996 to $23.2 million in fiscal 1997 and remained approximately the same percentage of total revenue in each year. The dollar increase in general and administrative expenses was primarily due to higher average personnel costs, including higher incentive compensation costs in fiscal 1997 as compared to fiscal 1996. The Company's administrative headcount was essentially the same at the end of fiscal 1997 as compared to the end of fiscal 1996.

Income from operations decreased as a percentage of total revenue from 3% in fiscal 1996 to (1)% in fiscal 1997 (including non-recurring charges of $11.5 million related to the acquisition of Apptivity). Excluding the non-recurring charges, income from operations in fiscal 1997 was 5% of total revenue.

Excluding the non-recurring charges, income from operations attributable to North America remained approximately 6% of North American revenue in each year. Income from operations attributable to Europe as a percentage of European revenue was 1% in fiscal 1996 and 5% in fiscal 1997. The increase in income from operations in Europe was due to higher revenue and improved expense control in fiscal 1997 as compared to fiscal 1996. The lower operating margin in fiscal 1997 from other operations as compared to operating margins in North America and Europe primarily related to continued losses at the Company's joint venture in Japan. See Note 10 of Notes to Consolidated Financial Statements.

Other income increased $1.5 million from $3.9 million in fiscal 1996 to $5.4 million in fiscal 1997 due primarily to a foreign currency gain of $1.1 million in fiscal 1997 as compared to a foreign currency loss in fiscal 1996. The foreign currency gain in fiscal 1997 related to gains from the Company's foreign currency hedging programs, as well as foreign currency gains and losses related primarily to the translation and settlement of short-term intercompany receivables. During fiscal 1997, the U.S. dollar strengthened considerably against most international currencies. This resulted in lower reported revenue and operating income primarily from the Company's European operations, which was offset to some extent by the Company's foreign exchange hedging program. The increase in other income was also due to an increase in other income-minority interest, offset by slightly lower interest income.

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

LIQUIDITY AND CAPITAL RESOURCES The Company had $114.0 million in cash and short-term investments at November 30, 1998. The increase of $20.5 million in cash and short-term investments from $93.5 million at November 30, 1997 was primarily due to cash generated from operations and stock option exercises, offset by common stock repurchases, property and equipment purchases and the acquisition of certain assets from its distributor in Brazil. The increase in cash generated from operations from the prior year in both fiscal 1998 and fiscal 1997 was primarily due to improved profitability, before non-cash, non-recurring charges, and stronger cash collections.


In fiscal years 1998, 1997 and 1996, the Company purchased $10.0 million, $10.0 million and $9.5 million, respectively, of property and equipment, which consisted primarily of computer equipment and software, furniture and fixtures and leasehold improvements. The level of property and equipment purchases resulted primarily from continued growth of the business and replacement of older equipment. The Company financed these purchases primarily from cash generated from operations. See Note 4 of Notes to Consolidated Financial Statements.

In fiscal years 1998, 1997 and 1996, the Company purchased 1,750,485 shares, 2,351,400 shares and 686,250 shares, respectively, of its common stock for $33.2 million, $26.6 million and $7.2 million, respectively. The Company financed these purchases primarily from cash generated from operations.

In September 1998, the Board of Directors authorized, for the period October 1, 1998 through September 30, 1999, the purchase of up to 5,000,000 shares of the Company's common stock, at such times when the Company deems such purchases to be an effective use of cash. Shares that are repurchased may be used for various purposes including the issuance of shares pursuant to the Company's stock option plans. At November 30, 1998, approximately 4,800,000 shares of common stock remained available for repurchase under this authorization.

On December 10, 1997, the Company, through a wholly-owned subsidiary, acquired certain assets of its distributor in Brazil for $5.0 million. The acquisition was accounted for as a purchase, and accordingly, the results of operations are included in the Company's operating results from the date of acquisition. The purchase price was allocated primarily to goodwill, which is being amortized over a seven-year period. If this acquisition had been made at the beginning of the earliest period presented, the effect on the consolidated financial statements would not have been significant.

Naf Naf S.A. commenced an expert proceeding in the Paris Trade Court, Paris, France, against Progress Software S.A., Timeless S.A. and Digital Equipment France in May 1996. Progress Software Corporation was added as a party to the expert proceeding in June 1997. The basis of the proceeding against Progress Software was alleged late availability of Progress Software products and alleged product deficiencies after delivery by Timeless to Naf Naf of such products. On November 20, 1998 all the parties to the expert proceeding entered into a settlement agreement which became binding on the parties on December 4, 1998. The settlement did not have a material effect on the Company's consolidated financial position or results of operations.

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

NEW ACCOUNTING PRONOUNCEMENTS In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130) and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS 131). SFAS 130 requires the presentation of an additional primary financial statement in the format prescribed by the standard. SFAS 131 requires disclosure about the Company's operations on a disaggregated basis consistent with management's internal reporting structure. The Company will adopt these standards in fiscal 1999.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) which establishes standards for derivative instruments and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 is effective for fiscal years beginning after June 15, 1999. The Company is currently evaluating the requirements and impact of SFAS 133.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK The Company is exposed to a variety of risks, including changes in interest rates affecting the return on its investments and foreign currency fluctuations. The Company has established policies and procedures to manage its exposure to fluctuations in interest rates and foreign currency exchange.

The Company's exposure to market rate risk for changes in interest rates relates to the Company's investment portfolio. The Company has not used derivative financial instruments in its investment portfolio. The Company places its investments with high quality issuers and has policies limiting, among other things, the amount of credit exposure to any one issuer. The Company limits default risk by purchasing only investment-grade securities. The Company's investments are all fixed rate instruments. In addition, the Company has classified all its debt securities as available for sale. This classification reduces the income statement exposure to interest rate risk. Information about the Company's investment policies and portfolio is in Notes 1 and 3 of Notes to Consolidated Financial Statements.

The Company has entered into foreign exchange option contracts to hedge certain transactions of selected foreign currencies (mainly in Europe and Asia Pacific) against fluctuations in exchange rates. The Company has not entered into foreign exchange option contracts for speculative or trading purposes. The Company's accounting policies for these contracts are based on the Company's designation of the contracts as hedging transactions. The criteria the Company uses for designating a contract as a hedge include the contract's effectiveness in risk reduction and matching of derivative instruments to the underlying transactions. Market value increases and decreases on the foreign exchange option contracts are recognized in income in the same period as gains and losses on the underlying transactions. The Company operates in certain countries where there are limited forward currency exchange markets and thus the Company has unhedged transaction exposures in these currencies. The Company generally does not hedge the net assets of its international subsidiaries. Information about the Company's foreign currency option contracts is set forth in Note 1 of Notes to Consolidated Financial Statements.

YEAR 2000 The Year 2000 presents potential concerns and issues for the Company as well as other companies in the information technology industry. In general, Year 2000 readiness issues typically arise in computer software and hardware systems that use two digit date formats, instead of four digits, to represent a particular year. Users must test their unique combination of hardware, system software (operating systems, transaction processors and database systems) and application software in order for Year 2000 readiness to be achieved.

With the exception of the products discussed below, the Company believes that the most current versions of its products are Year 2000 ready. The Company's Progress products fully support four-digit years. The Progress products internally store dates as integers representing the number of days from a base date. For customers who require the entry and display of two digit years, the Company's Progress products provide the ability to specify a range of years for comparison and calculation. Therefore, the Company does not believe that the most current versions of its products, except those discussed below, will be adversely affected by date changes in the Year 2000. The Company does not intend to test Progress products that will be retired as of January 1, 2000. The Company is encouraging customers who are using such products to either upgrade to a more current version or conduct their own testing to determine if the continued use of such products allows them to meet their own Year 2000 readiness objectives. There can be no assurance that the Company's products contain and will contain all features and functionality considered necessary by customers, including ISVs, end users and distributors, to be Year 2000 ready. In addition, there can be no assurances that the Company's products do not contain undetected errors or defects associated with Year 2000 date functions that may result in material costs to the Company.

While the Company believes that the most current versions of its products are Year 2000 ready, other factors may result in an application created using the Company's products not being Year 2000 ready. Some of these factors include improper programming techniques used in creating the application or non-compliance of the underlying hardware or operating system on which the software runs. The Company does not believe that it would be liable in such events. However, due to the unprecedented nature of potential litigation related to Year 2000 readiness as discussed in the industry and popular press, the most likely worst case scenario is that the Company would be subject to litigation. It is uncertain whether or to what extent the Company may be affected by such litigation.

The Company has tested the current versions of its three Crescent products and determined that two products were not Year 2000 ready. Free patches that fix the Year 2000 issues for these products are available on the Company's website. The Company does not intend to test earlier versions of those Crescent products or retired Crescent products. The Company cautions users of such products to conduct their own testing to determine if the continued use of such products allows them to meet their own Year 2000 readiness objectives.

The Company is not aware of any material operational issues or costs associated with preparing its internal systems, both information technology (IT) and non-IT systems, for the Year 2000. Although assessment and testing are ongoing, the Company believes that all material internal systems are Year 2000 ready. However, there can be no assurance that the Company will not experience unanticipated negative consequences or material costs caused by undetected errors or defects in the technology used in its internal systems. These systems are based primarily on the Company's own software products with respect to applications and also include third-party software and hardware technology. The Company has not assessed fully the Year 2000 readiness of material third parties, such as public utilities and key suppliers, who provide external services to the Company. The Company expects to complete these assessments and testing, as well as the testing of its internal systems, by the Fall of 1999 and does not anticipate that any of these potential issues will have a material adverse effect on the Company's business, financial condition and operating results. All costs related to Year 2000 issues are being expensed as incurred and the Company does not expect the total costs of evaluation and testing to be material. The Company has not yet developed detailed contingency plans, but intends to evaluate the necessity of such plans based on the outcome of its assessment and testing of the Year 2000 readiness of material third parties.

Resolving Year 2000 readiness issues impacts almost every customer and may potentially absorb significant portions of their budgets and time in the near term. As the Year 2000 approaches, customers may delay software purchases as they devote more time to preparing and testing their existing systems and applications for Year 2000 readiness. It is uncertain whether or to what extent the Company's revenue may be impacted by such actions.

FACTORS THAT MAY AFFECT FUTURE RESULTS The Company operates in a rapidly changing environment that involves certain risks and uncertainties, some of which are beyond the Company's control. The following discussion highlights some of these risks. In addition, risks and uncertainties related to Year 2000 issues are described above under the heading "Year 2000."

The Company may experience significant fluctuations in future quarterly operating results that may be caused by many factors, including changes in demand for the Company's products, introduction, enhancement or announcement of products by the Company and its competitors, market acceptance of new products, size and timing of significant orders, budgeting cycles of customers, mix of distribution channels, mix of products and services sold, mix of international and North American revenues, fluctuations in currency exchange rates, changes in the level of operating expenses, changes in the Company's sales incentive plans, customer order deferrals in anticipation of new products announced by the Company or its competitors and general economic conditions. Revenue forecasting is uncertain, in large part, because the Company generally ships its products shortly after receipt of orders. Most of the Company's expenses are relatively fixed, including costs of personnel and facilities, and are not easily reduced. Thus, an unexpected reduction in the Company's revenue, or a decrease in the rate of growth of such revenue, would have a material adverse effect on the profitability of the Company.

The Company develops, markets and supports application development, deployment and management software. Its core product line, Progress, is composed primarily of Progress ProVision, Progress RDBMS, Progress WebSpeed, Progress Open AppServer and Progress DataServers. In December 1998, the Company began shipping the latest major enhancement to the Progress product line, Progress Version 9.0. The Company acquired Apptivity Corporation, a developer of multi-tier, Java-based business application tools, in July 1997. The Progress Apptivity product line consists of Apptivity Developer and Apptivity Server. The Company began commercial shipments of Progress Apptivity Version 3.0 in October 1998. The ISQ product line is a set of software products that measure, monitor and manage the availability, performance and recoverability of enterprise networks and ensure overall system and application quality. Progress IPQoS, the latest ISQ product, began shipping in December 1998.

The Company believes that the Progress product set, Progress Apptivity, and the ISQ product set have features and functionality that enable the Company to compete effectively with other vendors of application development products. Ongoing enhancements to these product lines will be required to enable the Company to maintain its competitive position. There can be no assurance that the Company will be successful in developing and marketing enhancements to its products on a timely basis, or that the enhancements will adequately address the changing needs of the marketplace. Delays in the release of enhancements could have a material adverse effect on the Company's business and its financial results.

The Company has derived most of its revenue from its core product line, Progress, and other products which complement Progress and are generally licensed only in conjunction with Progress. Accordingly, the Company's future results depend on continued market acceptance of Progress and any factor adversely affecting the market for Progress could have a material adverse effect on the Company's business and its financial results. Future results also depend upon the Company's continued successful distribution of its products through its ISV channel and may be impacted by downward pressure on pricing, which may not be offset by increases in volume. ISVs resell the Company's products along with their own applications, and any adverse effect on their business related to competition, pricing and other factors could have a material adverse effect on the Company's business, financial condition, and operating results.

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

In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing their ability to deliver products that address the needs of the Company's prospective customers. Current and potential competitors also may be more successful than the Company in having their products or technologies widely accepted. There can be no assurance that the Company will be able to compete successfully against current and future competitors and its failure to do so could have a material adverse effect upon the Company's business, prospects, financial condition and operating results.

The Company hopes that Progress Apptivity, the ISQ product set and other new products will contribute positively to the Company's future results. The market for Internet transaction processing products is highly competitive and will depend in large part on the commercial acceptance of the Internet as a medium for all types of commerce. Global commerce and online exchange of information on the Internet and other similar open wide area networks are evolving. It is difficult to predict with any assurance that the infrastructure or complementary products necessary to make the Internet a viable medium for all types of commerce will fully develop. The market for Java-based business application development and deployment tools, such as Progress Apptivity, is in the early stages of commercial adoption. There can be no assurance that Java will emerge as a viable programming language for large-scale business application deployment environments.

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

Approximately 53% of the Company's total revenue in fiscal 1998 was attributable to international sales made through its subsidiaries. Because a substantial portion of the Company's total revenue is derived from such international operations which are conducted in foreign currencies, changes in the value of these foreign currencies relative to the United States dollar may affect the Company's results of operations and financial position. The Company engages in certain currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on the Company's results of operations. However, there can be no assurance that such hedging transactions will materially reduce the effect of fluctuation in foreign currency exchange rates on such results. If for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, the Company's business could be adversely affected. Other potential risks inherent in the Company's international business generally include longer payment cycles, greater difficulties in accounts receivable collection, unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, political instability, reduced protection for intellectual property rights in some countries, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world, and potentially adverse tax consequences, any of which could adversely impact the success of the Company's international operations. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future international operations, and, consequently, on the Company's business, financial condition, and operating results.

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

The Company's success is heavily dependent upon its proprietary software technology. The Company relies principally on a combination of contract provisions and copyright, trademark, patent and trade secret laws to protect its proprietary technology. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or independent development by others of similar technology. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Although the Company believes that its products and technology do not infringe on any existing proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and operating results.

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


CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)                                                    November 30,
                                                                                 --------------------
                                                                                 1998            1997
                                                                                 ----            ----
Assets
Current assets:
   Cash and equivalents                                                       $  50,155      $  39,451
   Short-term investments                                                        63,844         54,034
   Accounts receivable (less allowances of
     $7,147 in 1998 and $4,928 in 1997)                                          40,779         35,651
   Other current assets                                                           9,855          7,475
   Deferred income taxes                                                          8,415          5,166
                                                                              ---------      ---------
               Total current assets                                             173,048        141,777
                                                                              ---------      ---------
Property and equipment, net                                                      22,458         23,183
Capitalized software costs, net                                                   4,742          4,545
Other assets                                                                      6,460          2,228
                                                                              ---------      ---------
               Total                                                          $ 206,708      $ 171,733
                                                                              =========      =========

Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                                           $  12,461      $  10,712
   Accrued compensation and related taxes                                        23,041         17,088
   Income taxes payable                                                          10,276          6,450
   Other accrued liabilities                                                      8,140          6,924
   Deferred revenue                                                              49,942         32,843
                                                                              ---------      ---------
               Total current liabilities                                        103,860         74,017
                                                                              ---------      ---------
Deferred income taxes                                                                --          1,009
Minority interest in subsidiary                                                     155            268
Commitments and contingent liabilities
Shareholders' equity:
  Preferred stock, $.01 par value; authorized, 1,000,000 shares;
    issued, none
  Common stock, $.01 par value; authorized, 50,000,000 shares;
    issued and outstanding, 17,090,291 shares in 1998 and
    17,718,034 shares in 1997                                                       171            118
  Additional paid-in capital                                                     18,795         25,901
  Retained earnings                                                              84,115         70,673
  Unrealized gains on short-term investments                                        503            245
  Cumulative translation adjustments                                               (891)          (498)
                                                                              ---------      ---------
               Total shareholders' equity                                       102,693         96,439
                                                                              ---------      ---------
               Total                                                          $ 206,708      $ 171,733
                                                                              =========      =========


See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)                     Year Ended November 30,
                                                  ---------------------------------------
                                                     1998           1997           1996
                                                  ---------------------------------------
Revenue:
  Software licenses                               $ 113,312      $  95,579      $  93,178
  Maintenance and services                          126,578         92,735         83,512
                                                  ---------      ---------      ---------
          Total revenue                             239,890        188,314        176,690
                                                  ---------      ---------      ---------

Costs and expenses:
  Cost of software licenses                          10,085         10,000          8,838
  Cost of maintenance and services                   45,953         31,238         29,701
  Sales and marketing                                96,832         87,570         87,830
  Product development                                30,154         26,991         23,951
  General and administrative                         26,839         23,202         21,909
  Non-recurring charges                                  --         11,537             --
                                                  ---------      ---------      ---------
          Total costs and expenses                  209,863        190,538        172,229
                                                  ---------      ---------      ---------

Income (loss) from operations                        30,027         (2,224)         4,461
                                                  ---------      ---------      ---------

Other income (expense):
  Interest income                                     4,529          3,756          3,885
  Foreign currency gain (loss)                         (632)         1,135           (453)
  Minority interest                                     113            556            415
  Other income (expense)                                (69)           (91)            22
                                                  ---------      ---------      ---------
          Total other income, net                     3,941          5,356          3,869
                                                  ---------      ---------      ---------

Income before provision for income taxes             33,968          3,132          8,330
Provision for income taxes                           11,210          4,739          2,833
                                                  ---------      ---------      ---------
Net income (loss)                                 $  22,758      $  (1,607)     $   5,497
                                                  =========      =========      =========

Basic earnings (loss) per share                   $    1.32      $   (0.09)     $    0.29
                                                  =========      =========      =========
Weighted average shares outstanding (basic)          17,229         18,168         19,234
                                                  =========      =========      =========

Diluted earnings (loss) per share                 $    1.18      $   (0.09)     $    0.28
                                                  =========      =========      =========
Weighted average shares outstanding (diluted)        19,280         18,168         19,833
                                                  =========      =========      =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except share data)

                                                                                            Unrealized                      Total
                                                                Additional                   Gains on      Cumulative       Share-
                                                     Common      Paid-in       Retained     Short-Term     Translation     holders'
                                                     Stock       Capital       Earnings     Investments    Adjustments      Equity
                                                     ------     ----------     --------     -----------    -----------     --------
Balance, December 1, 1995                            $ 129       $ 46,467      $ 66,783         $ 133        $  (31)      $ 113,481
  Exercise of stock options (205,055 shares)             1          1,108                                                     1,109
  Issuance of stock under employee stock
    purchase plan (71,143 shares)                                     736                                                       736
  Purchase and retirement of treasury
    stock (686,250 shares)                              (4)        (7,201)                                                   (7,205)
  Stock option compensation                                             2                                                         2
  Tax benefit arising from employees'
    exercise of stock options                                         197                                                       197
  Unrealized gains on short-term investments                                                      108                           108
  Net income                                                                      5,497                                       5,497
  Translation adjustment                                                                                       (132)           (132)
                                                     -----       --------      --------         -----        -------      ---------
Balance, November 30, 1996                             126         41,309        72,280           241          (163)        113,793
  Exercise of stock options (470,785 shares)             3          4,160                                                     4,163
  Issuance of stock under employee stock
   purchase plan (56,218 shares)                                      511                                                       511
  Purchase and retirement of treasury
    stock (2,351,400 shares)                           (15)       (26,538)                                                  (26,553)
  Stock option compensation                                            16                                                        16
  Tax benefit arising from employees'
    exercise of stock options                                         488                                                       488
  Issuance of stock in connection with
    Apptivity acquisition (593,485 shares)               4          5,433                                                     5,437
  Stock options assumed in connection with
    Apptivity acquisition                                             522                                                       522
  Unrealized gains on short-term investments                                                        4                             4
  Net loss                                                                       (1,607)                                     (1,607)
  Translation adjustment                                                                                       (335)           (335)
                                                     -----       --------      --------         -----        -------      ---------
Balance, November 30, 1997                             118         25,901        70,673           245          (498)         96,439
  Stock split                                           59            (59)
  Exercise of stock options (1,062,536 shares)          11         11,148                                                    11,159
  Issuance of stock under employee stock
    purchase plan (60,206 shares)                        1            918                                                       919
  Purchase and retirement of treasury
    stock (1,750,485 shares)                           (18)       (23,883)       (9,316)                                    (33,217)
  Tax benefit arising from employees'
    exercise of stock options                                       4,770                                                     4,770
  Unrealized gains on short-term investments                                                      258                           258
  Net income                                                                     22,758                                      22,758
  Translation adjustment                                                                                       (393)           (393)
                                                     -----       --------      --------         -----        -------      ---------
Balance, November 30, 1998                           $ 171       $ 18,795      $ 84,115         $ 503        $ (891)      $ 102,693
                                                     =====       ========      ========         =====        ======       =========

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)                                                              Year Ended November 30,
                                                                          ----------------------------
                                                                          1998        1997        1996
                                                                          ----        ----        ----
Cash flows from operating activities:
  Net income (loss)                                                    $ 22,758    $ (1,607)   $  5,497
  Adjustments to reconcile net income (loss) to net cash
    Provided by operating activities:
    Depreciation and amortization of property and equipment              10,750      10,596       9,514
    Non-recurring charges                                                    --      11,537          --
    Allowances for accounts receivable                                    3,617       1,807       1,818
    Amortization of capitalized software costs                            1,771       2,072       1,702
    Amortization of intangible assets                                     1,032         241         331
    Deferred income taxes                                                (4,834)     (2,950)       (695)
    Minority interest in subsidiary                                        (113)       (556)       (415)
    Non-cash compensation                                                    --          16           2
    Changes in operating assets and liabilities, net of effects from acquisitions:
         Accounts receivable                                             (8,702)     (4,905)      5,235
         Other current assets                                            (2,326)     (2,120)      1,243
         Accounts payable and accrued expenses                            8,854       9,252      (2,664)
         Income taxes payable                                             8,609       3,908       1,008
         Deferred revenue                                                17,062       6,359         284
                                                                       --------    --------    --------
            Total adjustments                                            35,720      35,257      17,363
                                                                       --------    --------    --------
            Net cash provided by operating activities                    58,478      33,650      22,860
                                                                       --------    --------    --------
Cash flows from investing activities:
    Purchases of investments available for sale                         (57,025)    (33,809)    (76,550)
    Maturities of investments available for sale                         47,033      31,238      48,380
    Sales of investments available for sale                                 440      15,068      20,700
    Purchase of property and equipment                                  (10,038)    (10,048)     (9,545)
    Capitalized software costs                                           (1,968)     (1,864)     (2,462)
    Acquisitions, net of cash acquired                                   (5,000)     (3,847)         --
    Decrease (increase) in other non-current assets                         (24)         59        (310)
                                                                       --------    --------    --------
            Net cash used for investing activities                      (26,582)     (3,203)    (19,787)
                                                                       --------    --------    --------
Cash flows from financing activities:
    Proceeds from issuance of common stock                               12,078       4,674       1,845
    Repurchase of common stock                                          (33,217)    (26,553)     (7,205)
    Contributions from minority interest                                     --         603          --
    Proceeds from capital lease obligations                                  --          --          85
    Payment of obligations under capital leases                              --        (116)       (130)
                                                                                   --------    --------
            Net cash used for financing activities                      (21,139)    (21,392)     (5,405)
                                                                       --------    --------    --------
Effect of exchange rate changes on cash                                     (53)       (476)       (261)
                                                                       --------    --------    --------
Net increase (decrease) in cash and equivalents                          10,704       8,579      (2,593)
Cash and equivalents, beginning of year                                  39,451      30,872      33,465
                                                                       --------    --------    --------
Cash and equivalents, end of year                                      $ 50,155    $ 39,451    $ 30,872
                                                                       ========    ========    ========

Supplemental disclosure of cash flow information:
   Income taxes paid                                                   $  7,203    $  3,760    $  2,569
Supplemental disclosure of noncash financing activities:
   Income tax benefit from employees' exercise of stock options        $  4,770    $    488    $    197
   Stock issued and options assumed in acquisition of Apptivity        $     --    $  5,959    $     --

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY Progress Software Corporation (the Company) develops, markets and supports application development, deployment and management software for professional information service organizations in business, government and industry worldwide. The Progress product line is an integrated, component-based visual development environment for building and deploying multi-tier, enterprise-class business applications. The Progress Apptivity product line enables organizations to build and deploy distributed, multi-tier, Java-based business applications. The Internet Software Quality product line consists of products that manage system and application quality and recoverability of enterprise networks.

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

The Company enters into foreign exchange option contracts which are designated as effective hedges on certain transactions in selected foreign currencies. The purpose of the Company's foreign exposure management policies and practices is to attempt to minimize the impact of exchange rate fluctuations on the Company's results of operations. The option contracts are structured such that the cost to the Company cannot exceed the premium paid for such contracts. Premiums are recognized ratably over the contract period as a component of foreign currency gain or loss. Increases and decreases in market value gains on such contracts are recognized currently as a component of foreign currency gain or loss. The notional principal amount of outstanding foreign exchange option contracts at November 30, 1998 was $54.8 million. Unrealized market value gains on such contracts were immaterial at November 30, 1998. Major U.S. multinational banks are counterparties to the option contracts.

MINORITY INTEREST IN SUBSIDIARY Minority interest in subsidiary represents the joint venture partners' proportionate share of the equity in Progress Software K.K. (PSKK), a Japanese joint stock corporation established in January 1995 to market and support the Company's products in Japan. At November 30, 1998, the Company owned 51% of the capital stock of PSKK.

REVENUE RECOGNITION Software license revenue is recognized upon shipment of the product provided that the license fee is fixed and determinable and collection is probable. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from services, primarily consulting and customer education, is recognized as the related services are performed. On December 1, 1997, the Company adopted the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition." Adoption of this pronouncement did not have a material effect on the revenue recognition practices of the Company.

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

PROPERTY AND EQUIPMENT Property and equipment is recorded at cost. Depreciation and amortization is provided on the straight-line method over the estimated useful lives (three to ten years) of the related assets or the remaining terms of leases, whichever is shorter.

CAPITALIZATION OF SOFTWARE COSTS The Company capitalizes certain internally generated software development costs after technological feasibility of the product has been established. Capitalized software costs also include amounts paid for purchased software which has reached technological feasibility. Such costs are amortized over the estimated life of the product (generally four years). The Company continually compares the unamortized costs of capitalized software to the expected future revenues for the products. If the unamortized costs exceed the expected future net realizable value, the excess amount is written off. Accumulated amortization was approximately $6.9 million and $5.1 million at November 30, 1998 and 1997, respectively.

INTANGIBLE ASSETS Intangible assets, included in other assets, primarily represent goodwill, noncompete agreements and organization costs and are recorded at cost. Such costs are amortized over periods ranging from three to seven years. Accumulated amortization was approximately $1.2 million and $.5 million at November 30, 1998 and 1997, respectively.

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

INCOME TAXES The Company provides for deferred income taxes resulting from temporary differences between financial and taxable income. Such differences arise primarily from the use of accelerated tax depreciation, accruals, capitalized software costs, and provisions for doubtful accounts. No provision for U.S. income taxes has been made for the undistributed earnings of non-U.S. subsidiaries, as these earnings have been permanently reinvested or would be principally offset by foreign tax credits. Cumulative undistributed foreign earnings were approximately $13.6 million at November 30, 1998.

EARNINGS PER SHARE Effective December 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). Basic earnings per share is calculated using the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding stock options using the treasury stock method. Earnings per share for all prior years presented herein have been restated to conform to SFAS 128 and the stock split (Note 5).

RECLASSIFICATIONS Certain prior year amounts have been reclassified to conform to the current year presentation.

NEW ACCOUNTING PRONOUNCEMENTS In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130) and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS 131). SFAS 130 requires the presentation of an additional primary financial statement in the format prescribed by the standard. SFAS 131 requires disclosure about the Company's operations on a disaggregated basis consistent with management's internal reporting structure. The Company will adopt these standards in fiscal 1999.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) which establishes standards for derivative instruments and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 is effective for fiscal years beginning after June 15, 1999. The Company is currently evaluating the requirements and impact of SFAS 133.

NOTE 2:  BUSINESS COMBINATIONS AND NON-RECURRING CHARGES

On December 10, 1997, the Company, through a wholly-owned subsidiary, acquired certain assets of its distributor in Brazil for $5.0 million. The acquisition was accounted for as a purchase, and accordingly, the results of operations are included in the Company's operating results from the date of acquisition. The purchase price was allocated primarily to goodwill, which is being amortized over a seven-year period. If this acquisition had been made at the beginning of the earliest year presented, the effect on the consolidated financial statements would not have been significant.

On July 15, 1997, the Company acquired all of the outstanding stock of Apptivity Corporation (Apptivity), a developer of Java-based application development tools, for approximately $11.2 million, consisting of $3.8 million in cash, $1.4 million in assumed and other liabilities, the issuance of 593,485 shares of common stock valued at $5.5 million and the assumption of stock options valued at $0.5 million. The acquisition has been accounted for as a purchase, and accordingly, the results of operations have been included in the Company's operating results from the date of acquisition. The allocation of the purchase price included $10.8 million to in-process software development which was charged to operations as part of the non-recurring charges in the third quarter of fiscal 1997. Additionally, the Company recorded a non-recurring charge of $0.7 million for the writedown of certain capitalized software costs and other intangible assets to fair value after evaluating the impact of the acquisition upon the Company's future operating plans. If this acquisition had been made at the beginning of the earliest year presented, the effect on the consolidated financial statements would not have been significant.

NOTE 3:  CASH AND SHORT-TERM INVESTMENTS

A summary of the Company's investments available for sale by major security type at November 30, 1998 was as follows:

(In thousands)                                                      Gross        Gross
                                                     Amortized    Unrealized   Unrealized        Fair
Security Type                                           Cost        Gains        Losses          Value
-------------                                        ---------    ----------   ----------        -----
Corporate debt securities                             $ 22,864                                 $ 22,864
Obligations of states and  political subdivisions       57,212       $ 341       $ (28)          57,525
U.S. government obligations                              6,323         190          --            6,513
                                                      --------       -----       -----          -------
          Total                                       $ 86,399       $ 531       $ (28)        $ 86,902
                                                      ========       =====       =====         ========

The fair value of debt securities at November 30, 1998, by contractual maturity, was as follows:

(In thousands)

Due in one year or less (including $23,058 classified as cash equivalents)      $ 50,443
Due after one year                                                                36,459
                                                                                --------
          Total                                                                 $ 86,902
                                                                                ========

A summary of the Company's investments available for sale by major security type (including $14.3 million classified as cash equivalents) at November 30, 1997 was as follows:


(In thousands)                                                    Gross       Gross
                                                   Amortized   Unrealized   Unrealized    Fair
Security Type                                         Cost        Gains       Losses      Value
-------------                                      ---------   ----------   ----------    -----
Corporate debt securities                           $ 13,700                            $ 13,700
Obligations of states and political subdivisions      48,836      $ 214        $ (4)      49,046
U.S. government obligations                            5,553         35                    5,588
                                                    --------      -----        ----     --------
          Total                                     $ 68,089      $ 249        $ (4)    $ 68,334
                                                    ========      =====        ====     ========

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

(In thousands)                                         November 30,
                                                    -----------------
                                                    1998         1997
                                                    ----         ----
Equipment and software                            $ 46,989    $ 40,696
Furniture and fixtures                               5,919       5,304
Leasehold improvements                               9,082       7,682
                                                  --------    --------
   Total                                            61,990      53,682
Less accumulated depreciation and amortization      39,532      30,499
                                                  --------    --------
   Property and equipment, net                    $ 22,458    $ 23,183
                                                  ========    ========

NOTE 5:  SHAREHOLDERS' EQUITY

PREFERRED STOCK The Board of Directors is authorized to establish one or more series of preferred stock and to fix and determine the number and conditions of preferred shares, including dividend rates, redemption and/or conversion provisions, if any, preference and voting rights. At November 30, 1998, the Board of Directors has not authorized any series of preferred stock.

COMMON STOCK On June 17, 1998, the Board of Directors approved a three-for-two common stock split in the form of a stock dividend. Shareholders received one additional share for every two shares held. Such distribution was made on July 14, 1998 to shareholders of record at the close of business on June 29, 1998. All share and per share amounts for all years presented have been restated to reflect the split.

In fiscal years 1998, 1997 and 1996, the Company purchased 1,750,485 shares, 2,351,400 shares and 686,250 shares, respectively, of its common stock for $33.2 million, $26.6 million and $7.2 million, respectively.

In September 1998, the Board of Directors authorized, for the period October 1, 1998 through September 30, 1999, the purchase of up to 5,000,000 shares of the Company's common stock, at such times when the Company deems such purchases to be an effective use of cash. Shares that are repurchased may be used for various purposes including the issuance of shares pursuant to the Company's stock option plans. At November 30, 1998, approximately 4,800,000 shares of common stock remained available for repurchase under this authorization.

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

A total of 7,020,000 shares are issuable under the 1992, 1994 and 1997 Plans, of which 769,970 shares were available for grant at November 30, 1998.

A summary of stock option activity under the plans is as follows:

(In thousands, except per share
data)

                                                                Year Ended November 30,
                                   -----------------------------------------------------------------------------------
                                                   1998                         1997                        1996
                                   --------------------------   -------------------------   --------------------------
                                                 Weighted                     Weighted                    Weighted
                                                  Average                      Average                     Average
                                     Number    Exercise Price    Number    Exercise Price     Number    Exercise Price
                                   of Shares     Per Share      of Shares     Per Share     of Shares     Per Share
                                   ---------   --------------   ---------  --------------   ---------   --------------
Beginning options outstanding        4,539        $ 10.71         4,299        $ 10.89        3,437        $ 12.02
    Granted                          1,598          15.43         1,600           9.83        2,167           9.56
    Exercised                       (1,063)         10.50          (471)          8.85         (205)          5.42
    Canceled                          (214)          9.84          (889)         10.98       (1,100)         12.80
                                    ------        -------         -----        -------       ------        -------
Ending options outstanding           4,860          12.34         4,539          10.71        4,299          10.89
                                    ======        =======         =====        =======       ======        =======
Exercisable                          1,904        $ 11.61         1,820        $ 11.33        1,691        $ 11.01
                                    ======        =======         =====        =======       ======        =======

For various exercise price ranges, weighted average characteristics of outstanding stock options at November 30, 1998 were as follows:


(In thousands, except per share data)              Options Outstanding              Options Exercisable
----------------------------------------------------------------------    -----------------------------
                                 Weighted Average
    Range of        Number of        Remaining        Weighted Average    Number of    Weighted Average
 Exercise Price      Shares       Life (in years)      Exercise Price      Shares       Exercise Price
----------------------------------------------------------------------    -----------------------------
$   0.45-3.33            28            6.68               $  0.78              13          $  1.18
   9.00-11.00         2,221            7.52               $  9.87           1,050          $  9.96
  11.25-12.46           425            6.63               $ 11.64             182          $ 11.47
  13.00-14.50         1,737            7.91               $ 14.33             644          $ 14.38
  18.00-25.38           449            9.77               $ 18.32              15          $ 18.11
                      -----                                                 -----
$  0.45-25.38         4,860            7.78               $ 12.34           1,904          $ 11.61
                      =====                                                 =====

EMPLOYEE STOCK PURCHASE PLAN The 1991 Employee Stock Purchase Plan (ESPP), as amended in April 1998, permits eligible employees to purchase up to a maximum of 750,000 shares of common stock of the Company at 85% of the lesser of the market value of such shares at the beginning of a 27-month offering period or the end of each three-month segment within such offering period. During fiscal years 1998, 1997 and 1996, 60,206 shares, 56,218 shares and 71,143 shares, respectively, were issued with a weighted average purchase price of $15.26, $9.09 and $10.35 per share, respectively, under the ESSP. At November 30, 1998, 464,056 shares were available and reserved for issuance under the ESSP.

PRO FORMA DISCLOSURES The pro forma disclosures are required to be determined as if the Company had accounted for its stock-based compensation arrangements granted subsequent to November 30, 1995 under the fair value method of SFAS 123. The fair value of options and ESPP shares granted in fiscal years 1998, 1997 and 1996 reported below has been estimated at the date of grant using a Black-Scholes option valuation model with the following ranges of assumptions:


                                           Stock Purchase Plan                                Stock Options
                                         -----------------------                         -----------------------
                                         Year Ended November 30,                         Year Ended November 30,
                                 ---------------------------------------       -----------------------------------------
                                      1998           1997           1996            1998            1997            1996
                                      ----           ----           ----            ----            ----            ----
Expected volatility              29.2-44.1%     39.1-53.1%     38.6-61.4%      43.2-45.6%      43.0-44.1%      40.4-43.2%
Risk-free interest rate            5.0-5.2%       5.1-5.3%       5.0-5.4%        4.7-5.7%        5.9-6.8%        5.6-6.7%
Expected life in years                 0.6            0.5            0.5             6.5             6.6             6.0
Expected dividend yield               none           none           none            none            none            none

For purposes of the pro forma disclosure, the estimated fair value of options is amortized to expense over the vesting period. Had compensation costs for options and ESPP shares been determined based on the Black-Scholes option valuation model as prescribed by SFAS 123, pro forma net income (loss) and pro forma diluted earnings (loss) per share would have been:


(In thousands, except per share data)                 Year Ended November 30,
                                                ----------------------------------
                                                    1998         1997         1996
                                                --------     --------      -------
Pro forma net income (loss)                     $ 20,870     $ (3,040)     $ 4,352
Pro forma diluted earnings (loss) per share     $   1.08     $  (0.17)     $  0.22

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not provide a reliable single measure of fair value of its options. The weighted average estimated fair value of options granted in fiscal years 1998, 1997 and 1996 was $8.06, $5.57 and $5.07 per share, respectively. The weighted average estimated fair value for shares issued under the ESPP in fiscal years 1998, 1997 and 1996 was $6.15, $4.10 and $8.73 per share, respectively.

The effect on pro forma net income (loss) and pro forma diluted earnings (loss) per share in fiscal years 1998, 1997 and 1996 is not necessarily indicative of the effects on pro forma net income and pro forma diluted earnings per share in future years.

NOTE 6: RETIREMENT PLAN

The Company maintains a retirement plan covering all U.S. employees under
Section 401(k) of the Internal Revenue Code. Company contributions to the plan are at the discretion of the Board of Directors and totaled approximately $2.4 million, $1.8 million and $0.7 million for fiscal years 1998, 1997 and 1996, respectively.

NOTE 7: INCOME TAXES

The components of pretax income (loss) were as follows:


(In thousands)                    Year Ended November 30,
                             --------------------------------
                               1998        1997         1996
                             --------    --------     -------
United States                $ 29,236    $ (1,402)    $ 7,711
Non-U.S                         4,732       4,534         619
                             --------    --------     -------
     Total                   $ 33,968    $  3,132     $ 8,330
                             ========    ========     =======

The provisions for income taxes were comprised of the following:


(In thousands)                       Year Ended November 30,
                                ----------------------------------
                                  1998          1997         1996
                                --------      -------      -------
Current:
         Federal                $ 11,419      $ 5,226      $ 1,564
         State                     2,015          467          205
         Foreign                   2,610        1,996        1,759
                                --------      -------      -------
           Total current          16,044        7,689        3,528
                                --------      -------      -------

Deferred:
        Federal                   (3,448)      (2,316)        (361)
        State                       (684)        (454)
                                                               (73)
        Foreign                     (702)        (180)        (261)
                                --------      -------      -------
          Total deferred          (4,834)      (2,950)        (695)
                                --------      -------      -------
                      Total     $ 11,210      $ 4,739      $ 2,833
                                ========      =======      =======

The tax effects of significant items comprising the Company's deferred taxes were as follows:

(In thousands)                                 November 30,
                                          ---------------------
                                            1998          1997
                                          --------      -------
Deferred tax liabilities:
     Capitalized software costs           $ (1,112)     $  (934)
     Depreciation and amortization              --          (75)
                                          --------      -------
       Total deferred tax liabilities       (1,112)      (1,009)
                                          --------      -------
Deferred tax assets:
     Accounts receivable                     2,826        1,451
     Depreciation and amortization           1,688           --
     Inventories                               720          764
     Accrued compensation                       70          684
     Deferred revenue                        2,784           --
     Other accruals                          1,869        2,192
     Tax loss carryforwards                  1,461        1,409
                                          --------      -------
       Total deferred tax assets            11,418        6,500
     Valuation allowance                    (1,315)      (1,334)
                                          --------      -------
             Total                        $  8,991      $ 4,157
                                          ========      =======

The valuation allowance applies to deferred tax assets, primarily net operating loss carryforwards, in the U.S. and in certain foreign jurisdictions where realization is not assured. The change in the valuation allowance of $0.4 million and $0.6 million in fiscal years 1997 and 1996, respectively, primarily related to tax loss carryforwards. Noncurrent deferred taxes of $0.6 million were included in other assets at November 30, 1998.

The Company has net operating loss carryforwards of $3.1 million expiring on various dates through 2012 and $1.0 million which can be carried forward indefinitely.

A reconciliation of the U.S. federal statutory rate to the effective tax rate was as follows:

                                                      Year Ended November 30,
                                                    ---------------------------
                                                    1998        1997       1996
                                                    ----        ----       ----
Tax at U.S. federal statutory rate                  35.0%       35.0%      35.0%
Non-U.S                                              2.9        14.8        5.5
Unutilized foreign losses                            1.4         1.4        7.0
Foreign sales corporation                           (4.5)       (3.5)      (8.2)
Research credits                                    (2.9)       (4.8)      (2.0)
State income taxes, net                              2.5         8.5        3.0
Tax-exempt interest                                 (2.0)      (23.3)      (9.4)
Nondeductible in-process software development         --       117.3         --
Other                                                0.6         5.9        3.1
                                                    ----       -----       ----
     Total                                          33.0%      151.3%      34.0%
                                                    ====       =====       ====

NOTE 8: OPERATING LEASES

The Company leases certain facilities and equipment under noncancelable operating lease arrangements. Future minimum rental payments at November 30, 1998 under these leases are as follows:

(In thousands)
1999                  $  7,931
2000                     5,174
2001                     4,189
2002                     3,812
2003                     3,069
Thereafter               8,056
                      --------
Total                 $ 32,231
                      ========

Total rent expense under all operating leases was approximately $7.0 million, $6.2 million and $5.8 million for fiscal years 1998, 1997 and 1996, respectively.

NOTE 9: LITIGATION

Naf Naf S.A. commenced an expert proceeding in the Paris Trade Court, Paris, France, against Progress Software S.A., Timeless S.A. and Digital Equipment France in May 1996. Progress Software Corporation was added as a party to the expert proceeding in June 1997. The basis of the proceeding against Progress Software was alleged late availability of Progress Software products and alleged product deficiencies after delivery by Timeless to Naf Naf of such products. On November 20, 1998 all the parties to the expert proceeding entered into a settlement agreement which became binding on the parties on December 4, 1998. The settlement did not have a material effect on the Company's consolidated financial position or results of operations.

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

NOTE 10: BUSINESS SEGMENT AND INTERNATIONAL OPERATIONS

The Company operates in one industry segment consisting of the development, marketing and support of application development, deployment and management software. Intercompany revenue principally represents royalties based on software license and maintenance revenue generated by non-U.S. operations from their unaffiliated customers.

Summarized information relating to international operations is as follows:
(In thousands)

                                                                 Year Ended November 30,
                                                         ---------------------------------------
                                                            1998           1997           1996
                                                         ---------      ---------      ---------
Sales to unaffiliated customers:
    North America                                        $ 102,893      $  76,847      $  72,122
    Europe                                                  93,599         73,363         72,533
    Other                                                   32,414         22,404         18,775
    Export sales from United States                         10,984         15,700         13,260
                                                         ---------      ---------      ---------
               Total sales to unaffiliated customers     $ 239,890      $ 188,314      $ 176,690
                                                         =========      =========      =========

Intercompany revenue:                                    $  42,535      $  33,225      $  29,793
                                                         =========      =========      =========

Operating income (loss):
    North America                                        $  20,453      $  (6,028)     $   4,882
    Europe                                                  10,916          3,700            504
    Other                                                   (1,278)           197           (870)
    Eliminations                                               (64)           (93)           (55)
                                                         ---------      ---------      ---------
               Total operating income (loss)             $  30,027      $  (2,224)     $   4,461
                                                         =========      =========      =========

Identifiable assets:
    North America                                        $ 164,603      $ 138,153      $ 143,890
    Europe                                                  45,108         36,922         35,466
    Other                                                   26,325         16,593         13,086
    Eliminations                                           (29,328)       (19,935)       (19,254)
                                                         ---------      ---------      ---------
              Total identifiable assets                  $ 206,708      $ 171,733      $ 173,188
                                                         =========      =========      =========

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Progress Software Corporation:

We have audited the accompanying consolidated balance sheets of Progress Software Corporation and its subsidiaries as of November 30, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended November 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Progress Software Corporation and its subsidiaries as of November 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1998, in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP
-------------------------

Boston, Massachusetts
December 18, 1998

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


(In thousands, except per share data)     First      Second        Third        Fourth
                                         Quarter     Quarter      Quarter       Quarter
                                         -------     -------      -------       -------
1998
     Revenue                            $ 54,146    $ 57,106     $ 59,482      $ 69,156
     Income from operations                4,868       5,939        7,968        11,252
     Net income                            3,547       4,673        6,161         8,377
     Diluted earnings per share             0.19        0.24         0.31          0.43


1997
     Revenue                            $ 45,344    $ 44,831     $ 45,880      $ 52,259
     Income (loss) from operations         2,196       1,383      (10,216)*       4,413
     Net income (loss)                     1,978       2,042       (9,369)*       3,742
     Diluted earnings (loss) per share      0.10        0.10        (0.53)*        0.20


* Includes non-recurring charges related to the acquisition of Apptivity of $11.5 million or $0.64 per diluted share. Excluding these non-recurring items, net income would have been $1.9 million or $0.11 per diluted share.


MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The following table sets forth, for the periods indicated, the range of high and low bid prices for the Company's common stock as reported by the Nasdaq Stock Market. The Company's common stock is traded on the market under the Nasdaq symbol "PRGS."

                                           Year Ended November 30,
                          -----------------------------------------------------------
                                   1998                               1997
                          ------------------------           ------------------------
                           High              Low              High              Low
                          -------          -------           -------           ------
First Quarter             $ 18.67          $ 12.58           $ 15.33           $ 8.42
Second Quarter              23.08            16.92             12.71             8.92
Third Quarter               28.00            18.00             12.42            10.50
Fourth Quarter              27.17            17.25             17.00            11.83
                          ------------------------           ------------------------

The Company has not declared or paid cash dividends on its common stock and does not plan to pay cash dividends to its shareholders in the near future. The Company presently intends to retain its earnings to finance further growth of its business. As of December 31, 1998, the Company's common stock was held by approximately 4,000 shareholders of record or through nominee or street name accounts with brokers.