Form 10-K, Exhibit 13
period 1999-11-30
PROGRESS SOFTWARE CORP /MA
filed 2000-02-25
CIK 876167

                                                                    EXHIBIT 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes:

(In thousands, except per share data)                          Year Ended November 30,
                                                -------------------------------------------------------
                                                  1999       1998        1997         1996       1995
                                                --------   --------   ---------     --------   --------
Statement of Operations Data:
Revenue:
   Software licenses                            $131,499   $113,312   $  95,579     $ 93,178   $110,785
   Maintenance and services                      154,648    126,578      92,735       83,512     69,350
                                                --------   --------   ---------     --------   --------
         Total revenue                           286,147    239,890     188,314      176,690    180,135
                                                --------   --------   ---------     --------   --------
Costs and expenses:
   Cost of revenue                                68,133     56,038      41,238       38,539     31,896
   Sales and marketing                           104,809     96,832      87,570       87,830     79,546
   Product development                            38,339     30,154      26,991       23,951     24,175
   General and administrative                     28,162     26,839      23,202       21,909     18,813
   Non-recurring charges                              --         --      11,537           --      2,373
                                                --------   --------   ---------     --------   --------
         Total costs and expenses                239,443    209,863     190,538      172,229    156,803
                                                --------   --------   ---------     --------   --------
Income (loss) from operations                     46,704     30,027      (2,224)*      4,461     23,332**
                                                --------   --------   ---------     --------   --------
Other income, net                                  4,739      3,941       5,356        3,869      3,169
                                                --------   --------   ---------     --------   --------
Income before provision for income taxes          51,443     33,968       3,132*       8,330     26,501**
Provision for income taxes                        16,452     11,210       4,739        2,833      9,817
                                                --------   --------   ---------     --------   --------
Net income (loss)                               $ 34,991   $ 22,758   $  (1,607)*   $  5,497   $ 16,684**
                                                ========   ========   =========     ========   ========
Basic earnings (loss) per share                 $   1.01   $   0.66   $   (0.04)*   $   0.14   $   0.44**
                                                ========   ========   =========     ========   ========
Weighted average shares outstanding (basic)       34,488     34,458      36,336       38,468     38,022
                                                ========   ========   =========     ========   ========
Diluted earnings (loss) per share               $   0.89   $   0.59   $   (0.04)*   $   0.14   $   0.41**
                                                ========   ========   =========     ========   ========
Weighted average shares outstanding (diluted)     39,212     38,560      36,336       39,666     40,514
                                                ========   ========   =========     ========   ========
Balance Sheet Data:
   Cash and short-term investments              $158,665   $113,999   $  93,485     $ 97,323   $ 92,338
   Working capital                               111,616     69,188      67,760       84,207     85,271
   Total assets                                  256,554    206,708     171,733      173,188    175,736
   Long-term debt, including current portion          --         --          --          122        162
   Shareholders' equity                          142,311    102,693      96,439      113,793    113,481

----------

Note: All share and per share amounts have been restated to reflect the two-for-one stock split on January 21, 2000.

* Includes non-recurring charges related to the acquisition of Apptivity Corporation of $11.5 million or $0.31 per diluted share. Excluding these non-recurring items, net income would have been $9.7 million or $0.27 per diluted share. See Note 2 of Notes to Consolidated Financial Statements.

** Includes a non-recurring charge for purchase of in-process software development of $2.4 million or $0.06 per diluted share. Excluding this non-recurring item, net income would have been $19.1 million or $0.47 per diluted share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY STATEMENT The Private Securities Litigation Reform Act of 1995 contains certain safe harbors regarding forward-looking statements. From time to time, information provided by the Company or statements made by its directors, officers or employees may contain "forward-looking" information which involves risks and uncertainties. Actual future results may differ materially. Statements indicating that the Company "expects," "estimates," "believes," "is planning" or "plans to" are forward-looking, as are other statements concerning future financial results, product offerings or other events that have not yet occurred. There are several important factors which could cause actual results or events to differ materially from those anticipated by the forward-looking statements. Such factors are described in greater detail below under the heading "Factors That May Affect Future Results" and include, but are not limited to, the receipt and shipment of new orders, the timely release of enhancements to the Company's products, the growth rates of certain market segments, the positioning of the Company's products in those market segments, market acceptance of the application service provider distribution model, variations in the demand for customer service and technical support, pricing pressures and the competitive environment in the software industry, business and consumer use of the Internet, and the Company's ability to penetrate international markets and manage its international operations. Although the Company has sought to identify the most significant risks to its business, the Company cannot predict whether, or to what extent, any of such risks may be realized, nor can there be any assurance that the Company has identified all possible issues which the Company might face.

RESULTS OF OPERATIONS The Company's total revenue in fiscal 1999 increased 19% from its total revenue in fiscal 1998. The Company's net income increased 54% from $22.8 million in fiscal 1998 to $35.0 million in fiscal 1999. The Company's total revenue in fiscal 1998 increased 27% from its total revenue in fiscal 1997. The Company's net income increased 135% from $9.7 million, excluding non-recurring, acquisition-related charges, in fiscal 1997 to $22.8 million in fiscal 1998. After including the effect of the non-recurring charges of $11.5 million related to the acquisition of Apptivity Corporation (Apptivity), the Company recorded a net loss of $1.6 million in fiscal 1997.

The following table sets forth certain income and expense items as a percentage of total revenue, and the percentage change in dollar amounts of such items compared with the corresponding period in the previous fiscal year.

                                              Percentage of
                                              Total Revenue        Period-to-Period
                                           -------------------          Change
                                                Year Ended       -------------------
                                               November 30,        1999       1998
                                           -------------------   Compared   Compared
                                           1999   1998    1997    to 1998    to 1997
                                           ----   ----    ----   --------   --------
Revenue:
  Software licenses                         46%    47%     51%      16%        19%
  Maintenance and services                  54     53      49       22         36
                                           ---    ---     ---
          Total revenue                    100    100     100       19         27
                                           ---    ---     ---
Costs and expenses:
  Cost of software licenses                  5      4       5       31          1
  Cost of maintenance and services          19     19      17       20         47
  Sales and marketing                       37     41      47        8         11
  Product development                       13     13      14       27         12
  General and administrative                10     11      12        5         16
  Non-recurring charges                     --     --       6       --         --
                                           ---    ---     ---
          Total costs and expenses          84     88     101       14         10
                                           ---    ---     ---
Income (loss) from operations               16     12      (1)      56          *
Other income, net                            2      2       3       20        (26)
                                           ---    ---     ---
Income before provision for income taxes    18     14       2       51        985
Provision for income taxes                   6      5       3       47        137
                                           ---    ---     ---
Net income (loss)                           12%     9%     (1)%     54          *
                                           ===    ===     ===

----------

* Not meaningful

FISCAL 1999 COMPARED TO FISCAL 1998 The Company's total revenue increased 19% from $239.9 million in fiscal 1998 to $286.1 million in fiscal 1999. Total revenue would have increased by 23% in fiscal 1999 from fiscal 1998 if exchange rates had been constant as compared to the exchange rates in effect in fiscal 1998.

Software license revenue increased 16% from $113.3 million in fiscal 1998 to $131.5 million in fiscal 1999. The increase in software license revenue is attributable to greater acceptance of the Company's products, including Progress Version 8 and Progress Version 9, the latest versions of the Company's flagship development and deployment product set, and, to a lesser extent, new Internet - focused products such as Progress WebSpeed and Progress Apptivity. Progress Version 9 was released in December 1998. The Company also experienced an increase in sales to Independent Software Vendors (ISVs), value-added resellers who resell the Company's products in conjunction with the sale of their applications. The increase in sales to ISVs is primarily due to greater deployment revenue from database, application server, dataservers and reporting tools products.

Maintenance and services revenue increased 22% from $126.6 million in fiscal 1998 to $154.6 million in fiscal 1999. The increase in maintenance and services revenue was primarily the result of growth in the Company's installed customer base, renewal of maintenance contracts and increased consulting revenue. The Company is dedicating more resources to its service business in order to take advantage of the market opportunities associated with companies Web-enabling their business applications and buying packaged applications and engaging service providers to customize such packages.

Total revenue generated in markets outside North America increased 28% from $137.0 million in fiscal 1998 to $175.0 million in fiscal 1999 and represented 61% of total revenue in fiscal 1999 as compared to 57% in fiscal 1998. Revenue growth was strong in all regions outside of North America in fiscal 1999 with growth rates of 27% in Europe, Middle East and Africa (EMEA), 28% in Latin America and 30% in Asia Pacific. Revenue in North America increased 8% in fiscal 1999 as compared to fiscal 1998. The decrease in the growth rate in North America from fiscal 1998 was primarily due to a slowdown in revenue from certain ISVs, especially in the enterprise resource planning (ERP) sector, and a slowdown in consulting. Total revenue generated in markets outside North America would have represented 62% of total revenue in fiscal 1999 if exchange rates had been constant as compared to the exchange rates in effect in fiscal 1998.

Cost of software licenses consists primarily of cost of product media, documentation, duplication, packaging, royalties and amortization of capitalized software costs. Cost of software licenses increased 31% from $10.1 million in fiscal 1998 to $13.2 million in fiscal 1999 and increased as a percentage of software license revenue from 9% to 10%. The dollar and percentage increases were due to an increase in documentation costs and higher royalty expense for products and technologies licensed from third parties. Cost of software licenses as a percentage of software license revenue can vary depending upon the relative product mix in a given period.

Cost of maintenance and services consists primarily of costs of providing customer technical support, education and consulting. Cost of maintenance and services increased 20% from $46.0 million in fiscal 1998 to $54.9 million in fiscal 1999, but remained the same percentage of maintenance and services revenue in each year at 36%. The dollar increase was due primarily to an increase in the technical support, consulting and education staff and related expenses and greater usage of third-party contractors to fulfill demand for consulting services in fiscal 1999 as compared to fiscal 1998. The Company increased its technical support, education, and consulting staff from 282 at the end of fiscal 1998 to 373 at the end of fiscal 1999. The Company expects its headcount for technical support, consulting and education to continue to increase in fiscal 2000 primarily due to the need to satisfy increased demand for consulting services. However, there can be no assurance that the Company will be successful in recruiting and retaining such personnel.

Sales and marketing expenses increased 8% from $96.8 million in fiscal 1998 to $104.8 million in fiscal 1999, but decreased as a percentage of total revenue from 41% to 37%. The percentage decrease was due to increased productivity from the Company's sales and marketing efforts. The dollar increase in sales and marketing expenses was due to an increase in headcount in the sales, sales support and marketing staff and an increase in the level of discretionary marketing spending for trade shows, advertising campaigns, direct mail solicitations and other events. The headcount increase was primarily to support international growth and new products. Worldwide sales and marketing headcount increased from 476 at the end of fiscal 1998 to 519 at the end of fiscal 1999.

Product development expenses increased 27% from $30.2 million in fiscal 1998 to $38.3 million in fiscal 1999 and remained approximately the same percentage of total revenue at 13%. The dollar increase was primarily due to an increase in average compensation costs as well as increased headcount to support continued new product development efforts. The major product development efforts in fiscal 1999 primarily related to the development of new products such as Progress

SonicMQ and the next versions of the Company's various product lines, including, Progress Version 9.1 and Progress Apptivity. The product development staff increased from 225 at the end of fiscal 1998 to 242 at the end of fiscal 1999.

The Company capitalized $2.0 million of software development costs in fiscal 1998 and $0.5 million in fiscal 1999 in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" (SFAS 86). The amounts capitalized represented 6% of total product development costs in fiscal 1998 and 1% in fiscal 1999. The decrease in the percentage capitalized in fiscal 1999 was due to the stages of completion of the Company's various development projects. Capitalized software costs are amortized over the estimated life of the product (generally four years) in an amount equal to the greater of the amount computed using the ratio of current revenue to total expected revenue in the product's life or straight line and amounts amortized are included in cost of software licenses.

General and administrative expenses include the costs of the finance, human resources, legal, information systems and administrative departments of the Company and amortization of goodwill. General and administrative expenses increased 5% from $26.8 million in fiscal 1998 to $28.2 million in fiscal 1999, but decreased as a percentage of total revenue from 11% to 10% due to expense control. The dollar increase in general and administrative expenses was primarily due to higher staff levels and average personnel costs, partially offset by lower amounts for bad debt expense and amortization of goodwill. The Company increased its administrative staff from 191 at the end of fiscal 1998 to 205 at the end of fiscal 1999.

Income from operations increased as a percentage of total revenue from 12% in fiscal 1998 to 16% in fiscal 1999. The increase in operating income as a percentage of revenue was due to continued expense control over selling, marketing and administrative expenses and improved sales productivity, especially overseas. International operations contributed 53% of the total operating income in fiscal 1999 versus 32% in fiscal 1998.

Other income increased 20% from $3.9 million in fiscal 1998 to $4.7 million in fiscal 1999. The increase in fiscal 1999 as compared to fiscal 1998 was primarily due to an increase in interest income from higher average cash balances and a smaller foreign currency exchange loss.

The Company's effective tax rate was 32% in fiscal 1999 compared to 33% in fiscal 1998. The decrease in the effective tax rate in fiscal 1999 from fiscal 1998 was primarily due to a decrease in taxes on foreign sourced income in excess of the US federal tax rate. See Note 7 of Notes to Consolidated Financial Statements. The Company expects its effective tax rate to remain at approximately 32% in fiscal 2000.

FISCAL 1998 COMPARED TO FISCAL 1997 The Company's total revenue increased 27% from $188.3 million in fiscal 1997 to $239.9 million in fiscal 1998. Total revenue would have increased by 30% in fiscal 1998 from fiscal 1997 if exchange rates had been constant as compared to the exchange rates in effect in fiscal 1997.

Software license revenue increased 19% from $95.6 million in fiscal 1997 to $113.3 million in fiscal 1998. The increase in software license revenue in fiscal 1998 as compared to fiscal 1997 was due to greater acceptance of the Progress Version 8 product family, and, to a lesser extent, new Internet-focused products such as Progress WebSpeed and Progress Apptivity. Progress Version 8.3, released in May 1998, provided customers with increased capabilities through its 32-bit architecture and enhanced database and reporting tools features. The Company also experienced an increase in sales to ISVs. The increase in sales to ISVs was primarily due to greater deployment revenue from database, dataservers and reporting tools products.

Maintenance and services revenue increased 36% from $92.7 million in fiscal 1997 to $126.6 million in fiscal 1998. The maintenance and services revenue increase was primarily a result of growth in the Company's installed customer base, greater demand for consulting services and renewal of maintenance contracts. The Company dedicated more resources to its service businesses in order to take advantage of the market opportunities associated with companies buying packaged applications and engaging service providers to customize such packages.

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

Cost of maintenance and services increased 47% from $31.2 million in fiscal 1997 to $46.0 million in fiscal 1998 and increased as a percentage of maintenance and services revenue from 34% to 36%. The percentage increase was due primarily to a change in the mix of maintenance and service revenue as consulting revenue increased at a greater rate than maintenance revenue and education revenue. Consulting revenue generally has a lower margin than either maintenance or education revenue due to the amount of resources required to produce such revenue. The dollar increase was due primarily to an increase in the technical support, consulting and education staff in fiscal 1998 as compared to fiscal 1997 and greater usage of third-party contractors to fulfill demand for consulting services. The Company increased its technical support, education, and consulting staff from 230 at the end of fiscal 1997 to 282 at the end of fiscal 1998.

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

Product development expenses increased 12% from $27.0 million in fiscal 1997 to $30.2 million in fiscal 1998, but decreased as a percentage of total revenue from 14% to 13%. The dollar increase was primarily due to increased personnel costs. The increase in personnel costs was primarily due to higher average compensation costs and increased headcount to support continued new product development efforts. The major product development efforts in fiscal 1998 related to the development of the next versions of the Company's various product lines, including Progress Version 9.0, Progress Apptivity Versions 2 and 3 and various new products for the Internet Software Quality (ISQ) product line. The Company capitalized $1.9 million of software development costs in fiscal 1997 and $2.0 million in fiscal 1998. The product development staff increased from 199 at the end of fiscal 1997 to 225 at the end of fiscal 1998.

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

In fiscal 1997, the Company acquired all of the outstanding stock of Apptivity, a developer of Java-based application development tools, for approximately $11.2 million, consisting of $3.8 million in cash, $1.4 million in assumed and other liabilities, the issuance of 1,186,970 shares of common stock valued at $5.5 million and the assumption of stock options valued at $0.5 million. The acquisition has been accounted for as a purchase, and accordingly, the results of operations have been included in the Company's operating results from the date of acquisition. The allocation of the purchase price included $10.8 million to in-process software development which was charged to operations as part of the non-recurring charges in the third quarter of fiscal 1997. Additionally, the Company recorded a non-recurring charge of $0.7 million for the writedown of certain capitalized software costs and other intangible assets to fair value after evaluating the impact of the acquisition upon the Company's future operating plans.

Excluding the non-recurring charges, income from operations increased due to continued sales productivity improvement and expense control, especially in North America and EMEA. These increases in fiscal 1998 were partially offset by operating losses in regions outside of North America and EMEA, primarily in Latin America, as the Company invested in expanding its presence in the region.

Other income decreased 26% from $5.4 million in fiscal 1997 to $3.9 million in fiscal 1998. The decrease was primarily due to foreign currency gains in fiscal 1997 versus foreign currency losses in fiscal 1998 and lower amounts from the minority interest in fiscal 1998, offset to some extent by higher interest income. The foreign currency gain in fiscal 1997 related primarily to gains from the Company's foreign currency hedging programs. Minority interest included as a component of other income (expense) reflects the portion of the income or loss in the Company's joint venture in Japan which is attributable to the 49% minority interest. The increase in interest income was due to higher average cash balances in fiscal 1998 as compared to fiscal 1997.

The Company's effective tax rate was 33% in fiscal 1998 compared to 151% in fiscal 1997. The decrease in the effective tax rate in fiscal 1998 from fiscal 1997 was due to nondeductible expenses related to the acquisition of Apptivity in fiscal 1997. Excluding these nondeductible expenses, the Company's effective tax rate for fiscal 1997 was 34%.

LIQUIDITY AND CAPITAL RESOURCES At the end of fiscal 1999, the Company's cash and short-term investments totaled $158.7 million. The increase in the balance of $44.7 million since the end of fiscal 1998 resulted from cash generated from operations and proceeds from stock issuances under the stock purchase plan and exercise of options, partially offset by common stock repurchases and capital expenditures.

In fiscal years 1999, 1998 and 1997, the Company generated $61.1 million, $58.5 million and $33.7 million, respectively, in cash from operations. The increase in each year was primarily due to higher net income, partially offset by the timing of payments related to accounts payable and other accrued liabilities, smaller increases in the deferred revenue balance and changes in the accounts receivable balance. Accounts receivable increased each year primarily due to revenue growth. The Company's accounts receivable days sales outstanding were 55 days, 53 days and 61 days at the end of fiscal years 1999, 1998 and 1997, respectively. The improvement from fiscal 1997 was due to more effective collection efforts in fiscal 1999 and fiscal 1998.

In fiscal years 1999, 1998 and 1997, the Company purchased and retired $9.3 million, $10.0 million and $10.0 million, respectively, of property and equipment, which consisted primarily of computer equipment and software, furniture and fixtures and leasehold improvements. The level of property and equipment purchases resulted primarily from continued growth of the business and replacement of older equipment. The Company financed these purchases primarily from cash generated from operations. See Note 4 of Notes to Consolidated Financial Statements.

In fiscal years 1999, 1998 and 1997, the Company purchased and retired 2,042,238 shares, 3,500,970 shares and 4,702,800 shares, respectively, of its common stock for $24.8 million, $33.2 million and $26.6 million, respectively. The Company financed these purchases primarily from cash generated from operations.

In September 1999, the Board of Directors authorized, for the period October 1, 1999 through September 30, 2000, the purchase of up to 10,000,000 shares of the Company's common stock, at such times when the Company deems such purchases to be an effective use of cash. Shares that are repurchased may be used for various purposes including the issuance of shares pursuant to the Company's stock option plans. At November 30, 1999, approximately 9,975,000 shares of common stock remained available for repurchase under this authorization.

In December 1997, the Company, through a wholly-owned subsidiary, acquired certain assets of its distributor in Brazil for $5.0 million. The acquisition was accounted for as a purchase, and accordingly, the results of operations are included in the Company's operating results from the date of acquisition. The purchase price was allocated primarily to goodwill, which is being amortized over a seven-year period. If this acquisition had been made at the beginning of the earliest period presented, the effect on the consolidated financial statements would not have been significant.

The Company is subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company believes that existing cash balances together with funds generated from operations will be sufficient to finance the Company's operations and meet its foreseeable cash requirements (including planned capital expenditures, lease commitments and other long-term obligations) through the next twelve months.

NEW ACCOUNTING PRONOUNCEMENTS In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) which establishes standards for derivative instruments and hedging activities. SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met and that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS 133 is effective for fiscal years beginning after June 15, 2000. The Company will adopt SFAS 133 in the first quarter of fiscal 2001. The Company is currently evaluating this statement, but does not expect the adoption of SFAS 133 to have a material effect on the Company's consolidated financial position or results of operations.

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

The Company has entered into foreign exchange option and forward contracts to hedge certain transactions of selected foreign currencies (mainly in Europe and Asia Pacific) against fluctuations in exchange rates. The Company has not entered into foreign exchange option and forward contracts for speculative or trading purposes. The Company's accounting policies for these contracts are based on the Company's designation of the contracts as hedging transactions. The criteria the Company uses for designating a contract as a hedge include the contract's effectiveness in risk reduction and matching of derivative instruments to the underlying transactions. Market value increases and decreases on the foreign exchange option and forward contracts are recognized in income in the same period as gains and losses on the underlying transactions. The Company operates in certain countries where there are limited forward currency exchange markets and thus the Company has unhedged transaction exposures in these currencies. The Company generally does not hedge the net assets of its international subsidiaries. Information about the Company's foreign currency option contracts is set forth in Note 1 of Notes to Consolidated Financial Statements.

YEAR 2000 The Year 2000 presented potential concerns and issues for the Company as well as other companies in the information technology industry. In general, Year 2000 readiness issues in computer software and hardware systems relate to the use two digit date formats, instead of four digits, to represent a particular year.

The Company established a global project team to coordinate the Company's Year 2000 readiness efforts and address the impact of the Year 2000 date transition on its operations. The project team met regularly and reported to an executive steering committee composed of the Chief Financial Officer, the General Counsel and the General Manager for Worldwide Field Operations. The Company's initial Year 2000 readiness plans encompassed four phases. The first phase was an inventory and assessment of the Company's internal systems. The second phase was testing such systems for Year 2000 readiness. The third phase was remediation, representing the repair or replacement of any non-compliant hardware or software, and the fourth phase was contingency planning and preparation. The Company completed all phases and has not experienced any disruptions in its internal operations or systems, both information technology (IT) and non-IT systems, related to the Year 2000. These systems are based primarily on the Company's own software products with respect to applications and also include third-party software and hardware technology.

The Company believes that the most current versions of its products, including available patches, have not been adversely affected by the Year 2000 date change. The Company did not test products that were retired on or before January 1, 2000. The Company encouraged customers who are using such products to either upgrade to a more current version or conduct their own testing to determine if continued use of such products allows them to meet their own Year 2000 readiness objectives.

The Company has not experienced an increase in technical support calls since the new year related to Year 2000 readiness issues. However, there can be no assurance that the Company will not experience unanticipated negative consequences or material costs caused by undetected errors or defects in its products. While the Company believes that the most current versions of its products are Year 2000 ready, other factors may result in an application created using the Company's products not being Year 2000 ready. Some of these factors include improper programming techniques used in creating the application or non-compliance of the underlying hardware or operating system on which the software runs. The Company does not believe that it would be liable in such events. However, due to the unprecedented nature of potential litigation related to Year 2000 readiness as discussed in the industry and popular press, the most likely worst case scenario is that the Company would be subject to litigation. It is uncertain whether or to what extent the Company may be affected by such litigation.

All costs related to Year 2000 issues were expensed as incurred. Costs for addressing Year 2000 readiness issues were not material. Most of these expenses represented time spent by employees. The Company also continually upgrades and improves its facilities and IT systems. Such costs are integrated into the operating budgets of each geographic area or function and are not separately maintained as Year 2000-related expenses.

FACTORS THAT MAY AFFECT FUTURE RESULTS The Company operates in a rapidly changing environment that involves certain risks and uncertainties, some of which are beyond the Company's control. The following discussion highlights some of these risks. In addition, risks and uncertainties related to Year 2000 issues are described above under the heading "Year 2000."

The Company may experience significant fluctuations in future quarterly operating results that may be caused by many factors. Some of these factors include changes in demand for the Company's products, introduction, enhancement or announcement of products by the Company and its competitors, market acceptance of new products, size and timing of significant orders, budgeting cycles of customers, mix of distribution channels, mix of products and services sold, mix of international and North American revenues, fluctuations in currency exchange rates, changes in the level of operating expenses, changes in the Company's sales incentive plans, customer order deferrals in anticipation of new products announced by the Company or its competitors and general economic conditions. Revenue forecasting is uncertain, in large part, because the Company generally ships its products shortly after receipt of orders. Most of the Company's expenses are relatively fixed, including costs of personnel and facilities, and are not easily reduced. Thus, an unexpected reduction in the Company's revenue, or a decrease in the rate of growth of such revenue, would have a material adverse effect on the profitability of the Company.

The Company develops, markets and supports application development, deployment and management software. Its core product line, Progress, is composed primarily of Progress ProVision, Progress RDBMS, Progress WebSpeed, Progress Open AppServer and Progress DataServers. In December 1998, the Company began shipping the latest major enhancement to the Progress product line, Progress Version 9.0. The Progress Apptivity product line consists of Apptivity Developer and Apptivity Server. The Company began commercial shipments of Progress Apptivity Version 3.2 in October 1999. The Company began commercial shipments of Progress SonicMQ, an Internet messaging server, in December 1999. The ISQ product line is a set of software products that measure, monitor and manage the availability, performance and recoverability of enterprise networks and ensure overall system and application quality. Progress IPQoS Version 2.0 began shipping in March 1999. The Company believes that the Progress product set, Progress SonicMQ, Progress Apptivity and the ISQ product set have features and functionality that enable the Company to compete effectively with other vendors of application development products. Ongoing enhancements to these product lines will be required to enable the Company to maintain its competitive position. There can be no assurance that the Company will be successful in developing and marketing enhancements to its products on a timely basis, or that the enhancements will adequately address the changing needs of the marketplace. Delays in the release of enhancements could have a material adverse effect on the Company's business, financial condition and operating results.

The Company has derived most of its revenue from its core product line, Progress, and other products that complement Progress and are generally licensed only in conjunction with Progress. Accordingly, the Company's future results depend on continued market acceptance of Progress and any factor adversely affecting the market for Progress could have a material adverse effect on the Company's business and its financial results.

 Future results also depend upon the Company's continued successful distribution of its products through its ISV channel and may be impacted by downward pressure on pricing, which may not be offset by increases in volume. ISVs utilize technology from the Company to create their applications and resell the Company's products along with their own applications. Any adverse effect on their business related to competition, pricing and other factors could have a material adverse effect on the Company's business, financial condition and operating results.

The Company experiences significant competition from a variety of sources with respect to the marketing and distribution of its products. Many of these competitors have greater financial, marketing or technical resources than the Company and may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than can the Company. Increased competition could make it more difficult for the Company to maintain its market presence.

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

The Company is devoting significant resources to enabling its ISVs to move their applications to the Application Service Provider (ASP) distribution model by providing a combination of technology, professional services and partnerships. The ASP distribution model enables ISVs to rent their business applications to end-user organizations over the Internet or through other thin-client technologies. The ASP market is new and evolving. There can be no assurance that the ASP model will become a viable market for business applications or that the Company will be successful in penetrating this new market.

The Company hopes that Progress SonicMQ, Progress Apptivity, the ISQ product set and other new products and services will contribute positively to the Company's future results. The market for Internet transaction processing products and other Internet business-to-business products is highly competitive. Global e-commerce and online exchange of information on the Internet and other similar open wide area networks continue to evolve. There can be no assurance that the Company's products will be successful in penetrating these new and evolving markets.

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

Approximately 58% of the Company's total revenue in fiscal 1999, as compared to 53% in fiscal 1998, was attributable to international sales made through its subsidiaries. Because a substantial portion of the Company's total revenue is derived from such international operations which are primarily conducted in foreign currencies, changes in the value of these foreign currencies relative to the United States dollar may affect the Company's results of operations and financial position. The Company engages in certain currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on the Company's results of operations. However, there can be no assurance that such hedging transactions will materially reduce the effect of fluctuation in foreign currency exchange rates on such results. If for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, the Company's business could be adversely affected.

Other potential risks inherent in the Company's international business generally include longer payment cycles, greater difficulties in accounts receivable collection, unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, political instability, reduced protection for intellectual property rights in some countries, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world and potentially adverse tax consequences. Any one of these factors could adversely impact the success of the Company's international operations. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future international operations, and, consequently, on the Company's business, financial condition and operating results.

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

The market price of the Company's common stock, like that of other technology companies, is highly volatile and is subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. The Company's stock price may also be affected by broader market trends unrelated to the Company's performance.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)                                                       November 30,
                                                                                 -------------------------
                                                                                      1999            1998
                                                                                 ---------       ---------
Assets
Current assets:
   Cash and equivalents                                                          $  81,651       $  50,155
   Short-term investments                                                           77,014          63,844
   Accounts receivable (less allowances of
     $7,259 in 1999 and $7,147 in 1998)                                             47,952          40,779
   Other current assets                                                              9,406           9,855
   Deferred income taxes                                                             9,836           8,415
                                                                                 ---------       ---------
               Total current assets                                                225,859         173,048
                                                                                 ---------       ---------
Property and equipment, net                                                         20,594          22,458
Capitalized software costs, net                                                      3,155           4,742
Other assets                                                                         6,946           6,460
                                                                                 ---------       ---------
               Total                                                             $ 256,554       $ 206,708
                                                                                 =========       =========
Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                                              $  14,041       $  12,461
   Accrued compensation and related taxes                                           24,344          23,041
   Income taxes payable                                                              8,723          10,276
   Other accrued liabilities                                                         8,962           8,140
   Deferred revenue                                                                 58,173          49,942
                                                                                 ---------       ---------
               Total current liabilities                                           114,243         103,860
                                                                                 ---------       ---------
Minority interest in subsidiary                                                       --               155
Commitments and contingent liabilities
Shareholders' equity:
  Preferred stock, $.01 par value; authorized, 1,000,000 shares;
    issued, none
  Common stock, $.01 par value, and additional paid-in capital; authorized,
    75,000,000 shares in 1999 and 50,000,0000 shares in 1998; issued and outstanding, 35,552,862 shares in
    1999 and 34,180,582 shares in 1998                                              40,491          18,966
  Retained earnings                                                                103,904          84,115
  Accumulated other comprehensive loss                                              (2,084)           (388)
                                                                                 ---------       ---------
               Total shareholders' equity                                          142,311         102,693
                                                                                 ---------       ---------
               Total                                                             $ 256,554       $ 206,708
                                                                                 =========       =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)                       Year Ended November 30,
                                                   -----------------------------------------
                                                        1999            1998            1997
                                                   ----------      ---------       ---------
Revenue:
  Software licenses                                $ 131,499       $ 113,312       $  95,579
  Maintenance and services                           154,648         126,578          92,735
                                                   ---------       ---------       ---------
          Total revenue                              286,147         239,890         188,314
                                                   ---------       ---------       ---------
Costs and expenses:
  Cost of software licenses                           13,188          10,085          10,000
  Cost of maintenance and services                    54,945          45,953          31,238
  Sales and marketing                                104,809          96,832          87,570
  Product development                                 38,339          30,154          26,991
  General and administrative                          28,162          26,839          23,202
  Non-recurring charges                                 --              --            11,537
                                                   ---------       ---------       ---------
          Total costs and expenses                   239,443         209,863         190,538
                                                   ---------       ---------       ---------
Income (loss) from operations                         46,704          30,027          (2,224)
                                                   ---------       ---------       ---------
Other income (expense):
  Interest income                                      5,054           4,529           3,756
  Foreign currency gain (loss)                          (374)           (632)          1,135
  Minority interest                                      155             113             556
  Other expense                                          (96)            (69)            (91)
                                                   ---------       ---------       ---------
          Total other income, net                      4,739           3,941           5,356
                                                   ---------       ---------       ---------
Income before provision for income taxes              51,443          33,968           3,132
Provision for income taxes                            16,452          11,210           4,739
                                                   ---------       ---------       ---------
Net income (loss)                                  $  34,991       $  22,758       $  (1,607)
                                                   =========       =========       =========
Basic earnings (loss) per share                    $    1.01       $    0.66       $   (0.04)
                                                   =========       =========       =========
Weighted average shares outstanding (basic)           34,488          34,458          36,336
                                                   =========       =========       =========
Diluted earnings (loss) per share                  $    0.89       $    0.59       $   (0.04)
                                                   =========       =========       =========
Weighted average shares outstanding (diluted)         39,212          38,560          36,336
                                                   =========       =========       =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)
                                                                  Common Stock and
                                                              Additional Paid-in Capital                  Accumulated        Total
                                                            ----------------------------                        Other       Share-
                                            Comprehensive   Number of                       Retained     Comprehensive      holders'
                                            Income (Loss)      Shares         Amount        Earnings     Income (Loss)      Equity
                                            -------------   ---------      ---------       ----------    -------------   -----------
Balance, December 1, 1996                                      37,898      $  41,435       $  72,280       $      78     $ 113,793
  Exercise of employee stock options                              942          4,163                                         4,163
  Issuance of stock under ESPP                                    112            511                                           511
  Repurchase of common stock                                   (4,703)       (26,553)                                      (26,553)
  Stock option compensation                                                       16                                            16
  Tax benefits from stock plans                                                  488                                           488
  Issuance of stock in connection with
    Apptivity acquisition                                       1,187          5,437                                         5,437
  Stock options assumed in connection
   with Apptivity acquisition                                                    522                                           522
  Unrealized gains on investments           $       4                                                              4             4
  Translation adjustments                        (335)                                                          (335)         (335)
  Net loss                                     (1,607)                                        (1,607)                       (1,607)
                                            ---------
Comprehensive loss                          $  (1,938)
                                            =========          ------      ---------       ---------       ---------     ---------
Balance, November 30, 1997                                     35,436         26,019          70,673            (253)       96,439
  Exercise of employee stock options                            2,126         11,159                                        11,159
  Issuance of stock under ESPP                                    120            919                                           919
  Repurchase of common stock                                   (3,501)       (23,901)         (9,316)                      (33,217)
  Tax benefits from stock plans                                                4,770                                         4,770
  Unrealized gains on investments           $     258                                                            258           258
  Translation adjustments                        (393)                                                          (393)         (393)
  Net income                                   22,758                                         22,758                        22,758
                                            ---------
Comprehensive income                        $  22,623
                                            =========          ------      ---------       ---------       ---------     ---------
Balance, November 30, 1998                                     34,181         18,966          84,115            (388)      102,693
  Exercise of employee stock options                            3,197         18,541                                        18,541
  Issuance of stock under ESPP                                    217          2,070                                         2,070
  Repurchase of common stock                                   (2,042)        (9,626)        (15,202)                      (24,828)
  Stock option compensation                                                       81                                            81
  Tax benefits from stock plans                                               10,459                                        10,459
  Unrealized losses on investments          $    (699)                                                          (699)         (699)
  Translation adjustments                        (997)                                                          (997)         (997)
  Net income                                   34,991                                         34,991                        34,991
                                            ---------
Comprehensive income                        $  33,295          ------      ---------       ---------       ---------     ---------
Balance, November 30, 1999                  =========          35,553      $  40,491       $ 103,904       $  (2,084)    $ 142,311
                                                               ======      =========       =========       =========     =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)                                                                     Year Ended November 30,
                                                                          ---------------------------------------
                                                                              1999           1998           1997
                                                                          --------       --------       --------
Cash flows from operating activities:
  Net income (loss)                                                       $ 34,991       $ 22,758       $ (1,607)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization of property and equipment                 10,641         10,750         10,596
    Non-recurring charges                                                     --             --           11,537
    Allowances for accounts receivable                                       2,098          3,617          1,807
    Amortization of capitalized software costs                               2,101          1,771          2,072
    Amortization of intangible assets                                          586          1,032            241
    Deferred income taxes                                                   (2,013)        (4,834)        (2,950)
    Minority interest in subsidiary                                           (155)          (113)          (556)
    Non-cash compensation                                                       81           --               16
    Changes in operating assets and liabilities, net of effects from acquisitions:
         Accounts receivable                                               (12,458)        (8,702)        (4,905)
         Other current assets                                                 (311)        (2,326)        (2,120)
         Accounts payable and accrued expenses                               5,258          8,854          9,252
         Income taxes payable                                                8,905          8,609          3,908
         Deferred revenue                                                   11,331         17,062          6,359
                                                                          --------       --------       --------
            Total adjustments                                               26,064         35,720         35,257
                                                                          --------       --------       --------
            Net cash provided by operating activities                       61,055         58,478         33,650
                                                                          --------       --------       --------
Cash flows from investing activities:
    Purchases of investments available for sale                            (59,606)       (57,025)       (33,809)
    Maturities of investments available for sale                            45,631         47,033         31,238
    Sales of investments available for sale                                   --              440         15,068
    Purchase of property and equipment                                      (9,331)       (10,038)       (10,048)
    Capitalized software costs                                                (514)        (1,968)        (1,864)
    Acquisitions, net of cash acquired                                        --           (5,000)        (3,847)
    Decrease (increase) in other non-current assets                           (578)           (24)            59
                                                                          --------       --------       --------
            Net cash used for investing activities                         (24,398)       (26,582)        (3,203)
                                                                          --------       --------       --------
Cash flows from financing activities:
    Proceeds from issuance of common stock                                  20,611         12,078          4,674
    Repurchase of common stock                                             (24,828)       (33,217)       (26,553)
    Contributions from minority interest                                      --             --              603
    Payment of obligations under capital leases                               --             --             (116)
                                                                          --------       --------       --------
            Net cash used for financing activities                          (4,217)       (21,139)       (21,392)
                                                                          --------       --------       --------
Effect of exchange rate changes on cash                                       (944)           (53)          (476)
                                                                          --------       --------       --------
Net increase in cash and equivalents                                        31,496         10,704          8,579
Cash and equivalents, beginning of year                                     50,155         39,451         30,872
                                                                          --------       --------       --------
Cash and equivalents, end of year                                         $ 81,651       $ 50,155       $ 39,451
                                                                          ========       ========       ========

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY Progress Software Corporation (the Company) develops, markets and distributes application development, deployment and management technology and Internet and intranet enabling technologies to business, industry and government worldwide. The Company also provides consulting, education and support to its customers through its worldwide professional services organization.

USE OF ESTIMATES The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

BASIS OF CONSOLIDATION The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated.

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

The Company enters into foreign exchange option contracts which are designated as effective hedges on certain transactions in selected foreign currencies. The purpose of the Company's foreign exposure management policies and practices is to attempt to minimize the impact of exchange rate fluctuations on the Company's results of operations. The option contracts are structured such that the cost to the Company cannot exceed the premium paid for such contracts. Premiums are recognized ratably over the contract period as a component of foreign currency gain or loss. Increases and decreases in market value gains on such contracts are recognized currently as a component of foreign currency gain or loss. The notional principal amount of outstanding foreign exchange option contracts at November 30, 1999 was $71.8 million. Unrealized market value gains on such contracts were immaterial at November 30, 1999. Major U.S. multinational banks are counterparties to the option contracts.

MINORITY INTEREST IN SUBSIDIARY Minority interest in subsidiary represents the joint venture partners' proportionate share of the equity in Progress Software K.K. (PSKK), a Japanese joint stock corporation established in January 1995 to market and support the Company's products in Japan. At November 30, 1999, the Company owned 51% of the capital stock of PSKK.

REVENUE RECOGNITION Software license revenue is recognized upon shipment of the product provided that the license fee is fixed and determinable, persuasive evidence of an arrangement exists and collection is probable. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from services, primarily consulting and customer education, is recognized as the related services are performed. The Company follows the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition" and its amendments. The application of this statement at the beginning of fiscal 1998 did not have a material effect on the revenue recognition practices of the Company.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS Cash equivalents include short-term, highly liquid investments purchased with remaining maturities of three months or less. Short-term investments, which consist primarily of municipal and U.S. Treasury obligations and corporate debt securities purchased with remaining maturities of more than three months, are classified as investments available for sale and stated at fair value. Aggregate unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) in shareholders' equity.

SUPPLEMENTAL CASH FLOW INFORMATION In fiscal years 1999, 1998 and 1997, the Company paid $9.5 million, $7.2 million and $3.8 million in income taxes, respectively. The Company had the following noncash financing activities: income tax benefit from employees' exercise of stock options of $10.5 million, $4.8 million and $0.5 million in fiscal years 1999, 1998 and 1997, respectively, and stock issued and options assumed in the acquisition of Apptivity of $6.0 million in fiscal 1997.

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

CAPITALIZATION OF SOFTWARE COSTS The Company capitalizes certain internally generated software development costs after technological feasibility of the product has been established. Capitalized software costs also include amounts paid for purchased software which has reached technological feasibility. Such costs are amortized over the estimated life of the product (generally four years) in an amount equal to the greater of the amount computed using the ratio of current revenue to total expected revenue in the product's life or straight line. The Company continually compares the unamortized costs of capitalized software to the expected future revenues for the products. If the unamortized costs exceed the expected future net realizable value, the excess amount is written off. Accumulated amortization was approximately $9.0 million and $6.9 million at November 30, 1999 and 1998, respectively.

INTANGIBLE ASSETS Intangible assets, included in other assets, primarily represent goodwill and are recorded at cost. Such costs are amortized over periods ranging from three to seven years. Accumulated amortization was approximately $1.1 million and $1.2 million at November 30, 1999 and 1998, respectively.

INVESTMENT IN RELATED PARTY The Company has a 7% ownership stake, on a fully-diluted basis, in EasyAsk, Inc., a privately-held software company whose president is on the board of directors of the Company. The investment in EasyAsk, Inc., accounted for using the cost method, approximated $0.8 million and $0.6 million at November 30, 1999 and 1998, respectively, and is included in other assets.

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

INCOME TAXES The Company provides for deferred income taxes resulting from temporary differences between financial and taxable income. Such differences arise primarily from depreciation, accruals, deferred revenue, capitalized software costs, tax loss carryforwards and allowances for accounts receivable. No provision for U.S. income taxes has been made for the undistributed earnings of non-U.S. subsidiaries, as these earnings have been permanently reinvested or would be principally offset by foreign tax credits. Cumulative undistributed foreign earnings were approximately $20.1 million at November 30, 1999.

EARNINGS PER SHARE Basic earnings per share is calculated using the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding stock options using the treasury stock method. Earnings per share for all years presented herein have been restated to reflect the stock split (Note 5).

COMPREHENSIVE INCOME Effective December 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which requires presentation of the components of comprehensive income, including unrealized gains and losses on investments and foreign currency translation adjustments. Accumulated foreign currency translation losses, net of taxes, were approximately $1.9 million and $0.9 million at November 30, 1999 and 1998, respectively. Accumulated unrealized gains (losses) on short-term investments, net of taxes, were approximately $(0.2) million and $0.5 million at November 30, 1999 and 1998, respectively.

NEW ACCOUNTING PRONOUNCEMENT In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) which establishes standards for derivative instruments and hedging activities. SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met and that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS 133 is effective for fiscal years beginning after June 15, 2000. The Company will adopt SFAS 133 in the first quarter of fiscal 2001. The Company is currently evaluating this statement, but does not expect the adoption of SFAS 133 to have a material effect on the Company's consolidated financial position or results of operations.

NOTE 2:  BUSINESS COMBINATIONS AND NON-RECURRING CHARGES

In December 1997, the Company, through a wholly-owned subsidiary, acquired certain assets of its distributor in Brazil for $5.0 million. The acquisition was accounted for as a purchase, and accordingly, the results of operations are included in the Company's operating results from the date of acquisition. The purchase price was allocated primarily to goodwill, which is being amortized over a seven-year period. If this acquisition had been made at the beginning of the earliest year presented, the effect on the consolidated financial statements would not have been significant.

In July 1997, the Company acquired all of the outstanding stock of Apptivity Corporation (Apptivity), a developer of Java-based application development tools, for approximately $11.2 million, consisting of $3.8 million in cash, $1.4 million in assumed and other liabilities, the issuance of 1,186,970 shares of common stock valued at $5.5 million and the assumption of stock options valued at $0.5 million. The acquisition has been accounted for as a purchase, and accordingly, the results of operations have been included in the Company's operating results from the date of acquisition. The allocation of the purchase price included $10.8 million to in-process software development which was charged to operations as part of the non-recurring charges in the third quarter of fiscal 1997. Additionally, the Company recorded a non-recurring charge of $0.7 million for the writedown of certain capitalized software costs and other intangible assets to fair value after evaluating the impact of the acquisition upon the Company's future operating plans. If this acquisition had been made at the beginning of fiscal 1997, the effect on the consolidated financial statements would not have been significant.

NOTE 3:  CASH AND SHORT-TERM INVESTMENTS

A summary of the Company's investments available for sale by major security type at November 30, 1999 was as follows:

(In thousands)                                                          Gross          Gross
                                                       Amortized   Unrealized     Unrealized          Fair
Security Type:                                            Cost          Gains         Losses         Value
                                                       --------    ----------     ----------         -----
Corporate debt securities                              $ 56,460          --            --         $ 56,460
Obligations of states and  political subdivisions        59,841      $     55      $   (326)        59,570
U.S. government obligations                               7,051             5           (36)         7,020
                                                       --------      --------      --------       --------
          Total                                        $123,352      $     60      $   (362)      $123,050
                                                       ========      ========      ========       ========

The fair value of debt securities at November 30, 1999, by contractual maturity, was as follows:

(In thousands)
Due in one year or less (including $46,036 classified as cash equivalents)                   $ 83,621
Due after one year                                                                             39,429
                                                                                             --------
      Total                                                                                  $123,050
                                                                                             ========

A summary of the Company's investments available for sale by major security type (including $23.1 million classified as cash equivalents) at November 30, 1998 was as follows:

 (In thousands)                                                      Gross       Gross
                                                    Amortized   Unrealized   Unrealized          Fair
Security Type:                                           Cost        Gains       Losses         Value
                                                    ---------   ----------   ----------       -------
Corporate debt securities                             $22,864         --           --         $22,864
Obligations of states and political subdivisions       57,212      $   341      $   (28)       57,525
U.S. government obligations                             6,323          190         --           6,513
                                                      -------      -------      -------       -------
          Total                                       $86,399      $   531      $   (28)      $86,902
                                                      =======      =======      =======       =======


NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

(In thousands)                                           November 30,
                                                    --------------------
                                                       1999         1998
                                                    -------      -------
Equipment and software                              $52,686      $46,989
Furniture and fixtures                                6,295        5,919
Leasehold improvements                                9,891        9,082
                                                    -------      -------
   Total                                             68,872       61,990
Less accumulated depreciation and amortization       48,278       39,532
                                                    -------      -------
   Property and equipment, net                      $20,594      $22,458
                                                    =======      =======


NOTE 5:  SHAREHOLDERS' EQUITY

PREFERRED STOCK The Board of Directors is authorized to establish one or more series of preferred stock and to fix and determine the number and conditions of preferred shares, including dividend rates, redemption and/or conversion provisions, if any, preference and voting rights. At November 30, 1999, the Board of Directors has not authorized any series of preferred stock.

COMMON STOCK On December 17, 1999, the Board of Directors approved a two-for-one common stock split in the form of a stock dividend. Shareholders received one additional share for each share held. Such distribution was made on January 21, 2000 to shareholders of record at the close of business on January 7, 2000. All share and per share amounts for all years presented have been restated to reflect the split.

In fiscal years 1999, 1998 and 1997, the Company purchased and retired 2,042,238 shares, 3,500,970 shares and 4,702,800 shares, respectively, of its common stock for $24.8 million, $33.2 million and $26.6 million, respectively.

In September 1999, the Board of Directors authorized, for the period October 1, 1999 through September 30, 2000, the purchase of up to 10,000,000 shares of the Company's common stock, at such times when the Company deems such purchases to be an effective use of cash. Shares that are repurchased may be used for various purposes including the issuance of shares pursuant to the Company's stock option plans. At November 30, 1999, approximately 9,975,000 shares of common stock remained available for repurchase under this authorization.

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

In April 1997, the shareholders of the Company adopted and approved the 1997 Stock Incentive Plan (1997 Plan). Upon the approval of the 1997 Plan, the Directors' Plan was terminated. Options granted and outstanding under the Directors' Plan remain outstanding and are exercisable in accordance with their terms, but no further options will be granted under the Directors' Plan. The 1994 and 1997 Plans permit the granting of stock incentive awards to officers, members of the Board of Directors, employees and consultants. Awards under the 1994 and 1997 Plans may include stock options (both incentive and non-qualified), grants of conditioned stock, unrestricted grants of stock, grants of stock contingent upon the attainment of performance goals and stock appreciation rights. However, no awards other than incentive and non-qualified stock options have been granted under either the 1994 or 1997 Plans in fiscal years 1999, 1998 and 1997.

In April 1999, the shareholders of the Company adopted and approved an increase of 3,000,000 shares of Common Stock authorized for issuance under the 1997 Plan. A total of 17,040,000 shares are issuable under the 1992, 1994 and 1997 Plans, of which approximately 3,118,000 shares were available for grant at November 30, 1999.

A summary of stock option activity under the plans is as follows:

(In thousands, except per share data)

                                                          Weighted
                                                           Average
                                             Number     Exercise Price
                                           of Shares      Per Share
                                           ---------    --------------
Options outstanding, December 1, 1996        8,598       $    5.45
    Granted                                  3,200            4.92
    Exercised                                 (942)           4.43
    Canceled                                (1,778)           5.49
                                            ------
Options outstanding, November 30, 1997       9,078            5.36
    Granted                                  3,196            7.72
    Exercised                               (2,126)           5.25
    Canceled                                  (428)           4.92
                                            ------
Options outstanding, November 30, 1998       9,720            6.17
    Granted                                  2,560           12.43
    Exercised                               (3,197)           5.80
    Canceled                                (1,175)           7.24
                                            ------
Options outstanding, November 30, 1999       7,908            8.19
                                            ======

At the end of fiscal years 1999, 1998 and 1997, the Company had 2,854,000 shares, 3,808,000 shares and 3,640,000 shares of exercisable options, respectively, with weighted average exercise prices of $6.66, $5.81 and $5.67 per share, respectively.

For various exercise price ranges, characteristics of outstanding stock options at November 30, 1999 were as follows:

   (In thousands, except per share data)

                                         Options Outstanding
                    --------------------------------------------------------------
                                          Weighted Average
          Range of         Number of             Remaining       Weighted Average
   Exercise Price:            Shares       Life (in years)         Exercise Price
                    ----------------- --------------------- ----------------------
$  0.22 - 1.67                   12             4.00                 $ 0.67
   4.50 - 6.23                2,690             6.20                   5.17
   6.54 - 7.23                2,240             7.04                   7.20
    9.00-12.19                1,168             9.08                   9.79
   12.69-16.69                1,798             9.24                  12.95
                              -----
$   0.22-16.69                7,908             7.55                 $ 8.19
                              =====


   (In thousands, except per share data)

                                                        Options Exercisable
                                                 --------------------------------
          Range of                               Number of       Weighted Average
   Exercise Price:                                  Shares         Exercise Price
                                                 ---------       ----------------
$   0.22- 1.67                                       8                 $ 0.83
    4.50- 6.23                                   1,524                   5.21
    6.54- 7.23                                     956                   7.20
    9.00-12.19                                     178                   9.81
   12.69-16.69                                     188                  12.93
                                                 -----
$   0.22-16.69                                   2,854                 $ 6.66
                                                 =====

EMPLOYEE STOCK PURCHASE PLAN The 1991 Employee Stock Purchase Plan (ESPP), as amended in April 1998, permits eligible employees to purchase up to a maximum of 1,500,000 shares of common stock of the Company at 85% of the lesser of the market value of such shares at the beginning of a 27-month offering period or the end of each three-month segment within such offering period. During fiscal years 1999, 1998 and 1997, 217,002 shares, 120,412 shares and 112,436 shares, respectively, were issued with a weighted average purchase price of $9.54, $7.63 and $4.55 per share, respectively, under the ESPP. At November 30, 1999, approximately 711,000 shares were available and reserved for issuance under the ESPP.

PRO FORMA DISCLOSURES The pro forma disclosures are required to be determined as if the Company had accounted for its stock-based compensation arrangements granted subsequent to November 30, 1995 under the fair value method of SFAS 123. The fair value of options and ESPP shares granted in fiscal years 1999, 1998 and 1997 reported below has been estimated at the date of grant using a Black-Scholes option valuation model with the following ranges of assumptions:

                                                Year Ended November 30,
                                      --------------------------------------
Stock Purchase Plan:                       1999          1998           1997
                                           ----          ----           ----
Expected volatility                   35.1-65.0%    29.2-44.1%     39.1-53.1%
Risk-free interest rate                 4.1-5.4%      5.0-5.2%       5.1-5.3%
Expected life in years                      1.1           0.6            0.5
Expected dividend yield                    None          None           None

                                                 Year Ended November 30,
                                       ----------------------------------------
Stock Options:                             1999           1998              1997
                                           ----           ----              ----
Expected volatility                   46.5-47.5%     43.2-45.6%        43.0-44.1%
Risk-free interest rate                 4.5-6.2%       4.7-5.7%          5.9-6.8%
Expected life in years                      6.0            6.5               6.6
Expected dividend yield                    None           None              None

For purposes of the pro forma disclosure, the estimated fair value of options is amortized to expense over the vesting period. Had compensation costs for options and ESPP shares been determined based on the Black-Scholes option valuation model as prescribed by SFAS 123, pro forma net income (loss) and pro forma diluted earnings (loss) per share would have been:

(In thousands, except per share data)                              Year Ended November 30,
                                                             --------------------------------
                                                                1999          1998       1997
                                                                ----          ----       ----
Pro forma net income (loss)                                  $31,072       $20,870   $(3,040)
Pro forma diluted earnings (loss) per share                    $0.79         $0.54    $(0.08)

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. Based on the above assumptions, the weighted average estimated fair value of options granted in fiscal years 1999, 1998 and 1997 was $6.59, $4.03 and $2.79 per share, respectively. The weighted average estimated fair value for shares issued under the ESPP in fiscal years 1999, 1998 and 1997 was $4.43, $3.08 and $2.05 per share, respectively.

The effect on pro forma net income (loss) and pro forma diluted earnings (loss) per share in fiscal years 1999, 1998 and 1997 is not necessarily indicative of the effects on pro forma net income and pro forma diluted earnings per share in future years.

NOTE 6: RETIREMENT PLAN

The Company maintains a retirement plan covering all U.S. employees under
Section 401(k) of the Internal Revenue Code. Company contributions to the plan are at the discretion of the Board of Directors and totaled approximately $2.5 million, $2.4 million and $1.8 million for fiscal years 1999, 1998 and 1997, respectively.

NOTE 7: INCOME TAXES

The components of pretax income (loss) were as follows:

(In thousands)           Year Ended November 30,
                   ----------------------------------
                      1999         1998         1997
                   -------      -------      -------
United States      $37,527      $29,236      $(1,402)
Non-U.S             13,916        4,732        4,534
                   -------      -------      -------
     Total         $51,443      $33,968      $ 3,132
                   =======      =======      =======

The provisions for income taxes were comprised of the following:

(In thousands)                           Year Ended November 30,
                                  -------------------------------------
                                    1999           1998           1997
                                  -------        -------        -------
Current:
         Federal                  $11,571        $11,419        $ 5,226
         State                      2,109          2,015            467
         Foreign                    4,785          2,610          1,996
                                  -------        -------        -------
           Total current           18,465         16,044          7,689
                                  -------        -------        -------
Deferred:
        Federal                    (1,902)        (3,448)        (2,316)
        State                        (378)          (684)          (454)
        Foreign                       267           (702)          (180)
                                 --------       --------       --------
          Total deferred           (2,013)        (4,834)        (2,950)
                                 --------       --------       --------
                      Total      $ 16,452       $ 11,210       $  4,739
                                 ========       ========       ========

The tax effects of significant items comprising the Company's deferred taxes were as follows:

(In thousands)                                    November 30,
                                           -----------------------
                                               1999           1998
                                           --------        -------
Deferred tax liabilities:
     Capitalized software costs            $   (589)      $ (1,112)
                                           --------       --------
       Total deferred tax liabilities          (589)        (1,112)
                                           --------       --------
Deferred tax assets:
     Accounts receivable                      2,713          2,826
     Depreciation and amortization            2,559          1,688
     Other current assets                     1,044            720
     Accrued compensation                       699             70
     Deferred revenue                         2,657          2,784
     Tax loss carryforwards                   1,982          1,461
     Accrued liabilities and other            2,272          1,869
                                           --------       --------
       Total deferred tax assets             13,926         11,418
     Valuation allowance                     (1,211)        (1,315)
                                           --------       --------
             Total                         $ 12,126       $  8,991
                                           ========       ========

The valuation allowance applies to deferred tax assets, primarily net operating loss carryforwards, in the U.S. and in certain foreign jurisdictions where realization is not assured. The change in the valuation allowance of $0.1 million, $0.0 million and $0.4 million in fiscal years 1999, 1998 and 1997, respectively, primarily related to tax loss carryforwards. Noncurrent deferred taxes of $2.3 million and $0.6 million were included in other assets at November 30, 1999 and 1998, respectively.

The Company has net operating loss carryforwards of $3.4 million expiring on various dates through 2012 and $1.9 million which can be carried forward indefinitely.

A reconciliation of the U.S. federal statutory rate to the effective tax rate was as follows:

                                                          Year Ended November 30,
                                                     ------------------------------------
                                                       1999          1998          1997
                                                       ----          ----          ----
Tax at U.S. federal statutory rate                     35.0%         35.0%         35.0%
Non-U.S                                                 1.7           4.3          16.2
Foreign sales corporation                              (4.5)         (4.5)         (3.5)
Research credits                                       (1.2)         (2.9)         (4.8)
State income taxes, net                                 2.2           2.5           8.5
Tax-exempt interest                                    (1.6)         (2.0)        (23.3)
Nondeductible in-process software development           --            --          117.3
Other                                                   0.4           0.6           5.9
                                                       ----          ----         -----
     Total                                             32.0%         33.0%        151.3%
                                                       ====          ====         =====

NOTE 8: OPERATING LEASES

The Company leases certain facilities and equipment under noncancelable operating lease arrangements. Future minimum rental payments at November 30, 1999 under these leases are as follows:

 (In thousands)

2000                                                  $ 8,454
2001                                                    7,165
2002                                                    5,331
2003                                                    2,540
2004                                                    1,884
Thereafter                                              5,306
                                                      -------
      Total                                           $30,680
                                                      =======

Total rent expense under all operating leases was approximately $7.4 million, $7.0 million and $6.2 million for fiscal years 1999, 1998 and 1997, respectively.

NOTE 9: LITIGATION

The Company is subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the Company's consolidated financial position or results of operations.

NOTE 10: BUSINESS SEGMENT AND INTERNATIONAL OPERATIONS

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS
131). SFAS 131 requires public companies to report financial and descriptive information about their reportable operating segments, and also establishes standards for related disclosures about products and services, geographic areas and major customers. Generally, financial information is required to be reported on the basis used internally by the chief operating decision-maker to evaluate segment performance and determine resource allocation. The Company operates in a single segment consisting of the development, marketing and support of application development, deployment and management software.

The Company's revenues are derived from licensing its products, and from related services, which consist of maintenance and consulting and education. Information relating to product and service revenue from external customers is as follows:

 (In thousands)
                                                 Year Ended November 30,
                                          ------------------------------------
                                              1999          1998          1997
                                          --------      --------      --------
Revenue from unaffiliated customers:
  Licenses                                $131,499      $113,312      $ 95,579
  Maintenance                              104,230        83,613        66,064
  Consulting and education                  50,418        42,965        26,671
                                          --------      --------      --------
           Total                          $286,147      $239,890      $188,314
                                          ========      ========      ========

Revenue attributed to North America includes shipments to customers in the United States and Canada and licensing to certain multinational organizations. Revenue from Europe, Middle East and Africa (EMEA), Latin America and Asia Pacific includes shipments to customers in each region, not including certain multinational organizations, plus export shipments into each region that are billed from the United States. Information relating to revenue from external customers from different geographical areas is as follows:

(In thousands)
                                                 Year Ended November 30,
                                          ------------------------------------
                                              1999          1998          1997
                                          --------      --------      --------
Revenue from unaffiliated customers:
  North America                           $111,081      $102,893      $ 76,847
  EMEA                                     128,012       100,507        80,501
  Latin America                             28,577        22,269        16,415
  Asia Pacific                              18,477        14,221        14,551
                                          --------      --------      --------
          Total                           $286,147      $239,890      $188,314
                                          ========      ========      ========

Revenue from the United Kingdom totaled $34.0 million, $24.0 million and $15.9 million for fiscal years 1999, 1998 and 1997, respectively. No other country outside of the United States exceeded 10% of the Company's consolidated total revenue in any year presented. Long-lived assets totaled $18.1 million, $20.6 million and $21.5 million in the United States and $7.2 million, $7.7 million and $7.3 million outside of the United States for fiscal years 1999, 1998 and 1997, respectively. No individual country exceeded 10% of the Company's consolidated long-lived assets.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Progress Software Corporation:

We have audited the accompanying consolidated balance sheets of Progress Software Corporation and its subsidiaries as of November 30, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended November 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Progress Software Corporation and its subsidiaries as of November 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1999, in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
December 17, 1999 (January 21, 2000 as to the effects of the stock split in Note
5)

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share data)

                                                    First           Second              Third          Fourth
                                                   Quarter         Quarter            Quarter          Quarter
                                                   -------         -------            -------          -------
               1999
               Revenue                            $67,145          $70,750           $70,159          $78,093
               Income from operations               9,655           10,385            10,616           16,048
               Net income                           7,097            7,840             8,277           11,777
               Diluted earnings per share            0.18             0.20              0.22             0.30

               1998
               Revenue                            $54,146          $57,106           $59,482          $69,156
               Income from operations               4,868            5,939             7,968           11,252
               Net income                           3,547            4,673             6,161            8,377
               Diluted earnings per share            0.10             0.12              0.16             0.21

Note: All per share amounts have been restated to reflect the two-for-one stock split on January 21, 2000.


MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The following table sets forth, for the periods indicated, the range of high and low trade prices for the Company's common stock as reported by the Nasdaq Stock Market. The Company's common stock is traded on the market under the Nasdaq symbol "PRGS."

                                            Year Ended November 30,
                           ----------------------------------------------------------
                                    1999                                 1998
                           -----------------------           ------------------------
                             High             Low               High              Low
                            ------           -----             -----             -----
First Quarter              $19.19           $12.38            $ 9.34            $6.29
Second Quarter              17.63             9.94             11.54             8.46
Third Quarter               16.88            12.10             14.00             9.00
Fourth Quarter              21.25            13.94             13.59             8.63
                           ------           ------            ------            -----

Note: All share prices have been restated to reflect the two-for-one stock split on January 21, 2000.

The Company has not declared or paid cash dividends on its common stock and does not plan to pay cash dividends to its shareholders in the near future. The Company presently intends to retain its earnings to finance further growth of its business. As of December 31, 1999, the Company's common stock was held by approximately 5,500 shareholders of record or through nominee or street name accounts with brokers.