Form 10-K405, Exhibit 13
period 2000-11-30
PROGRESS SOFTWARE CORP /MA
filed 2001-02-27
CIK 876167

                                                                    EXHIBIT 13.1

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes:


(In thousands, except per share data)                             Year Ended November 30,
                                                 -----------------------------------------------------------
                                                   2000       1999         1998        1997           1996
                                                 --------    --------    --------    ---------      --------

Statement of Operations Data:
Revenue:
   Software licenses                             $109,218    $131,499    $113,312    $  95,579      $ 93,178
   Maintenance and services                       162,129     154,648     126,578       92,735        83,512
                                                 --------    --------    --------    ---------      --------
         Total revenue                            271,347     286,147     239,890      188,314       176,690
                                                 --------    --------    --------    ---------      --------
Costs and expenses:
   Cost of revenue                                 62,702      68,133      56,038       41,238        38,539
   Sales and marketing                            102,163     104,809      96,832       87,570        87,830
   Product development                             39,034      38,339      30,154       26,991        23,951
   General and administrative                      28,753      28,162      26,839       23,202        21,909
   Non-recurring charges                                -           -           -       11,537             -
                                                 --------    --------    --------    ---------      --------
         Total costs and expenses                 232,652     239,443     209,863      190,538       172,229
                                                 --------    --------    --------    ---------      --------

Income (loss) from operations                      38,695      46,704      30,027       (2,224)*       4,461
                                                 --------    --------    --------    ---------      --------

Other income, net                                  10,792       4,739       3,941        5,356         3,869
                                                 --------    --------    --------    ---------      --------

Income before provision for income taxes           49,487      51,443      33,968        3,132*        8,330
Provision for income taxes                         15,836      16,452      11,210        4,739         2,833
                                                 --------    --------    --------    ---------      --------

Net income (loss)                                $ 33,651    $ 34,991    $ 22,758    $  (1,607)*    $  5,497
                                                 ========    ========    ========    =========      ========

Basic earnings (loss) per share                  $   0.94    $   1.01    $   0.66    $   (0.04)*    $   0.14
                                                 ========    ========    ========    =========      ========
Weighted average shares outstanding (basic)        35,661      34,488      34,458       36,336        38,468
                                                 ========    ========    ========    =========      ========

Diluted earnings (loss) per share                $   0.85    $   0.89    $   0.59    $   (0.04)*    $   0.14
                                                 ========    ========    ========    =========      ========
Weighted average shares outstanding (diluted)      39,472      39,212      38,560       36,336        39,666
                                                 ========    ========    ========    =========      ========

Balance Sheet Data:
Cash and short-term investments                  $158,106    $158,665    $113,999    $  93,485      $ 97,323
Working capital                                   117,680     111,616      69,188       67,760        84,207
Total assets                                      278,805     256,554     206,708      171,733       173,188
Long-term debt, including current portion               -           -           -            -           122
Shareholders' equity                              166,813     142,311     102,693       96,439       113,793


--------------------------------------------------------------------------------
* Includes non-recurring acquisition charges of $11.5 million or $0.31 per diluted share. Excluding these non-recurring items, net income would have been $9.7 million or $0.27 per diluted share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY STATEMENT

The Private Securities Litigation Reform Act of 1995 contains certain safe harbors regarding forward-looking statements. From time to time, information provided by the Company or statements made by its directors, officers or employees may contain "forward-looking" information which involves risks and uncertainties. Actual future results may differ materially. Statements indicating that the Company "expects," "estimates," "believes," "is planning" or "plans to" are forward-looking, as are other statements concerning future financial results, product offerings or other events that have not yet occurred. There are several important factors which could cause actual results or events to differ materially from those anticipated by the forward-looking statements. Such factors are described in greater detail below under the heading "Factors That May Affect Future Results" and include, but are not limited to, the receipt and shipment of new orders, the timely release of enhancements to the Company's products, the growth rates of certain market segments including E-Business messaging, the positioning of the Company's products in those market segments, market acceptance of the application service provider distribution model, variations in the demand for professional services and technical support, pricing pressures and the competitive environment in the software industry, business and consumer use of the Internet, and the Company's ability to penetrate international markets and manage its international operations. Although the Company has sought to identify the most significant risks to its business, the Company cannot predict whether, or to what extent, any of such risks may be realized, nor can there be any assurance that the Company has identified all possible issues which the Company might face.

RESULTS OF OPERATIONS

The Company develops, markets and supports application development, deployment and integration software. Its core product line, Progress, is composed primarily of Progress ProVision, Progress RDBMS, Progress WebSpeed, Progress Open AppServer and Progress DataServers. In October 2000, the Company began shipping the latest major enhancement to the Progress product line, Progress Version 9.1. The Company began commercial shipments of Progress SonicMQ, an E-Business messaging server, in December 1999 and shipped the latest release, Progress SonicMQ 3.0, in December 2000. Software license revenue over the years has been generated primarily from internally developed products. Geographic expansion in overseas markets has been achieved through a combination of establishing new offices in new markets and the acquisition of the Progress-related assets of certain distributors.

The following table sets forth certain income and expense items as a percentage of total revenue, and the percentage change in dollar amounts of such items compared with the corresponding period in the previous fiscal year.

                                         Percentage of Total Revenue   Period-to-Period Change
                                         ----------------------------  -----------------------
                                           Year Ended November 30,          2000     1999
                                           ----------------------       Compared Compared
                                            2000    1999    1998         to 1999  to 1998
                                            ----    ----    ----        -------- --------
Revenue:
  Software licenses                          40%     46%     47%          (17)%    16%
  Maintenance and services                   60      54      53             5      22
                                            ---     ---     ---
          Total revenue                     100     100     100            (5)     19
                                            ---     ---     ---
Costs and expenses:
  Cost of software licenses                   4       5       4           (26)     31
  Cost of maintenance and services           19      19      19            (4)     20
  Sales and marketing                        38      37      41            (3)      8
  Product development                        14      13      13             2      27
  General and administrative                 11      10      11             2       5
                                            ---     ---     ---
          Total costs and expenses           86      84      88            (3)     14
                                            ---     ---     ---
Income from operations                       14      16      12           (17)     56
Other income, net                             4       2       2           128      20
                                            ---     ---     ---
Income before provision for income taxes     18      18      14            (4)     51
Provision for income taxes                    6       6       5            (4)     47
                                            ---     ---     ---
Net income                                   12%     12%      9%           (4)     54
                                            ===     ===     ===

FISCAL 2000 COMPARED TO FISCAL 1999

The Company's total revenue decreased 5% from $286.1 million in fiscal 1999 to $271.3 million in fiscal 2000. Total revenue would have increased by 1% in fiscal 2000 from fiscal 1999 if exchange rates had been constant in fiscal 2000 as compared to the exchange rates in effect in fiscal 1999.

Software license revenue decreased 17% from $131.5 million in fiscal 1999 to $109.2 million in fiscal 2000. The decrease in software license revenue in fiscal 2000 was primarily due to a decline in revenue from Independent Software Vendors (ISVs), companies who have written software applications utilizing Progress Software technology and who resell the Company's products in conjunction with the sale of their applications. In particular, software license revenue from ISVs focused in the enterprise resource planning or ERP sector was down significantly on a global basis. In addition, the Company's license revenue was adversely affected by the strong U.S. dollar, especially relative to the euro. The decrease in license revenue was also affected by a purchasing slowdown around the beginning of the year 2000.

Software license revenue from development products, such as Progress ProVision, and most deployment products, including Progress RDBMS, decreased year over year. Partially offsetting the decline in license revenue from these product groups was significantly increased license revenue from Internet-focused products, primarily Progress WebSpeed and, to a lesser extent, Progress SonicMQ. However, these products currently represent a small percentage of total software license revenue.

Maintenance and services revenue increased 5% from $154.6 million in fiscal 1999 to $162.1 million in fiscal 2000. The increase in maintenance and services revenue was primarily the result of growth in the Company's installed customer base and renewal of maintenance contracts, partially offset by a small decline in consulting revenue. The decline in consulting revenue, after several years of high growth, was primarily due to delays in new engagements, fewer projects as a result of lower license revenue and a slower overall market, especially in the ERP sector, for professional services in fiscal 2000 as compared to fiscal 1999.

Total revenue generated in markets outside North America decreased 5% from $175.0 million in fiscal 1999 to $165.8 million in fiscal 2000 and represented 61% of total revenue in fiscal 2000, the same percentage as in fiscal 1999. Total revenue generated in markets outside North America would have represented 63% of total revenue in fiscal 2000 if exchange rates had been constant in fiscal 2000 as compared to the exchange rates in effect in fiscal 1999.

Total revenue was down in all regions, except Asia Pacific. Fiscal 2000 percentage revenue declines from fiscal 1999 were 6% in Europe, Middle East and Africa (EMEA), 9% in Latin America and 5% in North America. Revenue in the Asia Pacific region increased 6% in fiscal 2000 as compared to fiscal 1999. Reported revenue from EMEA was impacted the most significantly of any region by the strong U.S. dollar in fiscal 2000. Revenue from EMEA would have increased 5% in fiscal 2000 if exchange rates had been constant in fiscal 2000 as compared to the exchange rates in effect in fiscal 1999.

The Company is planning for total revenue growth in fiscal 2001 of around 10%, with more of the growth occurring in the second half of the year. The Company's expectation of revenue growth for fiscal 2001 is based on an expected stabilization of revenue from the ISV channel, the Company's plans to generate additional software license and service revenue by focusing more of its selling efforts on the end-user community, continued growth of new products, continued health of the global economy and no further strengthening of the U.S dollar. However, there can be no assurance that the Company will be successful in achieving its forecasts and plans or that other factors will not negatively impact its revenue.

Cost of software licenses consists primarily of cost of product media, documentation, duplication, packaging, royalties and amortization of capitalized software costs. Cost of software licenses decreased 26% from $13.2 million in fiscal 1999 to $9.8 million in fiscal 2000 and decreased as a percentage of software license revenue from 10% to 9%. The dollar and percentage decreases were due to lower software license revenue volume and lower documentation costs, partially offset by higher royalty expense for products and technologies licensed from third parties. Cost of software licenses as a percentage of software license revenue varies depending upon the relative product mix in a given period.

Cost of maintenance and services consists primarily of costs of providing customer technical support, education and consulting. Cost of maintenance and services decreased 4% from $54.9 million in fiscal 1999 to $52.9 million in fiscal 2000 and decreased as a percentage of maintenance and services revenue from 36% to 33%. The margin percentage improvement in fiscal 2000 as compared to fiscal 1999 was primarily due to maintenance revenue increasing while the related technical support costs decreased due to lower headcount. The dollar decrease was also due to lower headcount in the professional services group and decreased usage of third-party contractors for service engagements. The Company decreased its technical support, education, and consulting staff from 373 at the end of fiscal 1999 to 338 at the end of fiscal 2000.

Sales and marketing expenses decreased 3% from $104.8 million in fiscal 1999 to $102.2 million in fiscal 2000, but increased as a percentage of total revenue from 37% to 38%. The dollar decrease in sales and marketing expenses was due to a decrease in the level of discretionary marketing spending for trade shows, advertising campaigns, direct mail solicitations and other events and lower amounts for incentive compensation, partially offset by an increase in headcount in the sales, sales support and marketing staff. The headcount increase was primarily to support expansion of international operations and new products. Worldwide sales and marketing headcount increased from 519 at the end of fiscal 1999 to 575 at the end of fiscal 2000.

Product development expenses increased 2% from $38.3 million in fiscal 1999 to $39.0 million in fiscal 2000 and increased as a percentage of total revenue from 13% to 14%. The dollar and percentage increases were primarily due to a slight increase in headcount to support continued new product development efforts. The major product development efforts in fiscal 2000 primarily related to the development of new products such as Progress SonicMQ and the next version of the Company's principal product line, Progress Version 9.1. The product development staff increased from 242 at the end of fiscal 1999 to 249 at the end of fiscal 2000.

The Company capitalized $0.5 million of software development costs in each of fiscal 1999 and fiscal 2000 in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" (SFAS 86). The amounts capitalized represented 1% of total product development costs in each year. Capitalized software costs are amortized over the estimated life of the product (generally four years) in an amount equal to the greater of the amount computed using the ratio of current revenue to total expected revenue in the product's life or straight-line and amounts amortized are included in cost of software licenses.

General and administrative expenses include the costs of the finance, human resources, legal, information systems and administrative departments of the Company and amortization of goodwill. General and administrative expenses increased 2% from $28.2 million in fiscal 1999 to $28.8 million in fiscal 2000 and increased as a percentage of total revenue from 10% to 11%. The dollar and percentage increases in general and administrative expenses were primarily due to higher staff levels and higher amounts for amortization of goodwill, partially offset by lower amounts for bad debt expense. The Company increased its administrative staff from 205 at the end of fiscal 1999 to 215 at the end of fiscal 2000.

Income from operations decreased as a percentage of total revenue from 16% in fiscal 1999 to 14% in fiscal 2000. The dollar decrease and the decrease in operating income as a percentage of revenue was primarily due to lower than expected revenue during the year. This decrease was mitigated to some extent by the Company's efforts to manage costs and expenses as expected revenue did not materialize. International operations contributed 56% of the total operating income in fiscal 2000 versus 53% in fiscal 1999. The Company is planning to increase operating income in fiscal 2001 at approximately the same rate of growth as revenue.

Other income increased 128% from $4.7 million in fiscal 1999 to $10.8 million in fiscal 2000. The increase was primarily due to foreign currency gains in fiscal 2000 as compared to foreign currency losses in fiscal 1999 and higher interest income. The foreign currency gain in fiscal 2000 related primarily to gains from the Company's foreign currency hedging programs. The increase in interest income in fiscal 2000 as compared to fiscal 1999 was due to higher interest rates and higher average cash balances.

The effective tax rate was 32% in fiscal 2000, the same as in fiscal 1999. See
Note 7 of Notes to Consolidated Financial Statements. The Company expects its effective tax rate to decrease to approximately 31% in fiscal 2001.

FISCAL 1999 COMPARED TO FISCAL 1998

The Company's total revenue increased 19% from $239.9 million in fiscal 1998 to $286.1 million in fiscal 1999. Total revenue would have increased by 23% in fiscal 1999 from fiscal 1998 if exchange rates had been constant in fiscal 1999 as compared to the exchange rates in effect in fiscal 1998.

Software license revenue increased 16% from $113.3 million in fiscal 1998 to $131.5 million in fiscal 1999. The increase in software license revenue was attributable to greater acceptance of the Company's products, including Progress Version 8 and Progress Version 9, the Company's flagship development and deployment product set, and, to a lesser extent, new Internet-focused products such as Progress WebSpeed and Progress Apptivity. Progress Version 9 was released in December 1998. The Company also experienced an increase in sales to ISVs. The increase in sales to ISVs was primarily due to greater deployment revenue from database, application server, dataservers and reporting tools products.

Maintenance and services revenue increased 22% from $126.6 million in fiscal 1998 to $154.6 million in fiscal 1999. The increase in maintenance and services revenue was primarily the result of growth in the Company's installed customer base, renewal of maintenance contracts and increased consulting revenue.

Total revenue generated in markets outside North America increased 28% from $137.0 million in fiscal 1998 to $175.0 million in fiscal 1999 and represented 61% of total revenue in fiscal 1999 as compared to 57% in fiscal 1998. Revenue growth was strong in all regions outside of North America in fiscal 1999 with growth rates of 27% in EMEA, 28% in Latin America and 30% in Asia Pacific. Revenue in North America increased 8% in fiscal 1999 as compared to fiscal 1998. The decrease in the growth rate in North America from fiscal 1998 was primarily due to a slowdown in revenue from certain ISVs, especially in the ERP sector, and a slowdown in consulting. Total revenue generated in markets outside North America would have represented 62% of total revenue in fiscal 1999 if exchange rates had been constant in fiscal 1999 as compared to the exchange rates in effect in fiscal 1998.

Cost of software licenses increased 31% from $10.1 million in fiscal 1998 to $13.2 million in fiscal 1999 and increased as a percentage of software license revenue from 9% to 10%. The dollar and percentage increases were due to an increase in documentation costs and higher royalty expense for products and technologies licensed from third parties.

Cost of maintenance and services increased 20% from $46.0 million in fiscal
1998 to $54.9 million in fiscal 1999, but remained 36% of maintenance and services revenue in each year. The dollar increase was due primarily to an increase in the technical support, consulting and education staff and related expenses and greater usage of third-party contractors to fulfill demand for consulting services in fiscal 1999 as compared to fiscal 1998. The Company increased its technical support, education, and consulting staff from 282 at the end of fiscal 1998 to 373 at the end of fiscal 1999.

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

Product development expenses increased 27% from $30.2 million in fiscal 1998 to $38.3 million in fiscal 1999 and remained approximately the same percentage of total revenue at 13%. The dollar increase was primarily due to an increase in average compensation costs as well as increased headcount to support continued new product development efforts. The major product development efforts in fiscal 1999 primarily related to the development of new products such as Progress SonicMQ and the next versions of the Company's various product lines, including Progress Version 9.1 and Progress Apptivity. The product development staff increased from 225 at the end of fiscal 1998 to 242 at the end of fiscal 1999.

The Company capitalized $2.0 million of software development costs in fiscal 1998 and $0.5 million in fiscal 1999 in accordance with SFAS 86. The amounts capitalized represented 6% of total product development costs in fiscal 1998 and 1% in fiscal 1999. The decrease in the percentage capitalized in fiscal 1999 was due to the stages of completion of the Company's various development projects.

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

The effective tax rate was 32% in fiscal 1999 compared to 33% in fiscal 1998. The decrease in the effective tax rate in fiscal 1999 from fiscal 1998 was primarily due to a decrease in taxes on foreign sourced income in excess of the U.S. federal tax rate.

LIQUIDITY AND CAPITAL RESOURCES

At the end of fiscal 2000, the Company's cash and short-term investments totaled $158.1 million. The decrease in the balance of $0.6 million since the end of fiscal 1999 resulted from capital expenditures, the purchase of the Company's headquarters building and common stock repurchases, partially offset by cash generated from operations and proceeds from stock issuances under the stock purchase plan and exercises of stock options.

In fiscal years 2000, 1999 and 1998, the Company generated $43.1 million, $61.1 million and $58.5 million, respectively, in cash from operations. The decrease in cash generated from operations in fiscal 2000 was due to lower net income, the timing of payments related to accounts payable and other accrued liabilities and a smaller increase in the deferred revenue balance. The increase in accounts receivable in fiscal 1999 and 1998 was primarily due to an increased revenue base. The increase in accounts receivable in fiscal 2000 was due to slower collections and the timing and mix of revenue within the period. As a result, accounts receivable days sales outstanding increased to 67 days at the end of fiscal 2000, as compared to 55 days and 53 days at the end of fiscal years 1999 and 1998, respectively.

In fiscal years 2000, 1999 and 1998, the Company purchased $27.3 million, $9.3 million and $10.0 million, respectively, of property and equipment. The amount for fiscal 2000 included the purchase of the land and building of the Company's principal facility in Bedford, Massachusetts for $15.7 million. The remaining amounts for fiscal 2000 and the amounts for fiscal years 1999 and 1998 consisted primarily of computer equipment and software, furniture and fixtures and leasehold improvements. The level of the remaining property and equipment purchases resulted primarily from continued growth of the business and replacement of older equipment. The Company financed these purchases primarily from cash generated from operations.

In fiscal years 2000, 1999 and 1998, the Company purchased and retired 1,087,942 shares, 2,042,238 shares and 3,500,970 shares, respectively, of its common stock for $17.3 million, $24.8 million and $33.2 million, respectively. The Company financed these purchases primarily from cash generated from operations.

In September 2000, the Board of Directors authorized, for the period October 1, 2000 through September 30, 2001, the purchase of up to 10,000,000 shares of the Company's common stock, at such times when the Company deems such purchases to be an effective use of cash. Shares that are repurchased may be used for various purposes including the issuance of shares pursuant to the Company's stock option and purchase plans. At November 30, 2000, approximately 9,600,000 shares of common stock remained available for repurchase under this authorization.

In January 2000, the Company, through a wholly-owned subsidiary, acquired certain assets of its distributor in South Africa for $2.1 million. The acquisition was accounted for as a purchase, and accordingly, the results of operations are included in the Company's operating results from the date of acquisition. The purchase price was allocated primarily to goodwill, which is being amortized over a seven-year period. If this acquisition had been made at the beginning of the earliest year presented, the effect on the consolidated financial statements would not have been significant.

In March 2000, the Company acquired all of the remaining shares in its joint venture in Japan for $0.1 million. The purchase price was allocated to goodwill and is being amortized over a five-year period.

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

The Company believes that existing cash balances together with funds generated from operations will be sufficient to finance the Company's operations and meet its foreseeable cash requirements (including planned capital expenditures, lease commitments and other long-term obligations) through at least the next twelve months.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) which establishes standards for derivative instruments and hedging activities. SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met and that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. The Company will adopt SFAS 133 in the first quarter of fiscal 2001. The adoption of SFAS 133 will not have a material effect on the Company's consolidated financial position or results of operations.

In December 1999, The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (SAB
101), which summarizes certain of the SEC's views in applying U.S. generally accepted accounting principles to revenue recognition in financial statements. SAB 101, as amended, must be adopted no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. In October 2000, the SEC issued guidance concerning the application of SAB 101 to particular transactions. The Company will adopt SAB 101 in the fourth quarter of fiscal 2001. The adoption of SAB 101 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to a variety of risks, including changes in interest rates affecting the return on its investments and foreign currency fluctuations. The Company has established policies and procedures to manage its exposure to fluctuations in interest rates and foreign currency exchange.

Exposure to market rate risk for changes in interest rates relates to the Company's investment portfolio. The Company has not used derivative financial instruments in its investment portfolio. The Company places its investments with high-quality issuers and has policies limiting, among other things, the amount of credit exposure to any one issuer. The Company limits default risk by purchasing only investment-grade securities. The Company's investments are all fixed-rate instruments. In addition, the Company has classified all its debt securities as available for sale. This classification reduces the income statement exposure to interest rate risk. Based on a hypothetical ten percent adverse movement in interest rates, the potential losses in future earnings, fair value of risk-sensitive instruments, and cash flows are immaterial, although the actual effects may differ materially from the hypothetical analysis.

The Company has entered into foreign exchange option and forward contracts to hedge certain transactions of selected foreign currencies (mainly in Europe and Asia Pacific) against fluctuations in exchange rates. The Company has not entered into foreign exchange option and forward contracts for speculative or trading purposes. The Company's accounting policies for these contracts are based on the designation of the contracts as hedging transactions. The criteria the Company uses for designating a contract as a hedge include the contract's effectiveness in risk reduction and matching of derivative instruments to the underlying transactions. Market value increases and decreases on the foreign exchange option and forward contracts are recognized in income in the same period as gains and losses on the underlying transactions. The Company operates in certain countries where there are limited forward currency exchange markets and thus the Company has unhedged transaction exposures in these currencies. The Company generally does not hedge the net assets of its international subsidiaries. Based on a hypothetical ten percent adverse movement in all foreign currency exchange rates, the Company's revenue would be adversely affected by approximately 6% and the Company's net income would be adversely affected by approximately 15% (excluding any offsetting positive impact from the Company's ongoing hedging programs), although the actual effects may differ materially from the hypothetical analysis.

FACTORS THAT MAY AFFECT FUTURE RESULTS

The Company operates in a rapidly changing environment that involves certain risks and uncertainties, some of which are beyond the Company's control. The following discussion highlights some of these risks.

FLUCTUATIONS IN REVENUE AND QUARTERLY RESULTS

The Company may experience significant fluctuations in future quarterly operating results that may be caused by many factors. Some of these factors include changes in demand for the Company's products, introduction, enhancement or announcement of products by the Company and its competitors, market acceptance of new products, the growth rates of certain market segments including E-Business messaging, size and timing of significant orders, budgeting cycles of customers, mix of distribution channels, mix of products and services sold, mix of international and North American revenues, fluctuations in currency exchange rates, changes in the level of operating expenses, changes in the Company's sales incentive plans, customer order deferrals in anticipation of new products announced by the Company or its competitors and general economic conditions. Revenue forecasting is uncertain, in large part, because the Company generally ships its products shortly after receipt of orders. Most of the Company's expenses are relatively fixed, including costs of personnel and facilities, and are not easily reduced. Thus, an unexpected reduction in the Company's revenue, or a decrease in the rate of growth of such revenue, would have a material adverse effect on the profitability of the Company.

PRODUCTS

The Company believes that the Progress product set and Progress SonicMQ have features and functionality that enable the Company to compete effectively with other vendors of application development products, but ongoing enhancements to these product lines will be required to enable the Company to maintain its competitive position. There can be no assurance that the Company will be successful in developing and marketing enhancements to its products on a timely basis, or that the enhancements will adequately address the changing needs of the marketplace. Delays in the release of enhancements could have a material adverse effect on the Company's business, financial condition and operating results.

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

The Company hopes that Progress SonicMQ and other new products and services will contribute positively to the Company's future results. The market for E-Business messaging products, other Internet business-to-business products and application integration software is highly competitive. Many potential customers have made significant investments in proprietary or internally developed systems and would incur significant costs in switching to third-party products. Global e-commerce and online exchange of information on the Internet and other similar open wide area networks continue to evolve. There can be no assurance that the Company's products will be successful in penetrating these new and evolving markets.

RAPID TECHNOLOGICAL CHANGE

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

DISTRIBUTION CHANNELS AND NEW MARKETS

Future results also depend upon the Company's continued successful distribution of its products through its ISV channel and may be impacted by downward pressure on pricing, which may not be offset by increases in volume. ISVs utilize technology from the Company to create their applications and resell the Company's products along with their own applications. During fiscal 2000, revenue from the ISV channel decreased as compared to the previous year. If this negative revenue trend were to continue in fiscal 2001, the Company's business and operating results would be adversely affected. Any other adverse effect on the ISVs' business related to competition, pricing and other factors could also have a material adverse effect on the Company's business, financial condition and operating results.

The Company expects to devote significant resources to enable its ISVs to move their applications to the Internet and the Application Service Provider (ASP) distribution model by providing a combination of technology, professional services and partnerships. The ASP distribution model enables ISVs to rent their business applications to end-user organizations over the Internet or through other thin-client technologies. The ASP market is new and evolving. There can be no assurance that the ASP model will become a viable market for business applications or that the Company will be successful in penetrating this new market.

In June 2000, the Company announced the formation of NuSphere, a company focused on the open source database market. NuSphere has and continues to develop a set of products and services for the MySQL open source database. The success of an open source business model, which gives customers the right to freely copy and distribute software, is unproven. Few open source software products have gained widespread commercial acceptance partly due to the lack of viable open source industry participants to offer adequate service and support on a long-term basis. In addition, open source vendors are not able to provide industry standard warranties and indemnities for their products, since these products have been developed largely by independent parties over whom open source vendors exercise no control or supervision. There can be no assurance that NuSphere will be successful in building a sustainable business model or that MySQL will attain sufficient market acceptance to support such a business.

COMPETITION

The Company experiences significant competition from a variety of sources with respect to the marketing and distribution of its products. Many of these competitors have greater financial, marketing or technical resources than the Company and may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than can the Company. Increased competition could make it more difficult for the Company to maintain its market presence. The marketplace for new products is intensely competitive and characterized by low barriers to entry. As a result, new competitors possessing technological, marketing or other competitive advantages may emerge and rapidly acquire market share.

In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing their ability to deliver products that better address the needs of the Company's prospective customers. Current and potential competitors also may be more successful than the Company in having their products or technologies widely accepted. There can be no assurance that the Company will be able to compete successfully against current and future competitors and its failure to do so could have a material adverse effect upon the Company's business, prospects, financial condition and operating results.

INTERNATIONAL OPERATIONS

Approximately 58% of the Company's total revenue in fiscal 2000 and in fiscal 1999 was attributable to international sales made through its subsidiaries. Because a majority of the Company's total revenue is derived from such international operations which are primarily conducted in foreign currencies, changes in the value of these foreign currencies relative to the U.S. dollar may affect the Company's results of operations and financial position. The Company engages in certain currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on the Company's results of operations. However, there can be no assurance that such hedging transactions will materially reduce the effect of fluctuation in foreign currency exchange rates on such results. If for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, the Company's business could be adversely affected.

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

HIRING AND RETENTION OF EMPLOYEES

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

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

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

THIRD-PARTY TECHNOLOGY

The Company also utilizes certain technology which it licenses from third parties, including software which is integrated with internally developed software and used in the Company's products to perform key functions. There can be no assurance that functionally similar technology will continue to be available on commercially reasonable terms in the future.

STOCK PRICE VOLATILITY

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

CONSOLIDATED BALANCE SHEETS


(In thousands, except share data)                       November 30,
                                                  -----------------------
                                                       2000          1999
                                                  ---------     ---------
Assets
Current assets:
   Cash and equivalents                           $  90,722     $  81,651
   Short-term investments                            67,384        77,014
   Accounts receivable (less allowances of
     $7,144 in 2000 and $7,259 in 1999)              49,429        47,952
   Other current assets                              12,303         9,406
   Deferred income taxes                              9,834         9,836
                                                  ---------     ---------
               Total current assets                 229,672       225,859
                                                  ---------     ---------
Property and equipment, net                          37,427        20,594
Capitalized software costs, net                       2,037         3,155
Other assets                                          9,669         6,946
                                                  ---------     ---------
               Total                              $ 278,805     $ 256,554
                                                  =========     =========

Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                               $  11,010     $  14,041
   Accrued compensation and related taxes            18,747        24,344
   Income taxes payable                              11,348         8,723
   Other accrued liabilities                          9,821         8,962
   Deferred revenue                                  61,066        58,173
                                                  ---------     ---------
               Total current liabilities            111,992       114,243
                                                  ---------     ---------
Commitments and contingent liabilities
Shareholders' equity:
  Preferred stock, $.01 par value; authorized,
    1,000,000 shares; issued, none
  Common stock, $.01 par value, and additional
    paid-in capital; authorized,
    100,000,000 shares in 2000 and 75,000,000
    shares in 1999; issued and
    outstanding, 35,315,288 shares in
    2000 and 35,552,862 shares in 1999               38,082        40,491
  Retained earnings                                 131,896       103,904
  Accumulated other comprehensive loss               (3,165)       (2,084)
                                                  ---------     ---------
               Total shareholders' equity           166,813       142,311
                                                  ---------     ---------
               Total                              $ 278,805     $ 256,554
                                                  =========     =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS


(In thousands, except per share data)                     Year Ended November 30,
                                                 -------------------------------------
                                                      2000          1999          1998
                                                 ---------     ---------     ---------
Revenue:
  Software licenses                              $ 109,218     $ 131,499     $ 113,312
  Maintenance and services                         162,129       154,648       126,578
                                                 ---------     ---------     ---------
          Total revenue                            271,347       286,147       239,890
                                                 ---------     ---------     ---------

Costs and expenses:
  Cost of software licenses                          9,798        13,188        10,085
  Cost of maintenance and services                  52,904        54,945        45,953
  Sales and marketing                              102,163       104,809        96,832
  Product development                               39,034        38,339        30,154
  General and administrative                        28,753        28,162        26,839
                                                 ---------     ---------     ---------
          Total costs and expenses                 232,652       239,443       209,863
                                                 ---------     ---------     ---------

Income from operations                              38,695        46,704        30,027
                                                 ---------     ---------     ---------

Other income (expense):
  Interest income                                    8,073         5,054         4,529
  Foreign currency gain (loss)                       2,783          (374)         (632)
  Minority interest                                      -           155           113
  Other expense                                        (64)          (96)          (69)
                                                 ---------     ---------     ---------
          Total other income, net                   10,792         4,739         3,941
                                                 ---------     ---------     ---------

Income before provision for income taxes            49,487        51,443        33,968
Provision for income taxes                          15,836        16,452        11,210
                                                 ---------     ---------     ---------
Net income                                       $  33,651     $  34,991     $  22,758
                                                 =========     =========     =========

Basic earnings per share                         $    0.94     $    1.01     $    0.66
                                                 =========     =========     =========
Weighted average shares outstanding (basic)         35,661        34,488        34,458
                                                 =========     =========     =========

Diluted earnings per share                       $    0.85     $    0.89     $    0.59
                                                 =========     =========     =========
Weighted average shares outstanding (diluted)       39,472        39,212        38,560
                                                 =========     =========     =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



(In thousands                                             Common Stock and
                                                     Additional Paid-in Capital                  Accumulated      Total
                                                     --------------------------                     Other         Share-
                                       Comprehensive  Number of                    Retained     Comprehensive    holders'
                                           Income      Shares        Amount        Earnings         Loss          Equity
                                       -------------  ---------     ---------      ---------    -------------    ---------
Balance, December 1, 1997                               35,436      $  26,019      $  70,673      $    (253)     $  96,439
  Exercise of employee stock options                     2,126         11,159                                       11,159
  Issuance of stock under ESPP                             120            919                                          919
  Repurchase of common stock                           (3,501)        (23,901)        (9,316)                      (33,217)
  Tax benefits from stock plans                                         4,770                                        4,770
  Unrealized gains on investments        $    258                                                       258            258
  Translation adjustments                    (393)                                                     (393)          (393)
  Net income                               22,758                                     22,758                        22,758
                                          -------
Comprehensive income                     $ 22,623
                                         ========      ------       ---------      ---------      ---------      ---------
Balance, November 30, 1998                             34,181          18,966         84,115           (388)       102,693
  Exercise of employee stock options                    3,197          18,541                                       18,541
  Issuance of stock under ESPP                            217           2,070                                        2,070
  Repurchase of common stock                           (2,042)         (9,626)       (15,202)                      (24,828)
  Stock option compensation                                                81                                           81
  Tax benefits from stock plans                                        10,459                                       10,459
  Unrealized losses on investments       $   (699)                                                     (699)          (699)
  Translation adjustments                    (997)                                                     (997)          (997)
  Net income                               34,991                                     34,991                        34,991
                                         --------
Comprehensive income                     $ 33,295
                                         ========      ------       ---------      ---------      ---------      ---------
Balance, November 30, 1999                             35,553          40,491        103,904         (2,084)       142,311
  Exercise of employee stock options                      552           3,947                                        3,947
  Issuance of stock under ESPP                            298           3,162                                        3,162
  Repurchase of common stock                           (1,088)        (11,612)        (5,659)                      (17,271)
  Stock option compensation                                                77                                           77
  Tax benefits from stock plans                                         2,017                                        2,017
  Unrealized gains on investments        $     78                                                        78             78
  Translation adjustments                  (1,159)                                                   (1,159)        (1,159)
  Net income                               33,651                                     33,651                        33,651
                                         --------
Comprehensive income                     $ 32,570
                                         ========      ------       ---------      ---------      ---------      ---------
Balance, November 30, 2000                             35,315       $  38,082      $ 131,896      $  (3,165)     $ 166,813
                                                       ======       =========      =========      =========      =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


(In thousands)                                                             Year Ended November 30,
                                                                    ------------------------------------
                                                                      2000          1999          1998
                                                                    --------      --------      --------
Cash flows from operating activities:
  Net income                                                        $ 33,651      $ 34,991      $ 22,758
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization of property and equipment            9,946        10,641        10,750
    Allowances for accounts receivable                                 1,495         2,098         3,617
    Amortization of capitalized software costs                         1,644         2,101         1,771
    Amortization of intangible assets                                    739           586         1,032
    Deferred income taxes                                               (308)       (2,013)       (4,834)
    Minority interest in subsidiary                                        -          (155)         (113)
    Other non-cash charges                                               439            81             -
    Changes in operating assets and liabilities, net of effects from acquisitions:
      Accounts receivable                                             (6,470)      (12,458)       (8,702)
      Other current assets                                            (2,977)         (311)       (2,326)
      Accounts payable and accrued expenses                           (6,123)        5,258         8,854
      Income taxes payable                                             4,280         8,905         8,609
      Deferred revenue                                                 6,750        11,331        17,062
                                                                    --------      --------      --------
         Total adjustments                                             9,415        26,064        35,720
                                                                    --------      --------      --------
         Net cash provided by operating activities                    43,066        61,055        58,478
                                                                    --------      --------      --------
Cash flows from investing activities:
  Purchases of investments available for sale                        (63,608)      (59,606)      (57,025)
  Maturities of investments available for sale                        73,316        45,631        47,033
  Sales of investments available for sale                                  -             -           440
  Purchase of property and equipment                                 (27,301)       (9,331)      (10,038)
  Capitalized software costs                                            (525)         (514)       (1,968)
  Acquisitions, net of cash acquired                                  (2,100)            -        (5,000)
  Increase in other non-current assets                                (1,767)         (578)          (24)
                                                                    --------      --------      --------
          Net cash used for investing activities                     (21,985)      (24,398)      (26,582)
                                                                    --------      --------      --------
Cash flows from financing activities:
  Proceeds from issuance of common stock                               7,109        20,611        12,078
  Repurchase of common stock                                         (17,271)      (24,828)      (33,217)
                                                                    --------      --------      --------
          Net cash used for financing activities                     (10,162)       (4,217)      (21,139)
                                                                    --------      --------      --------
Effect of exchange rate changes on cash                               (1,848)         (944)          (53)
                                                                    --------      --------      --------
Net increase in cash and equivalents                                   9,071        31,496        10,704
Cash and equivalents, beginning of year                               81,651        50,155        39,451
                                                                    --------      --------      --------
Cash and equivalents, end of year                                   $ 90,722      $ 81,651      $ 50,155
                                                                    ========      ========      ========

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

Progress Software Corporation (the Company) is a global supplier of products and services for business applications deployed in an Internet or multi-tiered environment. The Company develops, markets and distributes application development, deployment and integration software to business, industry and government worldwide. The Company also provides consulting, education and support to its customers through its worldwide professional services organization.

ACCOUNTING PRINCIPLES

The consolidated financial statements and accompanying notes have been prepared in conformity with generally accepted accounting principles in the United States of America.

USE OF ESTIMATES

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated.

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

The Company enters into foreign exchange option contracts which are designated as effective hedges on certain transactions in selected foreign currencies. The purpose of the Company's foreign exposure management policies and practices is to attempt to minimize the impact of exchange rate fluctuations on the Company's results of operations. The option contracts are structured such that the cost to the Company cannot exceed the premium paid for such contracts. Premiums are recognized ratably over the contract period as a component of foreign currency gain or loss. Increases and decreases in market value gains on such contracts are recognized in income in the same period as the underlying transactions as a component of foreign currency gain or loss. The notional principal amount of outstanding foreign exchange option contracts at November 30, 2000 was $51.2 million. Unrealized market value gains on such contracts were immaterial at November 30, 2000. Major U.S. multinational banks are counterparties to the option contracts.

REVENUE RECOGNITION

Revenue is recognized when earned. The Company accounts for revenue in accordance with the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, "Software Revenue Recognition" and SOP 98-9, "Modification to SOP 97-2 With Respect to Certain Transactions."

Software license revenue is recognized upon shipment of the product provided that the license fee is fixed and determinable, persuasive evidence of an arrangement exists and collection is probable. Software licenses sold together with maintenance and/or consulting services are generally recognized upon shipment using the residual method, provided that the above criteria have been met. If payment of the software license fees is dependent upon the performance of the consulting services and the consulting services are essential to the functionality of the licensed software, then both the software license and consulting fees are recognized under the percentage-of-completion method of contract accounting.

Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from services, primarily consulting and customer education, is generally recognized as the related services are performed.

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

SUPPLEMENTAL CASH FLOW INFORMATION

In fiscal years 2000, 1999 and 1998, the Company paid $10.9 million, $9.5 million and $7.2 million in income taxes, respectively. The Company had the following noncash activities: income tax benefit from employees' exercise of stock options of $2.0 million, $10.5 million and $4.8 million in fiscal years 2000, 1999 and 1998, respectively.

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

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation and amortization are provided on the straight-line method over the estimated useful lives (three to thirty-nine years) of the related assets or the remaining terms of leases, whichever is shorter.

CAPITALIZATION OF SOFTWARE COSTS

The Company capitalizes certain internally generated software development costs after technological feasibility of the product has been established. Capitalized software costs also include amounts paid for purchased software which has reached technological feasibility. Such costs are amortized over the estimated life of the product (generally four years) in an amount equal to the greater of the amount computed using the ratio of current revenue to total expected revenue in the product's life or straight-line. The Company periodically compares the unamortized costs of capitalized software to the expected future revenues for the products. If the unamortized costs exceed the expected future net realizable value, the excess amount is written off. Accumulated amortization was approximately $10.6 million and $9.0 million at November 30, 2000 and 1999, respectively.

INTANGIBLE ASSETS

Intangible assets, included in other assets, primarily represent goodwill and are recorded at cost. Such costs are amortized over periods ranging from three to seven years. Accumulated amortization was approximately $1.8 million and $1.1 million at November 30, 2000 and 1999, respectively.

INVESTMENT IN RELATED PARTY

The Company has a 7% ownership stake, on a fully-diluted basis, in EasyAsk, Inc., a privately-held software company whose president is on the board of directors of the Company. The investment in EasyAsk, Inc., accounted for using the cost method, approximated $1.3 million and $0.8 million at November 30, 2000 and 1999, respectively, and is included in other assets.

STOCK-BASED COMPENSATION PLANS

The Company accounts for its stock option plans and its employee stock purchase plan in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). In accordance with Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company provides additional pro forma disclosures (Note 5). In March 2000, the Financial Accounting Standards Board
(FASB) issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation: An Interpretation of APB No. 25" (FIN 44). The adoption of FIN 44 did not have a material effect on the Company's consolidated financial position or results of operations.

INCOME TAXES

The Company provides for deferred income taxes resulting from temporary differences between financial and taxable income. Such differences arise primarily from depreciation, accruals, deferred revenue, capitalized software costs, tax loss carryforwards and allowances for accounts receivable. No provision for U.S. income taxes has been made for the undistributed earnings of non-U.S. subsidiaries, as these earnings have been permanently reinvested or would be principally offset by foreign tax credits. Cumulative undistributed foreign earnings were approximately $24.6 million at November 30, 2000.

EARNINGS PER SHARE

Basic earnings per share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using the weighted average number of common shares outstanding plus the effect of outstanding stock options using the treasury stock method. Earnings per share for all years presented herein have been restated to reflect the stock split (Note 5).

COMPREHENSIVE INCOME

The components of comprehensive income include unrealized gains and losses on investments and foreign currency translation adjustments. Accumulated foreign currency translation losses, net of taxes, were approximately $3.1 million and $1.9 million at November 30, 2000 and 1999, respectively. Accumulated unrealized losses on short-term investments, net of taxes, were approximately $0.1 million and $0.2 million at November 30, 2000 and 1999, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) which establishes standards for derivative instruments and hedging activities. SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met and that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS 133, as amended, is effective for fiscal years beginning after June 15, 2000. The Company will adopt SFAS 133 in the first quarter of fiscal 2001. The adoption of SFAS 133 will not have a material effect on the Company's consolidated financial position or results of operations.

In December 1999, The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (SAB
101), which summarizes certain of the SEC's views in applying U.S. generally accepted accounting principles to revenue recognition in financial statements. SAB 101, as amended, must be adopted no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. In October 2000, the SEC issued guidance concerning the application of SAB 101 to particular transactions. The Company will adopt SAB 101 in the fourth quarter of fiscal 2001. The adoption of SAB 101 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

NOTE 2: BUSINESS COMBINATIONS

In January 2000, the Company, through a wholly-owned subsidiary, acquired certain assets of its distributor in South Africa for $2.1 million. The acquisition was accounted for as a purchase, and accordingly, the results of operations are included in the Company's operating results from the date of acquisition. The purchase price was allocated primarily to goodwill, which is being amortized over a seven-year period. If this acquisition had been made at the beginning of the earliest year presented, the effect on the consolidated financial statements would not have been significant.

In March 2000, the Company acquired all of the remaining shares in its joint venture in Japan for $0.1 million. The purchase price was allocated to goodwill and is being amortized over a five-year period.

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

NOTE 3: CASH AND SHORT-TERM INVESTMENTS

A summary of the Company's investments available for sale by major security type (including $61.8 million classified as cash equivalents) at November 30, 2000 was as follows:


(In thousands)                                                       Gross       Gross
                                                     Amortized  Unrealized  Unrealized         Fair
                                                          Cost       Gains      Losses        Value
                                                     ---------  ----------  ----------     --------
Security Type:
Corporate debt securities                             $ 62,573           -          -      $ 62,573
Obligations of states and  political subdivisions       57,492         $50      $(234)       57,308
U.S. government obligations                              9,257           3         (1)        9,259
                                                      --------         ---      -----      --------
          Total                                       $129,322         $53      $(235)     $129,140
                                                      ========         ===      =====      ========

The fair value of debt securities at November 30, 2000, by contractual maturity, was as follows:

(In thousands)

Due in one year or less         $ 90,475
Due after one year                38,665
                                --------
Total                           $129,140
                                ========

A summary of the Company's investments available for sale by major security type (including $46.0 million classified as cash equivalents) at November 30, 1999 was as follows:


(In thousands)                                                       Gross       Gross
                                                     Amortized  Unrealized  Unrealized         Fair
                                                          Cost       Gains      Losses        Value
                                                     ---------  ----------  ----------     --------
Security Type:
Corporate debt securities                             $ 56,460           -          -      $ 56,460
Obligations of states and political subdivisions        59,841         $55      $(326)       59,570
U.S. government obligations                              7,051           5        (36)        7,020
                                                      --------         ---      -----      --------
          Total                                       $123,352         $60      $(362)     $123,050
                                                      ========         ===      =====      ========


NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

(In thousands)                                            November 30,
                                                     ---------------------
                                                      2000          1999
                                                     -------       -------
Computer equipment and software                      $58,304       $52,686
Land, building and leasehold improvements             26,625         9,891
Furniture and fixtures                                 6,736         6,295
                                                     -------       -------
   Total                                              91,665        68,872
Less accumulated depreciation and amortization        54,238        48,278
                                                     -------       -------
   Property and equipment, net                       $37,427       $20,594
                                                     =======       =======

In October 2000, the Company purchased the land and building of its principal facility in Bedford, Massachusetts for $15.7 million.

NOTE 5: SHAREHOLDERS' EQUITY

PREFERRED STOCK

The Board of Directors is authorized to establish one or more series of preferred stock and to fix and determine the number and conditions of preferred shares, including dividend rates, redemption and/or conversion provisions, if any, preference and voting rights. At November 30, 2000, the Board of Directors has not authorized any series of preferred stock.

COMMON STOCK

On December 17, 1999, the Board of Directors approved a two-for-one common stock split in the form of a stock dividend. Shareholders received one additional share for each share held. The distribution was made on January 21, 2000 to shareholders of record at the close of business on January 7, 2000. All share and per share amounts have been restated to reflect the stock split.

In fiscal years 2000, 1999 and 1998, the Company purchased and retired 1,087,942 shares, 2,042,238 shares and 3,500,970 shares, respectively, of its common stock for $17.3 million, $24.8 million and $33.2 million, respectively.

In September 2000, the Board of Directors authorized, for the period October 1, 2000 through September 30, 2001, the purchase of up to 10,000,000 shares of the Company's common stock, at such times when the Company deems such purchases to be an effective use of cash. Shares that are repurchased may be used for various purposes, including the issuance of shares pursuant to the Company's stock option and stock purchase plans. At November 30, 2000, approximately 9,600,000 shares of common stock remained available for repurchase under this authorization.

STOCK OPTIONS

The Company has three stock option plans: the 1992 Incentive and Nonqualified Stock Option Plan (1992 Plan), the 1994 Stock Incentive Plan (1994 Plan) and the 1997 Stock Incentive Plan (1997 Plan), collectively, the Plans. The Plans permit the granting of stock awards to officers, members of the Board of Directors, employees and consultants. Awards under the 1994 and 1997 Plans may include stock options (both incentive and non-qualified), grants of conditioned stock, unrestricted grants of stock, grants of stock contingent upon the attainment of performance goals and stock appreciation rights. No awards other than incentive and non-qualified stock options were granted under the Plans in fiscal years 2000, 1999 and 1998.

In April 2000 and in April 1999, the shareholders of the Company adopted and approved increases in the number of shares of common stock authorized for issuance under the 1997 Plan in the amounts of 2,500,000 and 3,000,000 shares, respectively. A total of 19,540,000 shares are issuable under the Plans, of which approximately 4,441,000 shares were available for grant at November 30, 2000.

A summary of stock option activity under the Plans is as follows:

(In thousands, except per share data                                    Weighted
                                                                         Average
                                                       Number     Exercise Price
                                                    Of Shares          Per Share
                                                    ---------     --------------
Options outstanding, December 1, 1997                   9,078              $5.36
    Granted                                             3,196               7.72
    Exercised                                          (2,126)              5.25
    Canceled                                             (428)              4.92
                                                       ------
Options outstanding, November 30, 1998                  9,720               6.17
    Granted                                             2,560              12.43
    Exercised                                          (3,197)              5.80
    Canceled                                           (1,175)              7.24
                                                       ------
Options outstanding, November 30, 1999                  7,908               8.19
    Granted                                             2,472              15.04
    Exercised                                            (552)              7.14
    Canceled                                           (1,296)             10.08
                                                       ------
Options outstanding, November 30, 2000                  8,532              $9.95
                                                       ======

At the end of fiscal years 2000, 1999 and 1998, the Company had 3,952,000 shares, 2,854,000 shares and 3,808,000 shares subject to exercisable options, respectively, with weighted average exercise prices of $7.82, $6.66 and $5.81 per share, respectively.

For various exercise price ranges, characteristics of outstanding stock options at November 30, 2000 were as follows:

(In thousands,
except per share data)                     Options Outstanding
                        -----------------------------------------------------
                                        Weighted Average             Weighted
Range of                Number of              Remaining              Average
Exercise Price:            Shares        Life (in years)       Exercise Price
                        -----------------------------------------------------
$ 0.22- 1.67                    3                   3.55                $0.88
  4.50- 6.23                2,146                   5.00                 5.17
  6.54- 7.23                1,829                   5.86                 7.19
  9.00-12.19                2,232                   9.18                11.19
 12.81-14.94                1,392                   8.27                12.85
 16.69-19.25                  930                   9.20                19.16
                            -----
$ 0.22-19.25                8,532                   7.27                $9.95
                            =====

(In thousands,
except per share data)           Options Exercisable
                         ------------------------------------
       Range of          Number of          Weighted Average
Exercise Price:             Shares            Exercise Price
                         ------------------ -----------------
$  0.22- 1.67                    3                     $0.88
   4.50- 6.23                1,687                      5.18
   6.54- 7.23                1,172                      7.20
   9.00-12.19                  532                     10.64
  12.81-14.94                  420                     12.88
  16.69-19.25                  138                     19.17
                             -----
$  0.22-19.25                3,952                     $7.82
                             =====

EMPLOYEE STOCK PURCHASE PLAN

The 1991 Employee Stock Purchase Plan (ESPP), as amended in April 1998, permits eligible employees to purchase up to a maximum of 1,500,000 shares of common stock of the Company at 85% of the lesser of the market value of such shares at the beginning of a 27-month offering period or the end of each three-month segment within such offering period. During fiscal years 2000, 1999 and 1998, 297,973 shares, 217,002 shares and 120,412 shares, respectively, were issued with weighted average purchase prices of $10.61, $9.54 and $7.63 per share, respectively, under the ESPP. At November 30, 2000, approximately 413,000 shares were available and reserved for issuance under the ESPP.

PRO FORMA DISCLOSURES

The pro forma disclosures are required to be determined as if the Company had accounted for its stock-based compensation arrangements granted subsequent to November 30, 1995 under the fair value method of SFAS 123. The fair value of options and ESPP shares granted in fiscal years 2000, 1999 and 1998 reported below has been estimated at the date of grant using a Black-Scholes option valuation model with the following ranges of assumptions:

                                              Year Ended November 30,
                                  ----------------------------------------
                                        2000           1999           1998
                                  ----------     ----------     ----------
Stock Purchase Plan:
  Expected volatility             42.5-61.7%     35.1-65.0%     29.2-44.1%
  Risk-free interest rate           4.2-6.2%       4.1-5.4%       5.0-5.2%
  Expected life in years                 1.6            1.1            0.6
  Expected dividend yield               None           None           None
Stock Options:
  Expected volatility             47.5-49.7%     46.5-47.5%     43.2-45.6%
  Risk-free interest rate           5.9-6.8%       4.5-6.2%       4.7-5.7%
  Expected life in years                 6.0            6.0            6.5
  Expected dividend yield               None           None           None

For purposes of the pro forma disclosure, the estimated fair value of options is amortized to expense over the vesting period. Had compensation costs for options and ESPP shares been determined based on the Black-Scholes option valuation model as prescribed by SFAS 123, pro forma net income and pro forma diluted earnings per share would have been:

(In thousands, except per share data)        Year Ended November 30,
                                        -------------------------------
                                           2000         1999       1998
                                        -------      -------    -------
Pro forma net income                    $27,870      $31,072    $20,870
Pro forma diluted earnings per share      $0.71        $0.79      $0.54

Based on the above assumptions, the weighted average estimated fair value of options granted in fiscal years 2000, 1999 and 1998 was $8.58, $6.59 and $4.03 per share, respectively. The weighted average estimated fair value for shares issued under the ESPP in fiscal years 2000, 1999 and 1998 was $6.01, $4.43 and $3.08 per share, respectively.

NOTE 6: RETIREMENT PLAN

The Company maintains a retirement plan covering all U.S. employees under
Section 401(k) of the Internal Revenue Code. Company contributions to the plan are at the discretion of the Board of Directors and totaled approximately $1.8 million, $2.5 million and $2.4 million for fiscal years 2000, 1999 and 1998, respectively.

NOTE 7: INCOME TAXES

The components of pretax income were as follows:

(In thousands)                   Year Ended November 30,
                       ----------------------------------------
                        2000             1999            1998
                       -------          -------         -------
United States          $38,847          $37,527         $29,236
Non-U.S.                10,640           13,916           4,732
                       -------          -------         -------
     Total             $49,487          $51,443         $33,968
                       =======          =======         =======


The provisions for income taxes were comprised of the following:

(In thousands)                        Year Ended November 30,
                           -----------------------------------------
                            2000             1999             1998
                           -------          -------          -------
Current:
  Federal                  $ 9,942          $11,571          $11,419
  State                      1,996            2,109            2,015
  Foreign                    4,206            4,785            2,610
                           -------          -------          -------
    Total current           16,144           18,465           16,044
                           -------          -------          -------
Deferred:
  Federal                     (254)          (1,902)          (3,448)
  State                        (50)            (378)            (684)
  Foreign                       (4)             267             (702)
                           -------          -------          -------
    Total deferred            (308)          (2,013)          (4,834)
                           -------          -------          -------
    Total                  $15,836          $16,452          $11,210
                           =======          =======          =======

The tax effects of significant items comprising the Company's deferred taxes were as follows:

(In thousands)                                      November 30,
                                            ------------------------
                                              2000            1999
                                            -------          -------
Deferred tax liabilities:
     Capitalized software costs             $  (250)         $  (589)
                                            -------          ------
       Total deferred tax liabilities          (250)            (589)
                                            -------          -------
Deferred tax assets:
     Accounts receivable                      2,435            2,713
     Depreciation and amortization            2,550            2,559
     Other current assets                     1,010            1,044
     Accrued compensation                     1,141              699
     Deferred revenue                         2,660            2,657
     Tax loss carryforwards                   1,489            1,982
     Accrued liabilities and other            2,921            2,272
                                            -------          -------
       Total deferred tax assets             14,206           13,926
                                            -------          -------
     Valuation allowance                       (886)          (1,211)
                                            -------          -------
             Total                          $13,070          $12,126
                                            =======          =======


The valuation allowance applies to deferred tax assets, primarily net operating loss carryforwards, in certain foreign jurisdictions where realization is not assured. The change in the valuation allowance of $0.3 million and $0.1 million in fiscal years 2000 and 1999, respectively, primarily related to tax loss carryforwards. There was no change in the valuation allowance in fiscal 1998. Noncurrent deferred taxes of $3.2 million and $2.3 million were included in other assets at November 30, 2000 and 1999, respectively.

The Company has foreign net operating loss carryforwards of $2.3 million expiring on various dates through 2006 and $2.0 million which can be carried forward indefinitely.

A reconciliation of the U.S. federal statutory rate to the effective tax rate was as follows:

                                             Year Ended November 30,
                                         ------------------------------
                                         2000          1999        1998
                                         ----          ----        ----
Tax at U.S. federal statutory rate       35.0%         35.0%       35.0%
Non-U.S                                   0.3           1.7         4.3
Foreign sales corporation                (3.6)         (4.5)       (4.5)
Research credits                         (0.6)         (1.2)       (2.9)
State income taxes, net                   2.5           2.2         2.5
Tax-exempt interest                      (2.0)         (1.6)       (2.0)
Other                                     0.4           0.4         0.6
                                         ----          ----        ----
     Total                               32.0%         32.0%       33.0%
                                         ====          ====        ====

NOTE 8: OPERATING LEASES

The Company leases certain facilities and equipment under noncancelable operating lease arrangements. Future minimum rental payments at November 30, 2000 under these leases are as follows:

(In thousands)

2001                         $  7,618
2002                            5,898
2003                            3,679
2004                            2,802
2005                            1,713
Thereafter                      4,923
                             --------
      Total                  $ 26,633
                             ========

Total rent expense under all operating leases was approximately $7.2 million, $7.4 million and $7.0 million for fiscal years 2000, 1999 and 1998, respectively.

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

NOTE 10: BUSINESS SEGMENT AND INTERNATIONAL OPERATIONS

The Company operates in a single segment consisting of the development, marketing and support of application development, deployment and integration software.

The Company's revenues are derived from licensing its products, and from related services, which consist of maintenance and consulting and education. Information relating to product and service revenue from external customers is as follows:

(In thousands)
                                       Year Ended November 30,
                               ---------------------------------------
                                 2000             1999          1998
                               --------         --------      --------
Licenses                       $109,218         $131,499      $113,312
Maintenance                     113,760          104,230        83,613
Consulting and education         48,369           50,418        42,965
                               --------         --------      --------
         Total                 $271,347         $286,147      $239,890
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

(In thousands)
                                 Year Ended November 30,
                         -------------------------------------
                           2000          1999           1998
                         --------      --------       --------
North America            $105,504      $111,081       $102,893
EMEA                      120,265       128,012        100,507
Latin America              26,081        28,577         22,269
Asia Pacific               19,497        18,477         14,221
                         --------      --------       --------
        Total            $271,347      $286,147       $239,890
                         ========      ========       ========

Revenue from the United Kingdom totaled $34.2 million, $34.0 million and $24.0 million for fiscal years 2000, 1999 and 1998, respectively. No other country outside of the United States exceeded 10% of the Company's consolidated total revenue in any year presented. Long-lived assets totaled $34.4 million, $18.1 million and $20.6 million in the United States and $6.9 million, $7.2 million and $7.7 million outside of the United States for fiscal years 2000, 1999 and 1998, respectively. No individual country outside of the United States exceeded 10% of the Company's consolidated long-lived assets.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Progress Software Corporation:

We have audited the accompanying consolidated balance sheets of Progress Software Corporation and its subsidiaries as of November 30, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended November 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Progress Software Corporation and its subsidiaries as of November 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
----------------------------------
Boston, Massachusetts
December 19, 2000

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share data)
                                   First        Second       Third      Fourth
                                 Quarter       Quarter     Quarter     Quarter
                                 -------       -------     -------     -------
2000
----
Revenue                          $72,131       $67,400     $65,409     $66,407
Income from operations            11,646        11,057       7,104       8,888
Net income                         9,068         9,591       6,932       8,060
Diluted earnings per share          0.22          0.24        0.18        0.21

1999
----
Revenue                          $67,145       $70,750     $70,159     $78,093
Income from operations             9,655        10,385      10,616      16,048
Net income                         7,097         7,840       8,277      11,777
Diluted earnings per share          0.18          0.20        0.22        0.30

Note: All per share amounts have been restated to reflect the two-for-one stock split on January 21, 2000.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The following table sets forth, for the periods indicated, the range of high and low trade prices for the Company's common stock as reported by the Nasdaq Stock Market. The Company's common stock is traded under the Nasdaq symbol "PRGS."

                                         Year Ended November 30,
                           -----------------------------------------------
                                  2000                         1999
                           ------------------           ------------------
                            High       Low               High        Low
                           ------     ------            ------      ------

First Quarter              $30.75     $18.56            $19.19      $12.38
Second Quarter              27.00      14.88             17.63        9.94
Third Quarter               19.13      10.94             16.88       12.10
Fourth Quarter              17.00      11.25             21.25       13.94
                           ------     ------            ------      ------

Note: All share prices have been restated to reflect the two-for-one stock split on January 21, 2000.

The Company has not declared or paid cash dividends on its common stock and does not plan to pay cash dividends to its shareholders in the near future. As of December 31, 2000, the Company's common stock was held by approximately 5,000 shareholders of record or through nominee or street name accounts with brokers.